Exhibit 2.1

Execution Version

Purchase and Sale Agreement

Dated October 28, 2025,

By and Among

Amplify Energy Operating LLC

and

Magnify Energy Services LLC,

as Sellers,

And

EQV Alpha LLC,

as Buyer

TABLE OF CONTENTS

Article 12 GENERAL PROVISIONS		57
Section 12.1	Records	57
Section 12.2	Expenses	57
Section 12.3	Notices	60
Section 12.4	Governing Law; Jurisdiction; Service of Process; Jury Waiver	60
Section 12.5	Further Assurances	61
Section 12.6	Waiver	61
Section 12.7	Entire Agreement and Modification	61
Section 12.8	Assignments, Successors and No Third-Party Rights	62
Section 12.9	Severability	62
Section 12.10	Article and Section Headings, Construction	62
Section 12.11	Counterparts	63
Section 12.12	Press Release, News Media and External Statements; Confidentiality	63
Section 12.13	Name Change; Removal of Sellers Marks	64
Section 12.14	Appendices, Exhibits and Schedules	64
Section 12.15	No Recourse	64
Section 12.16	Joint and Several Liability	65
Section 12.17	Sellers’ Representative	65
APPENDIX I DEFINITIONS		1

APPENDICES, EXHIBITS AND SCHEDULES

Appendix I	Definitions

Exhibit A-1	Leases
Exhibit A-2	Easements and Surface Interests
Exhibit A-3	Fee Simple Interests
Exhibit B	Wells and Well Locations
Exhibit C-1	Equipment
Exhibit C-2	Field Offices and Real Property
Exhibit D	Owned and Leased Vehicles
Exhibit E-1	Form of Assignment and Bill of Sale
Exhibit E-2	Form of Deed
Exhibit F	Excluded Assets
Exhibit G-1	Form of Closing Certificate (Seller)
Exhibit G-2	Form of Closing Certificate (Buyer)
Exhibit H	Sale Area
Exhibit I	Form of Transition Services Agreement

Schedule 1.5(c)(i)(C)	Prepaid Property Costs
Schedule 1.7	Allocation of Purchase Price
Schedule 2.2(b)	No Conflict
Schedule 2.4	Taxes
Schedule 2.5	Certain Litigation
Part I – Assumed Litigation
Part II – Retained Litigation
Schedule 2.7	Compliance with Legal Requirements
Schedule 2.8	Imbalances
Schedule 2.9(a)	Material Contracts
Schedule 2.9(b)	Material Contract Defaults
Schedule 2.9(c)	Specified Material Contracts
Schedule 2.11	Consents and Preferential Purchase Rights
Schedule 2.12	Permits
Schedule 2.13	Current Commitments
Schedule 2.14	Environmental Laws
Schedule 2.15	Wells
Schedule 2.16	Suspense Funds
Schedule 2.18	Drilling Obligations
Schedule 2.19	Certain Credit Support
Schedule 2.20	Non-Consent Elections
Schedule 2.21	Leases
Schedule 2.22	No Related Assets
Schedule 2.23	Payout Status
Schedule 2.25	Certain Transfers
Schedule 2.26	Insurance
Schedule 4.2	Certain Authorized Pre-Closing Actions
Schedule 5.2(a)	Replacement Bonds, Letters of Credit and Guaranties
Schedule 5.6	Assumed Hedges
Schedule 10.1(b)	Tag-Along Agreements
Schedule 12.3	Notices
Schedule PE	Permitted Encumbrances

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of October 28, 2025 (the “Execution Date”), by and among Amplify Energy Operating LLC, a Delaware limited liability company (“Amplify”) and Magnify Energy Services LLC, a Delaware limited liability company (“Magnify”, and together with Amplify, “Sellers” and each individually, a “Seller”), and EQV Alpha LLC, a Delaware limited liability company (“Buyer”). Sellers, on the one hand, and Buyer, on the other hand, are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITAL

Sellers desire to sell, and Buyer desires to purchase, all of Sellers’ right, title and interest in and to certain oil and gas properties and related assets and contracts, effective as of the Effective Time, for the consideration and on the terms set forth in this Agreement.

AGREEMENT

For and in consideration of the promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1
SALE AND TRANSFER OF ASSETS; CLOSING

Section 1.1            Assets. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell and transfer the Assets, effective as of the Effective Time, to Buyer, and Buyer shall purchase, pay for, and accept the Assets from Sellers.

Section 1.2           Purchase Price; Deposit. Subject to any adjustments that may be made under Section 1.5, the purchase price for the Assets will be One Hundred Twenty-Two Million Dollars ($122,000,000) (the “Purchase Price”). Within one (1) Business Day of the Execution Date, Buyer has deposited by wire transfer in same day funds, into an escrow account established pursuant to the Escrow Agreement (the “Escrow Account”) an amount equal to 10% of the unadjusted Purchase Price (together with any interest accrued thereon, the “Deposit Amount”). The Deposit Amount shall be held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement, and if the Closing occurs the Parties shall jointly instruct the Escrow Agent to disburse the Deposit Amount (less the amount of the Defect Escrow Amount, if any) to Sellers, and the Deposit Amount shall be applied as a credit toward the Preliminary Amount as provided in Section 1.4(b)(i). If this Agreement is terminated prior to the Closing in accordance with Section 8.1, then the provisions of Section 8.2 shall apply to the Deposit Amount.

Section 1.3            Closing; Preliminary Settlement Statement.

(a)            Subject to Section 1.3(b) and Section 8.1, the Closing shall take place remotely and electronically on: (x) December 22, 2025 (the “Scheduled Closing Date”); (y) if all conditions to Closing under Article 6 and Article 7 have not yet been satisfied or waived as of such date, within five Business Days after such conditions have been satisfied or waived, subject to the provisions of Article 8; or (z) such other date as may be agreed in writing by Sellers and Buyer. The date (if any) on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Subject to the provisions of Article 6, Article 7, and Article 8, the failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.3 shall not result in the termination of this Agreement and shall not relieve any Party of any obligation under this Agreement. Not later than seven days prior to the Closing Date, Sellers shall (a) prepare in good faith and deliver to Buyer a statement setting forth in reasonable detail Sellers’ reasonable determination of the Preliminary Amount based upon the best information available at that time, (the “Preliminary Settlement Statement”), which may include Sellers’ estimates where actual amounts are not known at the time of Sellers’ delivery thereof, and (b) provide to Buyer reasonable documentation in the possession of Sellers or any of its Affiliates to support the amounts of the proposed adjustments set forth in the Preliminary Settlement Statement. Within three Business Days after its receipt of the Preliminary Settlement Statement, Buyer may, but is not obligated to, submit to Sellers in writing any objections or proposed changes to the Preliminary Settlement Statement, and Sellers shall consider all such objections and proposed changes in good faith. The estimate agreed to by Sellers and Buyer, or, absent such agreement, delivered in the Preliminary Settlement Statement prepared and delivered by Sellers pursuant to this Section 1.3, will, without prejudicing Buyer’s rights under Section 1.5(d), be the Preliminary Amount to be paid by Buyer to Sellers at the Closing.

(b)            Notwithstanding anything herein to the contrary, unless otherwise agreed by the Parties, the Scheduled Closing Date and the Outside Date shall be subject to extension as contemplated in this Section 1.3(b). If any notice with respect to the holder of any Preferential Purchase Right or Required Consent has not been delivered within the time periods contemplated under Section 10.1 or Section 10.2 (as applicable), then the Scheduled Closing Date and Outside Date shall each be automatically extended on a day-for-day basis until all such notices are properly delivered after such prescribed time periods, but not to exceed thirty (30) calendar days.  Further, if, as of one Business Day prior to the Scheduled Closing Date, the Asset(s) subject to (i) unobtained Required Consent(s) (other than Required Consent(s) that have been expressly denied or deemed waived by the passage of time) or (ii) any outstanding Preferential Purchase Right(s) for which the time period for exercising any such Preferential Purchase Right(s) has not expired and no notice of waiver or exercise of such Preferential Purchase Right has been received from the holder of such Preferential Purchase Right, have an aggregate Allocated Value equal to or greater than 5% of the unadjusted Purchase Price, then Buyer shall have the option, in its sole discretion, to elect to extend the Scheduled Closing Date and the Outside Date by up to an additional thirty (30) calendar days.

Section 1.4            Closing Obligations. At the Closing:

(a)            Sellers shall deliver, execute or acknowledge (or cause the appropriate Persons to deliver, execute or acknowledge) to Buyer (or the other appropriate Persons):

(i)              the Instruments of Conveyance in the appropriate number for recording in the real property records where the Assets are located, together with any assignments, on appropriate forms of the applicable Governmental Bodies with respect to any state or federal Leases and Easements and Surface Interests comprising portions of the Assets, if any, in sufficient counterparts necessary to facilitate filing with the applicable Governmental Bodies;

(ii)               possession of the Assets (except the Suspense Funds, which shall be conveyed to Buyer by way of one or more adjustments to the Purchase Price as provided in Section 1.5(c)(ii)(E));

(iii)              a certificate, in substantially the form set forth in Exhibit G-1 from each Seller, executed by an officer of each Seller and certifying on behalf of such Seller that its conditions to Closing set forth in Section 6.1 and Section 6.2 have been fulfilled;

(iv)              a duly executed and completed Internal Revenue Service Form W-9 from each Seller (or its regarded owner, if such Seller is an entity disregarded as separate from its owner for U.S. federal income tax purposes) dated within 10 Business Days of the Closing Date;

(v)              an executed counterpart of the Preliminary Settlement Statement;

(vi)             for each Well operated by a Seller or its applicable operating Affiliate on the Closing Date, such regulatory documentation on forms prepared by Sellers (with reasonable cooperation from, and reasonably satisfactory to, Buyer) as are necessary to designate Buyer as operator of such Wells;

(vii)            a recordable release (and/or termination, as applicable) of any trust, mortgages, financing statements, fixture filings and security agreements, in each case, securing indebtedness for borrowed money made by a Seller or its Affiliates affecting the Assets;

(viii)           an executed counterpart of a joint written instruction directing the Escrow Agent to (A) release to Sellers an amount (not less than $0) equal to (x) the Deposit Amount, minus (y) the Defect Escrow Amount, if any, and (B) redesignate the Escrow Account as the Defect Escrow Account, if applicable (the “Closing Escrow Instruction”);

(ix)              an executed counterpart of the Transition Services Agreement; and

(x)               such documents as Buyer or counsel for Buyer may reasonably request, including letters-in-lieu of transfer order to purchasers of production from the Wells (which shall be prepared and provided by Buyer and reasonably satisfactory to Sellers).

(b)            Buyer shall deliver, execute or acknowledge (or cause the appropriate Persons to deliver, execute or acknowledge) to Sellers (or the other appropriate Persons):

(i)                an amount equal to: (x) the Preliminary Amount; minus (y) the Deposit Amount; minus (z) the Defect Escrow Amount, if any, by wire transfer to the account specified in a written notice given by Sellers to Buyer at least two Business Days prior to the Closing Date;

(ii)               the Instruments of Conveyance in the appropriate number for recording in the real property records where the Assets are located, together with any assignments, on appropriate forms of the applicable Governmental Bodies with respect to any state or federal Leases and Easements and Surface Interests comprising portions of the Assets, if any, in sufficient counterparts necessary to facilitate filing with the applicable Governmental Bodies;

(iii)              a certificate, in substantially the form set forth in Exhibit G-2 executed by an officer of Buyer, certifying on behalf of Buyer that the conditions to Closing set forth in Section 7.1 and Section 7.2 have been fulfilled;

(iv)             an executed counterpart of the Preliminary Settlement Statement;

(v)              for each Well operated by a Seller or its applicable operating Affiliate on the Closing Date, such regulatory documentation on forms prepared by Sellers (with reasonable cooperation from, and reasonably satisfactory to, Buyer) as are necessary to designate Buyer as operator of such Wells;

(vi)             evidence of replacement bonds, guarantees, and other sureties pursuant to Section 5.2(a) and evidence of such other authorizations and qualifications as may be necessary for Buyer to own and operate the Assets;

(vii)            if applicable, Buyer shall deliver to the Escrow Agent by wire transfer to the Escrow Account an amount equal to the amount by which (A) the sum of: (x) the aggregate Disputed Title Amount; plus (y) the aggregate Disputed Environmental Amount; plus (z) the aggregate amount of alleged Title Defect Values associated with Title Defects that Sellers have elected to cure pursuant to Section 10.5(a) that are not yet cured as of the Closing Date (collectively, the “Defect Escrow Amount”) exceeds (B) the Deposit Amount;

(viii)           an executed counterpart of the Closing Escrow Instruction;

(ix)              an executed counterpart of the Transition Services Agreement; and

(x)               such other documents as Sellers or counsel for Sellers may reasonably request (which shall be prepared and provided by Sellers and reasonably satisfactory to Buyer).

Section 1.5            Allocations and Adjustments. If the Closing occurs:

(a)            Buyer shall be: (i) entitled to all production and products from or attributable to the Assets from and after the Effective Time and the proceeds thereof, and to all other income, proceeds, receipts and credits earned with respect to the Assets on or after the Effective Time; and (ii) responsible for (and entitled to any refunds with respect to) all Property Costs attributable to the Assets and incurred from and after the Effective Time (other than the Helventson Wells Costs). Except for amounts for which the Purchase Price is adjusted pursuant to Section 1.5(c)(i)(C), Sellers shall be: (x) entitled to all production and products from or attributable to the Assets prior to the Effective Time and the proceeds thereof; and (y) responsible for (and entitled to any refunds with respect to) all Property Costs and Other Costs attributable to the Assets incurred prior to the Effective Time and the Helventson Wells Costs. “Earned” and “incurred,” as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (COPAS) standards, each as consistently applied by Sellers prior to Closing.

(b)           For purposes of allocating revenues, production, proceeds, income, accounts receivable and products under this Section 1.5: (i) liquid Hydrocarbons produced into storage facilities will be deemed to be “from or attributable to” the Wells when they pass through the pipeline connecting into the storage facilities into which they are run; and (ii) gaseous Hydrocarbons and liquid Hydrocarbons produced into pipelines will be deemed to be “from or attributable to” the Wells when they pass through the receipt point sales meters on the pipelines through which they are transported. In order to accomplish the foregoing allocation of production, the Parties shall: (x) rely upon the gauging, metering and strapping procedures which were conducted by Sellers on or about the Effective Time; and (y) utilize reasonable interpolating procedures to arrive at an allocation of production when exact gauging, metering, and strapping data is not available on hand as of the Effective Time, unless such procedures are demonstrated to be inaccurate. Asset Taxes shall be prorated in accordance with Section 12.2(c). Surface use or damage fees and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Time.

(c)            The Purchase Price shall be, without duplication,

(i)                increased by the following amounts:

(A)            the aggregate amount of: (i) proceeds received by Buyer from the sale of Hydrocarbons produced from and attributable to the Assets during any period prior to the Effective Time to which Sellers are entitled under Section 1.5(a) (net of any (x) Royalties and (y) gathering, processing, transportation and other midstream costs, in each case, to the extent actually deducted from the proceeds received by Buyer, or otherwise economically borne by Buyer, but excluding, in each case, Taxes); and (ii) any other proceeds received by Buyer with respect to the Assets to which Seller would otherwise be entitled under Section 1.5(a);

(B)             the amount of all Asset Taxes allocable to Buyer pursuant to Section 12.2(c) but paid or economically borne by Sellers;

(C)            the aggregate amount of all non-reimbursed Property Costs that have been paid by Sellers or their operating Affiliates that are attributable to the ownership and operation of the Assets from and after the Effective Time, including any prepaid Property Costs with respect to Seller’s interest in the Assets and attributable to any period from and after the Effective Time (Sellers’ best estimates of which, as of the Execution Date, are set forth on Schedule 1.5(c)(i)(C));

(D)             to the extent that proceeds for such volumes have not been received by Sellers or its Affiliates, an amount equal to the value of all merchantable Hydrocarbons which are (x) attributable to actively producing Wells that are, as of the Effective Time, producing more than the minimum amount to qualify as production in paying quantities and (y) in storage or existing in stock tanks, pipelines or plants, to the extent located above the load line (excluding line fill, tank fill and tank bottoms) as of the Effective Time, multiplied by the Applicable Contract price therefor, or, if there is no Applicable Contract, by $56.74 per bbl;

(E)              a fixed overhead charge equal to $200,000 per month, from the Effective Time through the Closing Date (prorated for any partial month);

(F)              if applicable, the amount, if any, of Imbalances in favor of Sellers, multiplied by $2.99 per MMBtu, or, to the extent that the Applicable Contracts provide for cash balancing, the actual cash balance amount determined to be due to Sellers as of the Effective Time;

(G)             if the Hedge Value (as adjusted pursuant to Section 5.6(a)) is a liability, the Hedge Value (as adjusted pursuant to Section 5.6(a));

(H)             the amount of any other upward adjustment specifically provided for in this Agreement or mutually agreed upon by the Parties; and

(ii)              decreased by the following amounts:

(A)             the aggregate amount of: (i) proceeds received by Sellers or its Affiliates from the sale of Hydrocarbons produced from and attributable to the Assets from and after the Effective Time to which Buyer is entitled under Section 1.5(a) (net of any (x) Royalties and (y) gathering, processing, transportation and other midstream costs, in each case, to the extent actually deducted from the proceeds received by Sellers, or otherwise economically borne by Sellers, but excluding, in each case, Taxes); and (ii) other proceeds received by Sellers with respect to the Assets (without duplication) for which Buyer would otherwise be entitled under Section 1.5(a);

(B)            the amount of all Asset Taxes allocable to Sellers pursuant to Section 12.2(c) but paid or economically borne by Buyer;

(C)             the aggregate amount of all downward adjustments to the Purchase Price pursuant to Article 10;

(D)            the aggregate amount of all non-reimbursed Property Costs and Other Costs that are attributable to the ownership or operation of the Assets prior to the Effective Time and paid by Buyer, but excluding prepayments or advances of Property Costs (or portions thereof) with respect to any period on or after the Effective Time;

(E)             the amount of the Suspense Funds;

(F)             if applicable, the amount, if any, of Imbalances owing by Sellers, multiplied by $2.99 per MMBtu, or, to the extent that the Applicable Contracts provide for cash balancing, the actual cash balance amount determined to be owed by Sellers as of the Effective Time;

(G)             if the Hedge Value (as adjusted pursuant to Section 5.6(a)) is an asset, the Hedge Value (as adjusted pursuant to Section 5.6(a)); and

(H)             the amount of any other downward adjustment specifically provided for in this Agreement or mutually agreed upon by the Parties.

(d)            As soon as practicable after the Closing, but no later than 120 days following the Closing Date, Sellers shall prepare in good faith and submit to Buyer a statement (the “Final Settlement Statement”) setting forth each adjustment to the Purchase Price and showing the values used to determine such adjustments to reflect the final adjusted Purchase Price. Sellers shall make all adjustments based on the most recent, actual figures and shall supply to Buyer all reasonable documentation in the possession or control of Sellers or any of its Affiliates to support the amounts of the adjustments set forth in the Final Settlement Statement. Buyer shall cooperate with any reasonable requests of Sellers, including to provide access to any books, records and data as may be reasonably requested by Sellers, in connection with the preparation of the Final Settlement Statement. On or before 30 days after receipt of the Final Settlement Statement, Buyer may, but is not obligated to, deliver to Sellers a written report containing any changes that Buyer proposes be made to the Final Settlement Statement (the “Dispute Notice”). The Dispute Notice shall include an explanation of all of Buyer’s proposed changes and supporting information forming the basis for each such change. During such 30-day period, Buyer shall be given reasonable access to Sellers’ books and records (except to the extent any such books and records or other data are or relate to the Excluded Assets) relating to the matters required to be accounted for in the Final Settlement Statement. Any changes not included in the Dispute Notice shall be deemed waived. If Buyer fails to timely deliver a Dispute Notice to Sellers containing changes Buyer proposes to be made to the Final Settlement Statement, the Final Settlement Statement as delivered by Sellers will be deemed to be mutually agreed upon by the Parties and will be final and binding on the Parties. Upon delivery of the Dispute Notice, the Parties shall undertake in good faith to agree with respect to any disputed amounts identified therein by the date that is 160 days after the Closing Date (the “Post-Closing Date”). Except for Title Defect and Environmental Defect adjustments pursuant to Section 1.5(c)(ii)(C), which shall be subject to the arbitration provisions of Section 10.14, if the Parties are still unable to agree regarding any item set forth in the Dispute Notice as of the Post-Closing Date, then the Parties shall submit the dispute to an independent, nationally recognized accounting firm mutually agreed upon by (and not currently providing any accounting services to) the Parties (the “Accounting Expert”); provided that if, within 15 Business Days the Parties cannot mutually agree on an Accounting Expert, either Party or both Parties collectively may solicit the Houston office of the AAA to select the Accounting Expert (which must be independent with respect to both Parties). Such submission shall include a written description of each such dispute along with reasonable supporting detail for the position of Buyer, on the one hand, and Sellers, on the other hand. Upon receipt of such submission, the Accounting Expert shall finally determine such disputed item in accordance with the terms of this Agreement. The Accounting Expert shall act as an expert and not an arbitrator. In determining the proper amount of any adjustment to the Purchase Price related to the disputed item, the Accounting Expert shall not increase the Purchase Price more than the increase proposed by Sellers nor decrease the Purchase Price more than the decrease proposed by Buyer, as applicable. The decision of such Accounting Expert shall be binding on the Parties, and each of Sellers and Buyer shall bear its own legal fees and other costs associated with presenting its case to the Accounting Expert (excluding any fees or expenses owed to the Accounting Expert). Each of Sellers and Buyer shall be responsible for any fees or expenses owed to the Accounting Expert proportionately to the extent the Accounting Expert has not selected Sellers’ or Buyer’s respective position on an aggregate dollar basis with respect to all amounts submitted for determination pursuant to this Section 1.5(d). For example, if Buyer claims the final aggregate net adjustment to the Purchase Price is $1,000 greater than the amount determined by Sellers, and Sellers contest only $500 of the amount claimed by Buyer, and if the Accounting Expert ultimately resolves the dispute by awarding Sellers $300 of the $500 contested, then the costs and expenses of the Accounting Expert will be allocated 60% (i.e., 300 ÷ 500) to Buyer and 40% (i.e., 200 ÷ 500) to Sellers. The date upon which all adjustments and amounts in the Final Settlement Statement are agreed to, deemed agreed to, or fully and finally determined by the Accounting Expert as set forth in this Section 1.5(d) is referred to in this Agreement as the “Final Settlement Date,” and the final adjusted Purchase Price based on such final adjustments and amounts is referred to in this Agreement as the “Final Amount.” If: (i) the Final Amount is more than the Preliminary Amount, Buyer shall pay to Sellers an amount equal to the Final Amount, minus the Preliminary Amount; or (ii) the Final Amount is less than the Preliminary Amount, Sellers shall pay to Buyer an amount equal to the Preliminary Amount, minus the Final Amount. Such payment shall be made within five Business Days after the Final Settlement Date by wire transfer of immediately available funds to the accounts specified pursuant to wire instructions delivered in advance by Sellers or Buyer, as applicable.

(e)            Notwithstanding anything to the contrary in this Agreement (but subject to this Section 1.5(e) and Article 9), following the date that is 12 months after the Closing Date (the “Cut-off Date”), except to the extent such amounts are, or are attributable to, the Excluded Assets, Sellers shall have no further: (x) entitlement to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets; or (y) responsibility for Property Costs incurred with respect to the Assets. Within 30 days after the end of each calendar month from and after the Final Settlement Date until the Cut-off Date (including the calendar months in which the Final Settlement Date and the Cut-off Date occur), Sellers and Buyer shall: (i) determine in good faith the aggregate net amount of: (A) all income, proceeds, receipts and credits received by each Party during such calendar month to which the other Party is entitled under Section 1.5(a); and (B) all Property Costs for which each Party is responsible under Section 1.5(a) but were paid by the other Party during such calendar month; and (ii) true-up such aggregate net amount between Sellers, on the one hand, and Buyer on the other hand, as follows: (1) if such netting and true-up results in a net amount payable by Buyer to Sellers, then Buyer shall pay to Sellers such amount; and (2) if such netting and true-up results in a net amount payable by Sellers to Buyer, then Sellers shall pay to Buyer such amount. For the avoidance of doubt, any such netting and true-up shall be made without duplication of any such amounts that were accounted for in the Preliminary Settlement Statement or the Final Settlement Statement, as applicable.

(f)             From the Closing Date until the Cut-off Date, Buyer agrees to use commercially reasonable efforts, at no cost or expense to Buyer, to cooperate with any reasonable request by Sellers to assist with recovery of any working interest amounts or similar accounts receivable in respect of Wells that are operated by Seller or an Affiliate of Seller prior to Closing that are (x) attributable to periods prior to the Effective Time but (y) that remain unrecovered as of Closing.

Section 1.6           Assumption. If the Closing occurs, subject to Sellers’ indemnity obligations under Section 9.2 (further subject to the limitations and restrictions in Article 9), and to Buyer’s rights and remedies set forth in Article 10, and without limiting Buyer’s rights under the special warranty of Defensible Title set forth in the Instruments of Conveyance, and except for and excluding (x) Seller Taxes and (y) the Specified Liabilities for so long as (and then only for so long as) such Specified Liabilities survive under Section 9.1, from and after the Closing Date, Buyer shall assume, fulfill, perform, pay and discharge any and all liabilities, Damages and obligations, whether known or unknown, arising from, based upon, related to, or associated with the Assets, whether attributable to any period prior to, at, or after the Effective Time (collectively, the “Assumed Liabilities”), including any and all Damages and obligations: (a) attributable to or resulting from the use, maintenance, ownership, or operation of the Assets, regardless of whether arising before, at or after the Effective Time; (b) imposed by any Legal Requirement or Governmental Body relating to the Assets; (c) for plugging, abandonment, decommissioning and surface restoration of the Assets, including oil, gas, injection, water, or other wells and all surface facilities; (d)  attributable to or resulting from lack of Defensible Title to the Assets; (e) attributable to the Suspense Funds, to the extent actually received by Buyer (or for which a reduction to the Purchase Price was made); (f) attributable to the Imbalances; (g) attributable to or resulting from all Environmental Liabilities relating to the Assets (including the ownership or operation thereof); (h) related to the conveyance of the Assets to Buyer at Closing (including arising from the conveyance thereof without consent or in violation of a preferential purchase right or any maintenance of uniform interest provision); (i) attributable to or resulting from (i) Asset Taxes allocable to Buyer pursuant to Section 12.2(c) or, (ii) Transfer Taxes; and (j) attributable to the Leases and the Applicable Contracts. Buyer acknowledges that: (i) the Assets have been used in connection with the exploration for, and the development, production, treatment and transportation of, Hydrocarbons; (ii) spills of wastes, Hydrocarbons, produced water, and Hazardous Material may have occurred in the past or in connection with the Assets; (iii) there is a possibility that there are currently unknown, abandoned wells, plugged wells, pipelines and other equipment on or underneath the property underlying the Assets; (iv) the Assets may contain asbestos, Hazardous Materials or NORM; (v) NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms; (vi) wells, materials and equipment located on the Assets may contain NORM; (vii) Hazardous Materials, including asbestos and/or NORM, may have come into contact with various environmental media, including water, soil, or sediment and (viii) special procedures may be required for remediating, removing, transporting and disposing of asbestos, and/or NORM from the Assets.

Section 1.7            Allocation of Purchase Price.

(a)            For purposes of Article 10 and the special warranty of Defensible Title set forth in the Instruments of Conveyance, the Purchase Price shall be allocated among the Wells and Well Locations as set forth in Schedule 1.7. Sellers and Buyer agree to be bound by the Allocated Values set forth in Schedule 1.7 for purposes of Article 10 and the special warranty of Defensible Title set forth in the Instruments of Conveyance.

(b)            As soon as reasonably practicable following the Final Settlement Date, Sellers shall deliver to Buyer for its review and approval an allocation of the Final Amount and any other items that are treated as consideration for U.S. federal Income Tax purposes among the Assets in accordance with Section 1060 of the Code and the regulations thereunder. To the fullest extent permitted by applicable Legal Requirements, the amount allocated among the six categories of assets specified in Part II of Internal Revenue Service Form 8594 (Asset Acquisition Statement under Section 1060) shall be in a manner consistent with the Allocated Values set forth on Schedule 1.7 (the “Tax Allocation”). Buyer shall provide Sellers with any comments to the Tax Allocation within 30 days after the date of receipt by Buyer. If Buyer does not deliver any written notice of objection to the Tax Allocation within such 30-day period, the Tax Allocation shall be final, conclusive and binding on the Parties. If a written notice of objection is timely delivered to Sellers, Sellers and Buyer will negotiate in good faith for a period of 20 days to resolve such dispute (the “Allocation Dispute Resolution Period”). If, during the Allocation Dispute Resolution Period, Sellers and Buyer resolve their differences in writing as to any disputed amount, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Tax Allocation. In the event that Sellers and Buyer do not resolve all of the items disputed in the Tax Allocation prior to the end of the Allocation Dispute Resolution Period, then all such unresolved disputed items shall be determined by the Accounting Expert in accordance with the procedures of Section 1.5(d), mutatis mutandis. Any subsequent adjustments to the Purchase Price for U.S. federal Income Tax purposes shall be allocated in a manner consistent with the Tax Allocation as finally determined under this Agreement. Sellers and Buyer each agree to report, and to cause their respective Affiliates to report consistently with the Tax Allocation, as adjusted, on all Tax Returns. In particular, Sellers and Buyer each agree to report the information required by Section 1060(b) of the Code on Internal Revenue Service Form 8594 (Asset Acquisition Statement Under Section 1060) in a manner consistent with the Tax Allocation as revised to take into account subsequent adjustments to the Purchase Price for U.S. federal Income Tax purposes. Sellers and Buyer each agree not to take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, litigation, investigation or otherwise, unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign law) or with the other Party’s prior consent. Notwithstanding the foregoing, neither Sellers nor Buyer shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax audit, claim or similar proceedings in connection with Tax Allocation.

Section 1.8            Withholding. Buyer, and any other applicable withholding agent, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Sellers or any other Person such amounts as are required to be deducted or withheld and paid over to the applicable Governmental Body under the Code, or any other applicable Tax Legal Requirements; provided, that other than with respect to withholding Taxes owed as a result of the failure of any Seller to deliver the form described in Section 1.4(a)(iv), Buyer will use commercially reasonable efforts to notify the Sellers no less than five Business Days prior to making such deduction or withholding of any such anticipated deduction or withholding and reasonably cooperate with Sellers to minimize the amount of any applicable deduction or withholding to such affected person to the extent permitted under applicable Legal Requirements. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person or Persons in respect of which such deduction or withholding was made.

Article 2
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, jointly and severally, represents and warrants the following to Buyer as of the Execution Date and the Closing Date:

Section 2.1           Organization and Good Standing. Such Seller is a Delaware limited liability company, and is duly organized, validly existing and in good standing under the laws of the State of Delaware and, where required, is duly qualified to do business and is in good standing in each jurisdiction in which the Assets are located, with full limited liability company power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use.

Section 2.2             Authority; No Conflict.

(a)            The execution, delivery and performance of this Agreement and the Seller Closing Documents and the consummation of the Contemplated Transactions have been duly and validly authorized by all necessary limited liability company action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller. At the Closing, all instruments executed and delivered by such Seller at or in connection with the Closing (including the Seller Closing Documents) shall have been duly executed and delivered by such Seller. This Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally and by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). Upon execution and delivery by such Seller of the Instruments of Conveyance at the Closing, such Instruments of Conveyance and delivery shall constitute legal, valid and binding transfers and conveyances of the Assets. Upon the execution and delivery by such Seller of any other documents at the Closing to which such Seller is a Party (collectively with the Instruments of Conveyance, the “Seller Closing Documents”), such Seller Closing Documents shall constitute the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally and by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). Such Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Seller Closing Documents, and to perform its obligations under this Agreement and the Seller Closing Documents.

(b)            Except as set forth in Schedule 2.2(b), and assuming: (x) the receipt of all Consents and (y) the waiver of all Preferential Purchase Rights, in each case as applicable to the Contemplated Transactions, neither the execution, delivery and performance of this Agreement and the Seller Closing Documents by such Seller nor the consummation or performance of any of the Contemplated Transactions by such Seller shall, directly or indirectly (with or without notice or lapse of time):

(i)                contravene, conflict with, or result in a violation of (A) any provision of such Seller’s Organizational Documents or (B) any resolution adopted by such Seller’s board of directors, managers or officers;

(ii)              contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions, to terminate, accelerate, or modify any terms of, or to exercise any remedy or obtain any relief under, any Contract or agreement or any Legal Requirement or Order to which such Seller, or any of the Assets, may be subject;

(iii)              contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that relates to the Assets; or

(iv)              result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets, except for Permitted Encumbrances.

Section 2.3        Bankruptcy. There are no bankruptcy, reorganization, receivership, or arrangement proceedings pending or being contemplated by any Seller or, to such Seller’s Knowledge, Threatened against any Sellers or any of their Affiliates. Neither Seller nor any of its Affiliates is insolvent and no such Person shall be rendered insolvent by the Contemplated Transactions. Seller is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.

Section 2.4            Taxes. Except as disclosed on Schedule 2.4: (a) all material Tax Returns with respect to Asset Taxes have been duly and timely filed with the appropriate Governmental Body; (b) all material Asset Taxes that have become due and payable have been duly and timely paid; (c) no administrative, judicial or other Proceedings have been commenced and are ongoing or are presently pending against such Seller relating to Asset Taxes; (d) there are no outstanding Encumbrances on any of the Assets attributable to Taxes other than Permitted Encumbrances; (e) there is not currently in effect any extension or waiver of any statute of limitations with respect to the assessment or collection of any Asset Tax or filing of any Tax Return for Asset Taxes; and (f) none of the Assets are subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership Income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code. Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 2.4 are the only representations and warranties of such Seller in this Agreement with respect to Tax matters.

Section 2.5            Legal Proceedings. Other than the matters set forth on Schedule 2.5, as of the Execution Date, neither Sellers nor any of its Affiliates have been served with any Proceeding or are subject to any unsatisfied Orders that are issued against Sellers or its Affiliates specifically (and expressly excluding Orders of general applicability to the Assets or operations thereof), and, to such Seller’s Knowledge, there is no pending or Threatened Proceeding (except for immaterial or frivolous claims) against such Seller or any of its Affiliates or the Assets, in each case, that: (a) relates to such Seller’s or its Affiliates’ ownership or operation of any of the Assets; or (b) challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. .

Section 2.6            Brokers. Neither such Seller nor its Affiliates have incurred any obligation or liability, contingent or otherwise, for broker’s or finder’s fees agent’s commissions or other similar forms of compensation with respect to the Contemplated Transactions, other than obligations and liabilities that are and will remain the sole responsibility of such Seller and its Affiliates.

Section 2.7            Compliance with Legal Requirements. Except with respect to any representation and warranties regarding: (a) Taxes, which are exclusively provided in Section 2.4; (b) Environmental Laws, which are addressed in Article 10, Section 2.14 and Section 2.15, and (c) Permits, which are addressed in Section 2.12, except as set forth in Schedule 2.7, (i) such Seller’s and its Affiliates’ ownership and operation of the Assets (and, to such Seller’s Knowledge, the operation of the Assets by any applicable Third Party operator during such Seller’s period of ownership) is, and has been in compliance with applicable Legal Requirements (excluding Environmental Laws and Legal Requirements pertaining to Taxes) in all material respects, other than with respect to violations or instances of non-compliance that have been fully and finally resolved, and (ii) neither such Seller nor its Affiliates have received any written notice of violation of or asserting material liability under any Legal Requirements (excluding Environmental Laws and Legal Requirements pertaining to Taxes) with respect to the ownership or operation of the Assets that, as of the Execution Date, remains unresolved.

Section 2.8            Imbalances. Except as set forth in Schedule 2.8, there are no Imbalances with respect to such Seller’s obligations relating to the Wells operated by a Seller or its Affiliate (or, to any Seller’s Knowledge, with respect to any Well operated by a Third Party) as of the Effective Time.

Section 2.9            Material Contracts.

(a)            Schedule 2.9(a) sets forth all Applicable Contracts with respect to such Seller of the type described below to which such Seller is a party (including as a successor in interest to the original Party) as of the Execution Date (collectively, the “Material Contracts”):

(i)               any Applicable Contract that is a Hydrocarbon or water purchase and sale, transportation, storage, gathering, disposal, treating, marketing, supply, exchange, processing, or similar Applicable Contract that is not terminable without penalty by such Seller (or Buyer after Closing) on 30 days’ or less notice;

(ii)              any Applicable Contract that can reasonably be expected to result in aggregate payments by such Seller of more than $150,000 (net to Sellers’ collective interest) during the current or any subsequent fiscal year or more than $300,000 in the aggregate (net to Sellers’ collective interest) over the term of such Applicable Contract (based on the terms thereof and contracted (or if none, current) quantities where applicable);

(iii)              any Applicable Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback, guaranty of any obligation, bond, letter of credit, or similar financial Contract that will be binding upon the Assets or Buyer after the Closing;

(iv)             any Applicable Contract (other than confidentiality or similar agreements entered into in the ordinary course of business) that prohibits or materially restricts either Seller from competing in any jurisdiction, including any Applicable Contract that: (A) contains or constitutes an existing area of mutual interest agreement or an agreement to enter into an area of mutual interest agreement in the future, (B) includes non-competition restrictions; (C) includes any right of first offer or other similar restrictions on doing business that are applicable to such Seller’s interest in the Assets, or (D) includes most favored nations provisions;

(v)              any Applicable Contract for which the primary purpose is to provide for the indemnification of another Person;

(vi)             any Applicable Contract between or among such Seller, on the one hand, and any Affiliate of such Seller or any director or officer of such Seller or any Affiliate of such Seller, on the other hand, that will be binding upon the Assets or Buyer after Closing;

(vii)            any Applicable Contract that contains any calls on, or options to purchase, material quantities of Hydrocarbon production, other than pursuant to currently effective Hydrocarbon purchase and sale contracts to which the Assets will be subject after Closing;

(viii)           any Applicable Contract under which a Seller, as of the Execution Date (or, after Closing, Buyer) has a present, affirmative obligation to transfer, assign, convey, sell, lease, farmout, exchange or otherwise dispose of any right, title or interest in any Property or Well (excluding any Applicable Contracts for the sales of Hydrocarbons in the ordinary course of business);

(ix)              all Applicable Contracts for the sale of Hydrocarbons containing a take or pay, advance payments, prepayment or similar provision or requiring Hydrocarbons to be gathered, delivered, processed or transported without then or thereafter receiving full payment therefor;

(x)                any Applicable Contracts with any remaining drilling or development obligations on the part of such Seller or its Affiliates;

(xi)              except for the Leases and the Easements and Surface Interests, any Applicable Contract that constitutes a lease under which a Seller or its operator Affiliate is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by a Seller or any of their Affiliates without penalty upon 90 days’ or less notice and (B) involves an annual base rental of more than $150,000;

(xii)             any Applicable Contract containing an acreage dedication, minimum volume commitment or other similar commitment or language purporting to be a covenant running with the land;

(xiii)            any Applicable Contract that is a seismic agreement or commitment to acquire, generate, share, license or develop seismic, or similar agreement;

(xiv)            any Applicable Contract that constitutes a partnership agreement, joint venture agreement, area of mutual interest agreement, joint operating agreement, unit operating agreement, unitization agreement, joint development agreement, farmin or farmout agreement or similar Contract where the primary obligation has not been completed prior to the Effective Time (in each case, excluding any tax partnership); and

(xv)             any Hedge Contract related to the Assumed Hedges.

(b)            Except as set forth in Schedule 2.9(b), neither such Seller, nor to such Seller’s Knowledge, any other party is in breach or default under any Material Contract. Except as disclosed on Schedule 2.9(b), no written notice of default or breach has been received or delivered by Seller or any of its Affiliates under any Material Contract, the resolution of which is outstanding as of the Execution Date, and there are no current notices that have been received by Seller or any of its Affiliates of the exercise of any premature termination, price redetermination, market-out, or curtailment of any Material Contract which remain unresolved as of the Execution Date. On or prior to the Execution Date, Sellers have provided or made available to Buyer complete copies of all Material Contracts set forth on Schedule 2.9(a) (and any amendments thereto), in each case, in Sellers’ or any of their Affiliates’ possession or control.

(c)            All Material Contracts (i) set forth on Schedule 2.9(c) or (ii) pursuant to which Sellers or any of their Affiliates have incurred costs or derived revenues in the 12-month period immediately preceding the Execution Date (such Material Contracts in (i) and (ii), the “Specified Material Contracts”) are in full force and effect. To Sellers’ Knowledge all Material Contracts, other than the Specified Material Contracts, are in full force and effect, other than those that have expired in accordance with their express terms.

Section 2.10         Operatorship. As of the Execution Date, no Seller nor any of its Affiliates has received written notice of any pending vote to have such Seller or its Affiliates removed as the “operator” under the applicable joint operating agreement, unit operating agreement or similar agreement or operator of record (as registered with the applicable Governmental Body) of any of the Properties for which such Seller or its Affiliates is currently designated as the “operator” under the applicable joint operating agreement, unit operating agreement or similar agreement or operator of record (as registered with the applicable Governmental Body).

Section 2.11         Consents and Preferential Purchase Rights. Except as set forth in Schedule 2.11, none of the Assets are subject to any Preferential Purchase Rights or Consents required to be obtained by such Seller or its Affiliates which may be triggered by the consummation of the Contemplated Transactions, except for: (a) Consents and approvals of Governmental Bodies that are customarily obtained after Closing; (b) Contracts that are terminable upon not greater than 60 days’ notice without payment of any fee; and (c) Permitted Consents.

Section 2.12         Permits. Except: (x) as set forth in Schedule 2.12 or (y) with respect to Permits under Environmental Laws, which are addressed in Article 10, Section 2.14 and Section 2.15, with respect to Assets currently operated by such Seller or any of its Affiliates: (a) each Seller or its Affiliate (as applicable) has acquired and is maintaining all material Permits necessary or required to conduct operations on such Assets in material compliance with all applicable Legal Requirements; (b) all such Permits are in full force and effect and no Proceeding is pending or Threatened to suspend, revoke, adversely modify or terminate any such Permit or declare any such Permit invalid; (c) such Seller and its Affiliates are in compliance in all material respects with all such Permits and have not received a written notice from a Governmental Body of any failure to comply with any such Permits which remains outstanding or unresolved; and (d) to Seller’s Knowledge, as of the Execution Date, all Third Party operators of the Assets have obtained and are maintaining all Permits that are necessary or required for the ownership, development and operation of that portion of the Assets that are operated by Third Parties, in each case, except where such failure would not have a Material Adverse Effect.

Section 2.13         Current Commitments. Schedule 2.13 sets forth, as of the Execution Date, all approved authorizations for expenditures and other approved capital commitments, that individually have an amount remaining equal to or greater than $125,000 (net to Sellers’ and its Affiliates’ interest) (the “AFEs”) relating to the Assets, including to drill, rework or conduct other operations as to any Wells, facilities or infrastructure for other capital expenditures pursuant to any of the Material Contracts for which all of the activities anticipated in such AFEs have not been completed by the Execution Date.

Section 2.14         Environmental Laws. Except as disclosed on Schedule 2.14: (a) there are no actions, suits or Proceedings pending, or to such Seller’s Knowledge, Threatened and there are no outstanding Orders, in each case, with respect to the Assets alleging material violation of or liability under Environmental Laws; and (b) neither Sellers nor their Affiliates have (and to Sellers’ Knowledge, no Third Party operator has) received written notice of any alleged or actual material violation of or liability under any Environmental Law, arising from, based upon, associated with or related to the Assets or the ownership or operation of any thereof, the subject of which notice is unresolved. Section 2.15 and this Section 2.14 set forth the sole and exclusive representations and warranties of Sellers regarding environmental matters, including matters arising under any Environmental Law or related to Hazardous Materials.

Section 2.15         Wells. Except as disclosed on Schedule 2.15 as of the Execution Date, (a) no Well is subject to material penalties on allowable production after the Effective Time because of any overproduction, (b) to such Seller’s Knowledge, all of the Wells have been drilled and completed in all material respects within the limits permitted by all applicable Leases, Applicable Contracts and Legal Requirements and pooling or unit agreements; (c) no Wells operated by such Seller or its Affiliate are inactive, shut-in or temporarily abandoned; and (d) there are no Wells operated by such Seller or its Affiliate (or, to Seller’s Knowledge, any Third Party operator) that such Seller or its Affiliate (or, if applicable, any Third Party operator) is, as of the Execution Date, presently obligated by Lease, Contract, Permit, or applicable Legal Requirements to plug or abandon, or that are currently subject to exceptions to a requirement to plug or abandon issued by a Governmental Body.

Section 2.16         Suspense Funds; Royalties. Schedule 2.16 lists all Suspense Funds held by such Seller or its Affiliates as of the date indicated in such Schedule. To such Seller’s Knowledge, as of the Execution Date and except as set forth on Schedule 2.16, no share of Hydrocarbon proceeds attributable to the Assets to which such Seller or any of its Affiliates is entitled is currently being held in suspense by the applicable Third Party operator or payor thereof. Except for Suspense Funds set forth on Schedule 2.16, such Seller or its Affiliates, or to such Sellers’ Knowledge, each Third Party operator, has duly and properly paid (or caused to be duly and properly paid) in all material respects all Royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from or attributable to the Assets by Seller or its Affiliates or attributable to Sellers’ interest in the Assets, due by such Seller during the period of such Sellers’ or its Affiliates ownership of the Assets.

Section 2.17       Payments for Production. Except for Imbalances, which are addressed in Section 2.8, such Seller is not obligated by virtue of a take or pay payment, advance payment or other similar payment (other than gas balancing agreements) to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to such Seller’s interest in the Assets at some future time without receiving full payment therefor at or after the time of delivery.

Section 2.18          Drilling Obligations. Except as set forth on Schedule 2.18, there are no unfulfilled drilling obligations of such Seller or its Affiliates affecting the Leases by virtue of the Leases or any Applicable Contract (excluding, for the avoidance of doubt, customary drilling obligations required or permitted to perpetuate a Lease beyond the primary term thereof as to any or all depths).

Section 2.19         Certain Credit Support. Schedule 2.19 sets forth all cash deposits, guarantees, letters of credit, treasury securities, security bonds and other forms of credit assurances or credit support, in each case, posted or entered into by such Seller or any Affiliate of such Seller in connection with the ownership or operation of the Assets.

Section 2.20         Non-Consent Elections. As of the Execution Date, except as set forth on Schedule 2.20 or as reflected in Exhibit B (including Wells for which there is distinct “BPO” and “APO” interest indicated thereon), or as reflected in the payout statuses on Schedule 2.23, during the 12-month period prior to the Execution Date, such Seller has not elected (and was not deemed to have elected) not to participate in any operation or activity proposed with respect to the Assets, in each case, with respect to which a Seller has not yet recovered its full participation.

Section 2.21         Leases. Except as set forth on Schedule 2.21 or for any frivolous or immaterial claims, during the 12-month period prior to the Execution Date, (a) neither Sellers nor any of their Affiliates have received written notice alleging a breach of the express terms of any Lease or default in any Lease which remains uncured as of the Execution Date and (b) to Seller’s Knowledge, no party to any Lease (or any successor to the interest of such party) has filed or has Threatened to file any action to terminate, cancel, rescind or procure judicial reformation of any such Lease, in each case of (a) or (b) which remains unresolved.

Section 2.22          No Related Assets. Except to the extent included in the Assets, or as set forth in Schedule 2.22, no Seller, nor any Affiliate of such Seller, owns, leases or holds any other real, personal or mixed property interests that have been primarily used or held for use with the Assets during the period immediately prior to Closing. Further, no Affiliate of a Seller owns any interests in the Leases that cover depths other than the Target Formation.

Section 2.23          Payout Status. To Sellers’ Knowledge, Schedule 2.23 contains a list of the status of the “payout” balance (net to such Seller’s interest), as of the dates shown therein for each Well that is operated by any Seller or its Affiliates and that is subject to a reversion or other adjustment at some level of cost recovery or payout.

Section 2.24          Easement and Surface Interests. To Sellers’ Knowledge, the Assets include all material easements, rights of way, licenses and authorizations from Governmental Bodies or other Third Parties necessary to access, construct, operate, maintain and repair the Wells and Well Locations and equipment in the ordinary course of business as currently conducted by Sellers or their Affiliates. To Sellers’ Knowledge, (a) no Seller is in material breach or default under any Easement and Surface Interest, and (b) no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute a material breach or default of any such Easement and Surface Interest.

Section 2.25          Certain Transfers. Except for (a) any fee mineral interests that were subsequently leased back to Sellers pursuant to a Lease set forth on Exhibit A-1, (b) any overriding royalties, royalty interests, non-participating royalty interests, or other similar non-cost bearing interests as also correspondingly burden the Target Formation(s) included in the Properties, (c) Permitted Encumbrances, (d) contemporaneous transfers or sales of corresponding interests in the Target Formation(s), (e) any release of acreage or depth(s) pursuant to the express terms of any Lease or Applicable Contract, and (f) any matters set forth on Schedule 2.25, with respect to any lands included in or burdened by the Properties for which Sellers or its Affiliates owned any depths other than the Target Formation(s), during the 12-month period prior to the Closing Date, no Seller has intentionally transferred or sold any material interests in such lands included in or burdened by the Properties as to such depths or formations not included in the Target Formation(s).

Section 2.26         Insurance. Schedule 2.26 sets forth (a) a list of the policies of insurance carried by or for the benefit of such Seller for the Assets (other than title insurance policies, if any, with respect to any real property) and (b) a summary of coverage levels provided under such policies as of the Execution Date.

Section 2.27          Regulatory Matters. The Assets have neither been used for the purpose of transporting oil or gas in interstate commerce under the Natural Gas Act of 1938, as amended, nor owned or used in a manner that subjects Seller, any Third Party operator of the Assets or any future owner of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (a) as a natural gas company under the Natural Gas Act of 1938, or (b) as a common carrier pipeline under the Interstate Commerce Act. Seller and its Affiliates have not received written notice from the Federal Energy Regulatory Commission or any other Person asserting that any of the Assets are, should, or will be regulated by the Federal Energy Regulatory Commission. Such Seller has not acquired any of the Assets through the use or threatened use of eminent domain or condemnation and, to such Seller’s Knowledge, during the 12-month period prior to the Execution Date, no condemnation Proceeding or use of eminent domain has been Threatened against any of the Assets.

Article 3
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers the following as of the Execution Date and the Closing Date:

Section 3.1           Organization and Good Standing. Buyer is a Delaware limited liability company and duly organized, validly existing and in good standing under the laws of the state of Delaware and is duly qualified to do business and is in good standing in each jurisdiction in which the Assets are located.

Section 3.2         Authority; No Conflict.

(a)               The execution, delivery and performance of this Agreement and the Buyer Closing Documents and the consummation of and the Contemplated Transactions have been duly and validly authorized by all necessary limited liability company action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer. At the Closing, all instruments executed and delivered by Buyer at or in connection with the Closing (including the Buyer Closing Documents) shall have been duly executed and delivered by Buyer. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally and by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). Upon the execution and delivery by Buyer of the Instruments of Conveyance and any other documents executed and delivered by Buyer at the Closing (collectively, the “Buyer’s Closing Documents”), Buyer’s Closing Documents shall constitute the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally and by general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and Buyer’s Closing Documents, and to perform its obligations under this Agreement and Buyer’s Closing Documents.

(b)               Assuming the receipt of all Consents applicable to the Contemplated Transactions, neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer shall give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions.

(c)               Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer shall (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of Buyer, (ii) contravene, conflict with or result in a violation of any resolution adopted by the board of managers or members of Buyer or (iii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions, to terminate, accelerate or modify any terms of, or to exercise any remedy or obtain any relief under, any agreement or any Legal Requirement or Order to which Buyer may be subject.

(d)               Buyer is not and shall not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.3        Certain Proceedings. There is no Proceeding pending against Buyer that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been Threatened.

Section 3.4           Knowledgeable Investor. Buyer is an experienced and knowledgeable investor in the oil and gas business. Prior to entering into this Agreement, Buyer was advised by its own legal, tax and other professional counsel concerning this Agreement, the Contemplated Transactions, the Assets and their value, and it has relied solely thereon and on the representations and obligations of Sellers in this Agreement and the documents to be executed by Sellers in connection with this Agreement at the Closing. Buyer is acquiring the Assets for its own account and not for sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky laws or any other applicable Legal Requirements.

Section 3.5           Qualification. Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended. Buyer is not acquiring the Assets in connection with a distribution or resale thereof in violation of federal or state securities laws and the rules and regulations thereunder. Buyer is, or as of the Closing will be, qualified under applicable Legal Requirements to hold leases, rights-of-way and other rights issued or controlled by (or on behalf of) any applicable Governmental Body and will be qualified under applicable Legal Requirements to own and operate the Assets which Sellers or their Affiliates operate as of the Closing. Buyer has, or as of the Closing will have, posted such bonds as may be required for the ownership or, where applicable, operatorship by Buyer of the Assets. To Buyer’s Knowledge, no fact or condition exists with respect to Buyer or the Assets which may cause any Governmental Body to withhold its approval of the Contemplated Transactions.

Section 3.6            Brokers. Neither Buyer nor its Affiliates have incurred any obligation or liability, contingent or otherwise, for broker’s or finder’s fees with respect to the Contemplated Transactions other than obligations that are or will remain the sole responsibility of Buyer and its Affiliates.

Section 3.7            Financial Ability. Buyer will have as of the Closing Date sufficient cash, available lines of credit or other sources of immediately available funds to enable it to: (a) deliver the amounts due at the Closing; (b) take such actions as may be required to consummate the Contemplated Transactions; and (c) timely pay and perform Buyer’s obligations under this Agreement and Buyer’s Closing Documents. Buyer expressly acknowledges that the failure to have sufficient funds shall in no event be a condition to the performance of its obligations under this Agreement, and in no event shall Buyer’s failure to perform its obligations under this Agreement be excused by failure to receive funds from any source.

Section 3.8           Securities Laws. The solicitation of offers and the sale of the Assets by Sellers have not been registered under any securities laws. At no time has Buyer been presented with or solicited by or through any public promotion or any form of advertising in connection with the Contemplated Transactions. Buyer is not acquiring the Assets with the intent of distributing fractional, undivided interests that would be subject to regulation by federal or state securities laws, and if it sells, transfers or otherwise disposes of the Assets or fractional undivided interests therein, it shall do so in compliance with applicable federal and state securities laws.

Section 3.9            Due Diligence. Without limiting or impairing any representation, warranty, covenant or agreement of Sellers contained in this Agreement and each Seller’s respective Seller Closing Documents, or Buyer’s right to rely thereon, including Buyer’s rights pursuant to Article 9 and Article 10, as of the Closing Date, except to the extent attributable to any Seller’s actual fraud, Buyer and its Representatives have: (a) been permitted access to all materials relating to the Assets; (b) been afforded the opportunity to ask all questions of Sellers (or Sellers’ Representatives) concerning the Assets; (c) been afforded the opportunity to investigate the condition of the Assets; and (d) had the opportunity to take such other actions and make such other independent investigations as Buyer deems necessary to evaluate the Assets and understand the merits and risks of an investment therein and to verify the truth, accuracy and completeness of the materials, documents and other information provided or made available to Buyer (whether by Sellers or otherwise). Subject to Buyer’s rights and remedies set forth in Article 9 and Article 10 Buyer waives any claims arising out of the accuracy or completeness of any materials, documents or other information provided or made available to Buyer (whether by Sellers or otherwise), whether under this Agreement, at common law, by statute or otherwise.

Section 3.10         Basis of Buyer’s Decision. By reason of Buyer’s knowledge and experience in the evaluation, acquisition and operation of oil and gas properties, Buyer has evaluated the merits and the risks of purchasing the Assets from Sellers and has formed an opinion based solely on Buyer’s knowledge and experience, Buyer’s due diligence, and each Seller’s representations, warranties, covenants and agreements contained in this Agreement and each Seller’s respective Seller Closing Documents, and not on any other representations or warranties by a Seller or Sellers. Buyer has not relied and shall not rely on any statements by Sellers or any of Sellers’ Representatives (other than those representations, warranties, covenants and agreements of each Seller contained in this Agreement and each Seller’s respective Seller Closing Documents) in making its decision to enter into this Agreement or to close the Contemplated Transactions. Buyer understands and acknowledges that neither the united states securities and exchange commission nor any other Governmental Body has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Buyer, and, except as set forth in Article 8, Buyer is not entitled to cancel, terminate or revoke this Agreement, whether due to the inability of Buyer to obtain financing or pay the Purchase Price, or otherwise.

Section 3.11         Business Use, Bargaining Position. Buyer is purchasing the Assets for commercial or business use. Buyer has sufficient knowledge and experience in financial and business matters that enables it to evaluate the merits and the risks of transactions such as the Contemplated Transactions, and Buyer is not in a significantly disparate bargaining position with Sellers. Buyer further recognizes that Sellers, in determining to proceed with entering into this Agreement, have expressly relied on the provisions of this Article 3.

Section 3.12      Bankruptcy. There are no bankruptcy, reorganization, receivership or arrangement proceedings pending or being contemplated by Buyer or, to Buyer’s Knowledge, Threatened against Buyer or its Affiliates. Neither Buyer nor any of its Affiliates is insolvent and no such Person shall be rendered insolvent by the Contemplated Transactions.

Article 4
COVENANTS OF SELLERS

Section 4.1            Access and Investigation.

(a)               Between the Execution Date and the Closing Date, to the extent doing so would not violate applicable Legal Requirements, Sellers’ obligations to any Third Party or other restrictions on Sellers, or result in a waiver of any legal privilege, Sellers shall afford Buyer and its Representatives access, by appointment only, during each Seller’s regular hours of business to the Assets (to the extent operated by any Seller or its Affiliates), and to any contracts, books and records, and other documents and data related to the Assets in Sellers’ possession, except any such contracts, books and records or other documents and data that are Excluded Assets or that cannot, without unreasonable effort or expense, be separated from any contracts, books and records or other documents and data that are Excluded Assets. Notwithstanding the foregoing and for the avoidance of doubt, except as expressly provided in this Agreement or in the Instruments of Conveyance, Sellers make no representation or warranty, and expressly disclaim all representations and warranties as to the accuracy or completeness of the documents, information, books, records, files and other data that they may provide or disclose to Buyer.

(b)               Subject to the limitations described in Section 4.1(a), from the first Business Day following the Execution Date until 5:00 p.m. Central Time on the Defect Notice Date, Buyer shall have the right, at its sole cost, risk, liability and expense, to conduct a Phase I Environmental Site Assessment of any Assets operated by Sellers. Sellers shall use commercially reasonable efforts to obtain the consent of Third Party operators to give Buyer and its Representatives access to similar information with respect to any Non-Operated Assets (provided that Sellers shall not be required to make payments or undertake obligations in favor of any Third Parties in order to obtain such consent). Buyer may exercise such right by giving not less than two Business Days’ advance written notice to Sellers. Such written notice must include the written permission of any Third Party whose permission is legally required, which Sellers shall use commercially reasonable efforts to cooperate with Buyer in securing. In connection with its Phase I Environmental Site Assessment, Buyer and its Representatives shall be permitted to enter upon any Assets operated by Seller or its Affiliates (and Seller shall use its commercially reasonable efforts to provide such access to any Assets operated by Third Parties; provided Seller shall not be required to spend monies or incur any liability to do so), inspect the same, review all of Sellers’ files and records (other than those that are not required to be provided pursuant to Section 4.1(a)) relating to the Assets, and generally conduct a Phase I Environmental Site Assessment and similar non-invasive investigations. Notwithstanding anything in this Section 4.1 to the contrary: (i) Buyer’s investigation shall be conducted in a manner that minimizes unreasonable interference with the operation of the business of Sellers and any applicable Third Parties; and (ii) subject to Section 4.1(a), Buyer’s right of access shall not entitle Buyer to operate equipment or conduct any invasive or intrusive testing, sampling, subsurface or other invasive investigation or analysis of environmental media (“Phase II Environmental Site Assessment”) without Seller’s prior consent which consent may be withheld at Seller’s sole discretion. Buyer’s environmental review shall not exceed a Phase I Environmental Site Assessment of the Assets without Sellers’ prior written permission, which may be withheld in Sellers’ sole discretion; provided that if any Third Party does not grant such permission for Buyer to conduct a Phase I Environmental Site Assessment of any Asset, or if any Phase I Environmental Site Assessment provides a reasonable basis for Buyer to conduct a Phase II Environmental Site Assessment with respect to an Asset and Seller or any applicable Third Party does not grant permission for such Phase II Environmental Site Assessment, then Buyer shall have the right to assert an Environmental Defect pursuant to Section 10.9 with respect to such Asset based on information available to Buyer and Buyer’s reasonable assumptions, and the lack of such Phase I Environmental Site Assessment or Phase II Environmental Site Assessment, as applicable, shall not, in and of itself, invalidate any Environmental Defect Notice submitted in accordance with Section 10.9. Upon any Seller’s request, Buyer agrees to provide Sellers, no later than three Business Days after Sellers’ request, with copies of all environmental reports prepared by Buyer or any of Buyer’s Representatives (including an environmental consultant) and relied upon by Buyer to submit any Environmental Defect Notice pursuant to Section 10.9 with respect to the Assets. Furthermore, Buyer agrees to defend, indemnify, and hold harmless each member of Seller Group from and against any and all Damages arising out of, resulting from or relating to any field visit, environmental assessment or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets under this Agreement, EVEN IF SUCH DAMAGES ARISE OUT OF OR RESULT FROM, IN WHOLE OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF, ANY MEMBER OF SELLER GROUP, EXCEPTING ONLY DAMAGES TO THE EXTENT RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY MEMBER OF SELLER GROUP AND FOR ANY PRE-EXISTING ENVIRONMENTAL CONDITIONS MERELY DISCOVERED AND NOT EXACERBATED BY SUCH DUE DILIGENCE ACTIVITY.

(c)               Buyer acknowledges that, pursuant to its right of access to the Records and the Assets, Buyer will become privy to confidential and other information of Sellers and their Affiliates and the Assets. Buyer also acknowledges and agrees to hold (and to cause Buyer’s Representatives to hold) such confidential information in accordance with the terms of the Confidentiality Agreement. If the Closing should occur, the foregoing confidentiality restriction on Buyer, including the Confidentiality Agreement, shall terminate (except as to the Excluded Assets). Notwithstanding the foregoing sentence, no such termination of the Confidentiality Agreement shall relieve any party thereto from any liability thereunder for the breach of such agreement prior to the Execution Date.

(d)               As soon as reasonably practicable upon completion of Buyer’s due diligence, Buyer shall: (i) repair all damage to any Assets resulting from Buyer’s or any of Buyer’s Representatives’ due diligence (including due diligence conducted by Buyer’s environmental consulting or engineering firm); (ii) if applicable, restore the Assets to the same or better condition as they were prior to commencement of any such due diligence to the extent Buyer or any of Buyer’s Representatives’ due diligence caused any change to the condition of such Assets; and (iii) remove all equipment, tools and other property brought onto the Assets in connection with such due diligence. Any damage to the Assets (including the leasehold associated therewith) resulting from such diligence will be promptly corrected by Buyer at Buyer’s sole cost and expense. Buyer’s compliance with its obligations under this Section 4.1(d) shall be at Buyer’s sole cost and expense.

(e)               During all periods that Buyer or its Representatives or environmental contractors are on the Assets, Buyer and its Representatives or environmental contractors shall maintain, at their sole expense, policies of insurance of the types and in the amounts as maintained by Buyer as of the Execution Date, and with respect to Buyer’s Representatives or environmental contractors, of the types and in the amounts as customary for the industry. Upon request by Seller, Buyer shall provide evidence of such insurance to Sellers prior to entering onto the Assets.

Section 4.2           Conduct of Business. Except (w) for the operations described in the AFEs set forth in Schedule 2.13, (x) subject in all respects to the terms and conditions of Section 4.3, as set forth on Schedule 4.2, (y) as required by applicable Legal Requirements, and (z) as required in the event of an emergency to protect life, property, or the environment, in each case, between the Execution Date and the Closing, Sellers shall operate their businesses with respect to their ownership and operation of the Assets in the ordinary course consistent with past practices, and, without limiting the generality of the preceding but subject to the following paragraph, Sellers shall:

(a)               not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets, except: (x) as required under any Leases or Contracts or (y) sales of Hydrocarbons, equipment and inventory in the ordinary course of business;

(b)               not voluntarily abandon any Asset (except as required pursuant to the terms of a Lease or applicable Legal Requirement) or not voluntarily relinquish its position as operator to anyone other than Buyer (or Buyer’s designee) with respect to any of the Assets operated by Seller or any Affiliate thereof;

(c)               not (i) commence, propose or agree to participate in or (ii) unless Buyer withholds its consent to participate in any such operation pursuant to clause (i), make any election not to participate in, or otherwise become a non-consenting party with respect to, any single operation with respect to the Properties, in each case, with an anticipated cost in excess of $200,000 (net to Sellers’ collective interest), except for any emergency operations;

(d)               not execute, terminate, cancel, extend or materially amend or modify any Material Contract (or amend any existing Contract that would cause such Contract to be a Material Contract) or Lease other than the execution or extension of a Contract for the sale, exchange, transportation, gathering, treating or processing of Hydrocarbons terminable without penalty by Sellers or Buyer after Closing on 60 days’ or shorter notice;

(e)                use commercially reasonable efforts to maintain all material Permits;

(f)                not settle or compromise any Proceeding or Threatened Proceedings relating to the Assets, other than settlements or compromises: (i) of matters for which any Seller is liable for under the terms of this Agreement and for which will not impact the Assets or Buyer after Closing; (ii) that involve only the payment of monetary damages not in excess of $100,000 individually or $250,000 in the aggregate (net to Sellers’ interest in the Assets); or (iii) that involve only non-monetary claims that are immaterial or frivolous and for which will not impact the Assets or Buyer after Closing;

(g)               use commercially reasonable efforts to keep Buyer apprised of any drilling, re-drilling or completion operations proposed or conducted by Sellers with respect to the Assets;

(h)               maintain the books, accounts and records of Seller with respect to the Assets in the ordinary course of business consistent with past practice;

(i)                 use commercially reasonable efforts to maintain in full force and effect all Leases that are presently producing in paying quantities or otherwise held by shut-in payments, delay rentals or other payments in lieu of production or drilling operations (provided that any and all such amounts required to be paid after the Effective Time shall be deemed Property Costs for which Buyer is responsible);

(j)                 not knowingly and intentionally waive any material right or claim with respect to any of the Assets;

(k)               not permanently plug or abandon any well located on the Assets unless required by applicable Legal Requirements or Contract or any applicable Lease, or with respect to the Wells set forth on Schedule 2.15; and

(l)                 not enter into any agreement in violation of any of the foregoing.

Buyer acknowledges that Sellers own undivided interests in certain of the properties comprising the Assets and Buyer agrees that: (x) the acts or omissions of the other working interest owners who are not a Seller or an Affiliate of a Seller shall not constitute a Breach of the provisions of this Section 4.2; and (y) any action required by a vote of working interest owners shall not constitute such a Breach so long as Sellers or their applicable Affiliates have voted their interest in a manner that complies with the provisions of this Section 4.2. Further, no action or inaction of any Third Party operator with respect to any Asset shall constitute a Breach of this Section 4.2 to the extent Sellers use commercially reasonable efforts to cause such Third Party operator to operate such applicable Asset in a manner consistent with this Section 4.2. Sellers may seek Buyer’s approval to perform any action that would otherwise be restricted by this Section 4.2. Buyer’s approval of any such action shall not be unreasonably withheld, conditioned or delayed (except with respect to clause (a) and (d) of this Section 4.2, which consent may be withhold in Buyer’s sole discretion), and will be considered granted 10 days (unless a shorter time, not to be less than 24 hours, is reasonably required by the circumstances and such shorter time is specified in Sellers’ notice) after delivery of notice from Sellers to Buyer requesting such consent, unless Buyer notifies Sellers to the contrary during such 10-day period. Notwithstanding anything herein to the contrary, but subject to Buyer’s right with respect to indemnities in Section 9.2(a), in no event will a Seller have any liability to Buyer for any Damages resulting from its (or its Affiliates’) conduct of physical operations on the Assets to the extent such operations are expressly permitted, required or approved by Buyer pursuant to this Section 4.2, in its capacity as the “operator” of any of the Assets, in each case, except to the extent resulting from such Seller’s gross negligence or willful misconduct. Notwithstanding the foregoing provisions of this Section 4.2, in the event of an emergency, Sellers may take such action as reasonably necessary and shall notify Buyer of any such emergency and related action as soon as reasonably practicable. Any matter approved (or deemed approved) by Buyer pursuant to this Section 4.2 that would otherwise constitute a Breach of one of Sellers’ representations and warranties in Article 2 shall not in and of itself constitute a Breach of such representations and warranties for which it is relevant. Notwithstanding anything to the contrary in this Agreement, the Parties agree that all requests for approval: (x) for any action restricting Sellers’ conduct of business pursuant this Section 4.2 shall be directed to Jarrid Franke (at jarrid.franke@eqvgroup.com), Jerry Silvey (at jerry.silvey@eqvgroup.com), Grant Raney (at grant.raney@eqvoperating.com), Mickey Raney (at mickey.raney@eqvoperating.com), Kyle Norris (at kyle.norris@eqvoperating.com) and Tyson Taylor (at tyson.taylor@eqvgroup.com) on behalf of Buyer; and (y) for any access for which Buyer is entitled to pursuant to Section 4.1 shall be directed to Tony Lopez (at tony.lopez@amplifyenergy.com) and Morgan Aaron (at morgan.aaron@amplifyenergy.com) on behalf of Sellers.

Section 4.3            Interim Period AMI Acquisitions.

(a)               During the period between the Execution Date and 10 Business Days prior the Closing Date, if Sellers receive notice (an “AMI Notice”) of an opportunity to elect to participate in its applicable share of an acquisition of interests contained in the Sale Area pursuant to an AMI Agreement(s) (each such opportunity, an “AMI Opportunity”), Sellers shall, subject to the terms of this Section 4.3, have the right to elect to participate in such AMI Opportunity pursuant to the terms of the underlying Applicable Contract and consistent with Sellers’ past practices during its period of ownership of the Assets with respect to previous AMI Opportunities.

(b)               If Sellers’ costs with respect to the acquisition of the applicable interests in (i) a single AMI Opportunity, or (ii) all AMI Opportunities in which Sellers’ have elected to participate, in the aggregate, during the period between the Execution Date and three Business Days prior to the Closing Date, would, in either case of (i) or, be in excess of $100,000, then Sellers’ right to elect to participate or not participate in such AMI Opportunity(ies) shall require Buyer’s consent, which consent shall not be unreasonably withheld, conditioned or delayed. If the time period required by the underlying Applicable Contract or AMI Notice for which Sellers must provide their election to participate ends on a date that is after the Closing Date, then Sellers’ right to elect to participate in such AMI Opportunity(ies) shall require Buyer’s consent, which consent may be withheld in Buyer’s sole discretion.

(c)              Sellers shall, as promptly as reasonably practicable upon receipt of an AMI Notice (but no more than three Business Days prior to the planned closing of such acquisition), provide Buyer with written notice of any planned election to participate in such AMI Opportunity, including the terms of any oil, gas or mineral lease included therein, the acquisition costs of the applicable interests as expressly determined by the underlying Applicable Contract and the AMI Notice, and any other information or documentation as Buyer may reasonably request (to the extent such information or documentation is in the possession or control of Sellers).

(d)               If the Closing occurs, the applicable assets and interests Sellers acquired pursuant to any AMI Opportunity consummated during the period between Execution Date and ten Business Days prior to the Closing Date will be included in the Assets conveyed to Buyer at Closing and Sellers’ acquisition costs of such consummated AMI Opportunity shall be treated as Property Costs; provided, however, that, for the avoidance of doubt and notwithstanding anything contained herein the contrary, the interests acquired by Sellers pursuant to any consummated AMI Opportunity shall not constitute a Title Benefit under this Agreement.

Section 4.4            Insurance. Sellers shall maintain (or cause to be maintained) in force during the period from the Execution Date until the Closing, all of Sellers’ or their Affiliates’ current insurance policies pertaining to the Assets in the amounts and with the minimum coverages currently maintained by Sellers or such Affiliates as of the Execution Date. The daily pro-rated annual premiums for insurance that accrue after the Effective Time and are attributable to the insurance coverage for the period after the Effective Time until the Closing will constitute Property Costs to the extent attributable to the Assets.

Section 4.5           Consent and Waivers. Sellers shall use commercially reasonable efforts to obtain, prior to the Closing, written waivers of all Preferential Purchase Rights and all Consents necessary for the transfer of the Assets to Buyer. Notwithstanding the foregoing sentence, Sellers shall not be required to make any payments to, or undertake any obligations for the benefit of, the holders of such rights in order to obtain any Consents or waivers of Preferential Purchase Rights. Buyer shall cooperate with Sellers in seeking to obtain such Consents and to comply with the terms of any applicable Preferential Purchase Rights.

Section 4.6           Successor Operator. While Buyer acknowledges that it desires to succeed Sellers (or Sellers’ operating Affiliate) as operator of those Assets or portions thereof that Sellers (or their applicable operating Affiliate) may presently operate, Buyer acknowledges and agrees that Sellers cannot and do not covenant or warrant that Buyer shall become successor operator of such Assets because such Assets (or portions thereof) may be subject to operating or other agreements that control the appointment of a successor operator. Sellers agree, however, that as to the Assets that any Seller or its Affiliate operates, Sellers shall use commercially reasonable efforts to support Buyer’s efforts to become successor operator of such Assets (to the extent permitted under any applicable operating agreement) effective as of the Closing and to designate or appoint, to the extent legally possible and permitted under any applicable operating agreement, Buyer as successor operator of such Assets effective as of Closing. Sellers’ efforts under this prior sentence shall be at Buyer’s sole cost and expense.

Article 5
OTHER COVENANTS

Section 5.1           Notification and Cure. Between the Execution Date and the Closing Date, Buyer shall promptly notify Sellers in writing and Sellers shall promptly notify Buyer in writing upon obtaining Knowledge of any Breach, in any material respect, of the other Party’s representations and warranties or covenants as of the Execution Date, or of an occurrence after the Execution Date that would cause or constitute a Breach, in any material respect, of any such representation and warranty or covenant had such representation and warranty or covenants been made as of the time of occurrence or discovery of such fact or condition. If any of Buyer’s or Sellers’ representations or warranties are untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of Buyer’s or Sellers’ covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, and if such Breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 8.1(d)), without liability or Damage to the other Party, then such Breach shall be considered not to have occurred for all purposes of this Agreement.

Section 5.2            Replacement of Insurance, Bonds, Letters of Credit and Guaranties.

(a)               The Parties understand that none of the insurance currently maintained by Sellers or their Affiliates covering the Assets, nor any of the bonds, letters of credit or guaranties, if any, posted by Sellers or any of Sellers’ Affiliates with Governmental Bodies, co-owners or other Persons and relating to the Assets will be transferred to Buyer. On or before the Closing Date, Buyer shall obtain, and deliver to Sellers evidence of the replacement bonds, letters of credit and guaranties and evidence of such other authorizations, qualifications and approvals described on Schedule 5.2(a), to the extent necessary for Buyer to own and, with respect to Assets currently operated by any Seller or an Affiliate of Sellers, operate such Assets. Promptly following the Closing, Buyer shall obtain, or cause to be obtained, in the name of Buyer, such insurance covering the Assets as would be obtained by a reasonably prudent operator in a similar situation.

(b)               Promptly (but in no event later than 30 days) after Closing, Buyer shall, at its sole cost and expense, make all filings with Governmental Bodies necessary to assign and transfer the Assets and title thereto and to comply with applicable Legal Requirements, and Sellers shall (at no out-of-pocket cost, expense or liability to Sellers) use commercially reasonable efforts to assist Buyer with such filings.

Section 5.3            Governmental Reviews. (a) Sellers and Buyer shall (and shall cause their respective Affiliates to), in a timely manner, make all other required filings (if any) with, prepare applications to, and conduct negotiations with Governmental Bodies as required to consummate the Contemplated Transactions; and (b) each Party shall, to the extent permitted pursuant to applicable Legal Requirements cooperate with and use all reasonable efforts to assist the other Party(ies) with respect to such filings, applications and negotiations. Buyer shall bear the cost of all filing or application fees payable to any Governmental Body with respect to the Contemplated Transactions, regardless of whether Buyer, Sellers or any Affiliate of any of them is required to make the payment.

Section 5.4          Satisfaction of Conditions. Between the Execution Date and the Closing Date: (a) Sellers shall use commercially reasonable efforts to cause the conditions in Article 6 to be satisfied; and (b) Buyer shall use commercially reasonable efforts to cause the conditions in Article 7 to be satisfied.

Section 5.5             Financing Cooperation.

(a)                Prior to the Closing Date (unless this Agreement is earlier terminated), each Seller shall, promptly following written request by the Buyer (email being sufficient), use commercially reasonable efforts to provide, and to cause its Affiliates and its and their Representatives to use its commercially reasonable efforts to provide, to Buyer such cooperation as is reasonably requested by Buyer and necessary and customary for sellers to provide in connection with the arrangement of acquisition financing similar to the financing contemplated by Buyer Notwithstanding anything contained in this Section 5.5 to the contrary, Sellers shall not be required to comply with any such requested cooperation to the extent that it would, or would reasonably be expected to: (i) unreasonably interfere with the ongoing operations of Sellers or their Affiliates, (ii) require Sellers or their Affiliates to provide any indemnification or certification or otherwise incur (or be exposed to) any liability or potential liability in connection with assisting Buyer in arranging such financing or to incur any out-of-pocket expense that is not reimbursable by Buyer pursuant to this Section 5.5(a), (iii) delay the Closing or modify any obligations of Buyer under this Agreement, (iv) require any Seller or its Affiliates to disclose information subject to attorney-client privilege or attorney work-product privilege (and disclosure of which would jeopardize such privilege), or in conflict with any Third Party confidentiality obligations to which any Seller or its Affiliates are bound (provided that Sellers shall use commercially reasonable efforts, without the obligation to make any payments, to seek the waiver of any such confidentiality obligations or otherwise facilitate Buyer’s execution of an applicable confidentiality agreement in form and substance acceptable to the applicable Third Party and Sellers), (v) cause any representation or warranty in this Agreement to be breached, (vi) cause the failure of any condition to Closing set forth in Article 6 or Article 7 to be satisfied or otherwise cause any breach of this Agreement, (vii) require any action in conflict with or in violation of any Legal Requirement or the respective Organizational Documents of Sellers or any of their Affiliates, or that would result in the contravention, violation or breach of, or a default under, any material contractual obligation of Sellers or any of their Affiliates, (viii) require any Seller (or any Representative thereof) to participate in any meeting or diligence session except at mutually agreeable locations and times during normal business hours, and limited to a reasonable quantity with respect thereto or (ix) require any Seller or respective Affiliate thereof to deliver any pro forma financial information, or any document, report, schedule, summary or other information that is not reasonably available to the applicable Seller. All non-public or otherwise confidential information regarding Seller and/or the Properties obtained by Buyer shall be kept confidential in accordance with the Confidentiality Agreement. Buyer shall promptly, upon written request by Sellers, reimburse Sellers for all reasonable, documented out-of-pocket costs and expenses incurred by Sellers, their Affiliates and their Representatives in connection with cooperation with requests made under this Section 5.5.

(b)               Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that (i) the covenants and obligations of Sellers set forth in this Section 5.5 are not a condition to Closing and (ii) prior to the Closing, any failure by Sellers to comply with this Section 5.5 shall not be used by Buyer as a basis to (A) terminate this Agreement, (B) excuse Buyer’s performance of this Agreement or Buyer’s consummation of the transactions contemplated hereby, (C) assert the failure of any of Buyer’s conditions to Closing to be satisfied (including, without limitation, Section 6.2), (D) assert that Sellers are not entitled to terminate this Agreement under the circumstances set forth in Section 8.1(c) or Section 8.1(d) or (E) assert any claim for Damages pursuant to Section 9.2 or its right to receive the Deposit Amount under this Agreement, including Section 8.2(b)(ii), in each case, excepting only instances of any Seller’s actual fraud or intentional or material breach of the covenants set forth in this Section 5.5.

(c)                Except as set forth in Article 2, of the information provided by Sellers and/or their Affiliates pursuant to this Section 5.5 is given without any representation or warranty, express or implied and no member of Seller Group shall have any liability or responsibility with respect thereto other than with respect to any actions of a Seller that constitute actual or intentional fraud in the performance of Sellers’ obligations under this Section 5.5. BUYER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER GROUP FROM AND AGAINST ANY AND ALL DAMAGES, LIABILITIES OR LOSSES SUFFERED OR INCURRED BY THEM IN CONNECTION WITH SELLERS’ OBLIGATIONS UNDER THIS Section 5.5 AND THEIR PROVISION OF ANY INFORMATION UTILIZED IN CONNECTION THEREWITH OR IN CONNECTION WITH BUYER’S FINANCING, OTHER THAN WITH RESPECT TO ANY ACTIONS OF A MEMBER OF SELLER GROUP THAT CONSTITUTED ACTUAL OR INTENTIONAL FRAUD IN THE PERFORMANCE OF SELLERS’ OBLIGATIONS UNDER THIS Section 5.5 (I) FOR WHICH ANY OF THE INDIVIDUALS IDENTIFIED IN THE DEFINITION OF “KNOWLEDGE” HAD KNOWLEDGE AND (II) AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN A FINAL AND NON-APPEALABLE JUDGMENT AND, IN THE EVENT OF SUCH DETERMINATION WITH RESPECT TO A PERSON, SUCH PERSON BEING OBLIGATED TO REIMBURSE BUYER FOR AMOUNTS EXPENDED BY BUYER IN CONNECTION THEREWITH.

Section 5.6             Hedging Matters.

(a)                As of the Effective Time, Sellers have entered into the Hedge Contracts set forth on Schedule 5.6 (the “Assumed Hedges”). The Parties agree that the Assumed Hedges have, as of the Effective Time, an agreed mark-to-market liability of $369,222.23 (as may be adjusted as provided in this Section 5.6, the “Hedge Value”) which shall be credited against the Purchase Price pursuant to Section 1.5(c)(i)(G) and Section 1.5(c)(ii)(G), as applicable, subject to the remaining provisions of this Section 5.6(a).

(b)               After the Execution Date, Sellers shall use commercially reasonable efforts to (and Buyer will cooperate with Sellers in good faith to) arrange for the Assumed Hedges to be novated to Buyer or a Person designated by Buyer at the Closing.

The costs, fees and expenses owed to any counterparty of the Assumed Hedges in connection with the novation of the Assumed Hedges will be borne by the Buyer.

(c)                If all or any portion of any Assumed Hedge is terminated by the counterparty thereto at or prior to Closing or the Assumed Hedge is otherwise not novated to Buyer (or its designee) at Closing, then the Hedge Value shall be adjusted, as applicable, as follows: (A) the Hedge Value shall be reduced by the absolute value of the applicable Assumed Hedge that was terminated or not able to be novated, as indicated for such Assumed Hedge on Schedule 5.6 (which will no longer be an “Assumed Hedge”, including for purposes of clause (d) of this Section 5.6), (B) in the case of an Assumed Hedge that is terminated, if the hedge termination amount owing to the terminating hedge counterparty exceeds the agreed mark-to-market liability of such Assumed Hedge as set forth on Schedule 5.6, then the Purchase Price shall be increased by the difference between such amounts; and (C) in the case of an Assumed Hedge that is terminated, if the hedge termination amount owing to the terminating hedge counterparty is less than the agreed mark-to-market liability of such Assumed Hedge as set forth on Schedule 5.6, then the Purchase Price shall be reduced by the absolute value of the difference between such amounts; provided, this Section 5.6(c) shall not obligate or require Sellers to terminate any Assumed Hedge that is not novated to Buyer or a Person designated by Buyer at the Closing.

(d)               If any ordinary course settlement payments are paid by or received by Sellers between the Effective Time and Closing with regard to any Assumed Hedge, then, at Closing, the Purchase Price shall be increased by the amount of such ordinary course settlement payments paid by Sellers and decreased by the amount of such ordinary course settlement payments received by Sellers.

Section 5.7            Disclosure Schedules. If any fact, condition or matter disclosed in Sellers’ disclosure Schedules applies to more than one Section of Article 2, a single disclosure of such fact, condition or matter on such disclosure Schedules shall constitute disclosure with respect to all Sections of this Article 2 to which such fact, condition or other matter applies, regardless of the section of such disclosure Schedules in which such fact, condition or other matter is described, but only to the extent such application is reasonably apparent based on the face of the disclosure in which such fact, condition or other matter is disclosed in Sellers’ disclosure Schedules. Inclusion of a matter on Sellers’ disclosure Schedules with respect to a representation or warranty that is qualified by “material” or “Material Adverse Effect” or any variant thereof shall not necessarily be deemed an indication that such matter does, or may, be material or have a Material Adverse Effect. Matters may be disclosed on a Schedule to this Agreement for purposes of information only. Until the third Business Day before Closing, Sellers shall have the right (but not the obligation) to supplement the Schedules relating to the representations and warranties set forth in Article 2 with respect to any matters occurring subsequent to the Execution Date that would otherwise constitute a Breach of any representation or warranty of Sellers contained herein; provided, however, that, any such supplement shall be disregarded for purposes, and shall not affect Buyer’s Closing conditions have been met under Section 6.1 and, subject to the following sentence, shall be disregarded for purposes of Article 9. Notwithstanding the foregoing, if as a result of any matter that is included on a supplement the conditions set forth in Section 6.1 are not satisfied or fulfilled as of the Closing Date, and nonetheless Buyer elects to waive such conditions and proceeds with Closing, and Closing occurs, then for purposes of Article 9, all matters giving rise to Buyer’s termination rights shall be deemed waived and Buyer shall not be entitled to make a claim thereon under this Agreement or otherwise with respect to such matters.

Article 6
CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Buyer, in whole or in part):

Section 6.1            Accuracy of Representations. All of Sellers’: (a) Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date as though made on the Closing Date (other than any such representation and warranty that refers to a specified date, which need only be true and correct as of such date); and (b) representations and warranties set forth in Article 2 of this Agreement other than the Fundamental Representations shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (other than any such representation and warranty that refers to a specified date, which need only be true and correct as of such specified date), without regard to any materiality or Material Adverse Effect qualifier contained therein, except, in the case of this clause (b), for any Breaches or inaccuracies, if any, of such representations and warranties that individually or in the aggregate would not have a Material Adverse Effect.

Section 6.2            Sellers’ Performance. All of the covenants and obligations that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

Section 6.3            No Proceedings. Since the Execution Date, no Governmental Body shall have commenced or Threatened against Sellers, or against any Affiliate of Sellers, any Proceeding (other than any matter initiated by either Buyer or its Affiliates) seeking to restrain, enjoin or otherwise prohibit or make illegal, any of the Contemplated Transactions.

Section 6.4            No Orders; Necessary Consents and Approvals. On the Closing Date: (a) no Legal Requirement shall be in effect that restrains, enjoins or otherwise prohibits the consummation of the Contemplated Transactions; and (b) all Consents and approvals from Governmental Bodies required for the Contemplated Transactions (other than Consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing) shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 6.5            Closing Deliverables. Sellers shall have delivered (or be ready, willing and able to deliver at the Closing) to Buyer the documents and other items required to be delivered by Sellers under Section 1.4(a).

Article 7
CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE

Sellers’ obligation to sell the Assets and to take the other actions required to be taken by Sellers at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Sellers, in whole or in part):

Section 7.1            Accuracy of Representations. All of Buyer’s representations and warranties in this Agreement shall be true and correct in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, true and correct in all respects) as of the Closing Date as though made on the Closing Date, other than any such representation and warranty that refers to a specified date, which need only be true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, true and correct in all respects) on and as of such specified date.

Section 7.2            Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

Section 7.3            No Proceedings. Since the Execution Date, no Governmental Body shall have commenced or Threatened against Buyer or against any of its Affiliates, any Proceeding (other than any matter initiated by Seller or an Affiliate of Seller) seeking to restrain, enjoin or otherwise prohibit or make illegal, or seeking to recover material damages on account of, any of the Contemplated Transactions.

Section 7.4            No Orders; Necessary Consents and Approvals. On the Closing Date: (a) no Legal Requirement shall be in effect that restrains, enjoins or otherwise prohibits the consummation of the Contemplated Transactions; and (b) all Consents and approvals from Governmental Bodies required for the Contemplated Transactions (other than Consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing) shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 7.5            Closing Deliverables. Buyer shall have delivered (or be ready, willing and able to deliver at the Closing) to Sellers the documents and other items required to be delivered by Buyer under Section 1.4(b).

Article 8
TERMINATION

Section 8.1             Termination Events. This Agreement may, by written notice given prior to or at the Closing, be terminated:

(a)                by mutual written consent of Sellers and Buyer;

(b)               by Buyer, if any Seller has committed a material Breach of this Agreement and such Breach causes any of the conditions to Closing set forth in Article 6 not to be satisfied (or, if prior to Closing, such Breach is of such a magnitude or effect that it will not be possible for such condition to be satisfied); provided, that in no event shall Buyer be entitled to terminate this Agreement pursuant to this Section 8.1(b) if Buyer is in material Breach of this Agreement;

(c)                by Sellers, if Buyer has committed a material Breach of this Agreement and such breach causes any of the conditions to Closing set forth in Article 7 not to be satisfied (or, if prior to Closing, such Breach is of such a magnitude or effect that it will not be possible for such condition to be satisfied) provided, that in no event shall Seller be entitled to terminate this Agreement pursuant to this Section 8.1(c) if Seller is in material Breach of this Agreement;

(d)               by Sellers or Buyer, if the Closing has not occurred on or before December 30, 2025 (the “Outside Date”), (subject to extension pursuant to Section 1.3(b)) or such later date as the Parties may agree upon in writing; provided, that, the right to terminate this Agreement under this Section 8.1(d) shall not be available to a Party if such failure of Closing to occur results primarily from the terminating Party’s material Breach of this Agreement;

(e)                by Sellers or Buyer, if (i) any Legal Requirement has made the consummation of the Contemplated Transactions illegal or otherwise prohibited, or (ii) a Governmental Body has issued an Order, or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the Contemplated Transactions, and such order, decree, ruling, or other action has become final and nonappealable;

(f)                by Seller, upon written notice to Buyer, if Buyer has not funded the Deposit Amount by 5:00 p.m. Central Time on the date that is one (1) Business Day after the Execution Date as provided in Section 1.2;

(g)               by Sellers, if the sum of (i) all Title Defect Values (less the sum of all offsetting Title Benefit Values) agreed on by the Parties or finally determined pursuant to Section 10.14, plus (ii) the Aggregate Environmental Defect Values agreed on by the Parties or finally determined pursuant to Section 10.14, plus (iii) the aggregate downward Purchase Price adjustments under Section 10.2, plus (iv) the Allocated Value of any Assets excluded from the transactions or retained by Sellers pursuant to Section 10.5 or any other provision of this Agreement, plus (v) the aggregate downward adjustments to the Purchase Price in respect of Casualty Losses during the period from the Execution Date through the Closing Date, exceeds 20% of the unadjusted Purchase Price; or

(h)               by Buyer, if the sum of (i) all Title Defect Values (less the sum of all offsetting Title Benefit Values) agreed on by the Parties or finally determined pursuant to Section 10.14, plus (ii) all Environmental Defect Values agreed on by the Parties or finally determined pursuant to Section 10.14, plus (iii) the aggregate downward Purchase Price adjustments under Section 10.1, plus (iv) the aggregate downward Purchase Price adjustments under Section 10.2, plus (v) the Allocated Value of any Assets excluded from the transactions or retained by Sellers pursuant to Section 10.5 or any other provision of this Agreement, plus (vi) the aggregate downward adjustments to the Purchase Price in respect of Casualty Losses during the period from the Execution Date through the Closing Date, exceeds 20% of the unadjusted Purchase Price;

provided, that notwithstanding any other provision herein to the contrary, if either Party notifies the other Party of its intention to terminate this Agreement in accordance with Section 8.1(g) or Section 8.1(h), as applicable, such other Party may, prior to giving effect to Section 8.1(g) or Section 8.1(h), deliver an Expert Proceeding Notice to submit all unresolved disputes with respect to any Title Defects, Title Benefits, Title Defect Values, Title Benefit Values, Environmental Defects or Environmental Defect Values (and, if any such amounts are in dispute, the applicable adjustment to the Purchase Price in respect of any Casualty Losses during the period from the Execution Date through the Closing Date), as well as whether the sum set forth in Section 8.1(g) or Section 8.1(h), as applicable, exceeds the threshold set forth therein, to expert arbitration in accordance with Section 10.14, in which case (x) the Parties shall instruct the Expert to deliver a determination within fifteen (15) Business Days after the appointment of such Expert and (y) for the avoidance of doubt, if a Party elects to initiate arbitration as provided herein, neither Party may terminate this Agreement pursuant to Section 8.1(d) until five (5) Business Days after final resolution of such arbitration.

Notwithstanding the foregoing provisions of this Section 8.1: (w) in the case of a Breach by any Seller that is capable of being cured, prior to Buyer terminating this Agreement, Sellers shall have a period of 10 Business Days following receipt of written notice from Buyer of such Breach to attempt to cure such Breach, and the termination under Section 8.1(b) shall not become effective unless Sellers fail to cure such Breach prior to the end of such 10 Business Day period; (x) if (1) Sellers’ conditions to Closing have been satisfied or waived in full; (2) Buyer is not in material Breach of the terms of this Agreement; and (3) all of Buyer’s conditions to Closing have been satisfied or waived, then the refusal or willful or negligent delay by Sellers to timely close the Contemplated Transactions shall constitute a material Breach of this Agreement; (y) in the case of a Breach by Buyer that is capable of being cured, Buyer shall have a period of 10 Business Days following receipt of written notice from Sellers to attempt to cure the Breach and the termination under Section 8.1(c) shall not become effective unless Buyer fails to cure such Breach prior to the end of such 10 Business Day period; and (z) if (1) Buyer’s conditions to Closing have been satisfied or waived in full; (2) Sellers are not in material Breach of the terms of this Agreement; and (3) all of Sellers’ conditions to Closing have been satisfied or waived, then the refusal or willful or negligent delay by Buyer to timely close the Contemplated Transactions shall constitute a material Breach of this Agreement.

Section 8.2            Effect of Termination; Distribution of the Deposit Amount.

(a)               If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate other than as expressly provided in this Section 8.2. Notwithstanding the foregoing sentence: (i) no such termination shall impair or restrict the rights of a Party against the other Party(ies) with respect to the Deposit Amount pursuant to Section 8.2(b); (ii) except to the extent Sellers or Buyer have received the Deposit Amount (or, with respect to Buyer, damages in an amount up to the Deposit Amount) as liquidated damages pursuant to Section 8.2(b), the termination of this Agreement shall not relieve any Party from liability for any failure to perform or observe in any material respect any of its agreements or covenants contained in this Agreement which are to be performed or observed at or prior to Closing; (iii) except to the extent Sellers or Buyer have received the Deposit Amount (or, with respect to Buyer, damages in an amount up to the Deposit Amount) as liquidated damages pursuant to Section 8.2(b), or as otherwise provided in Section 8.2(b)(ii), to the extent such termination results from the material Breach by a Party of any of its covenants or agreements under this Agreement, the other Party(ies) shall be entitled to all remedies available at law or in equity with respect to such Breach and shall be entitled to recover court costs and reasonable attorneys’ fees in addition to any other relief to which such Party may be entitled; and (iv) the following provisions shall survive the termination of this Agreement until fully performed: Section 5.1, Section 8.2, Section 8.3, Section 9.3(b) Section 9.6, Section 9.7, Section 9.10, Section 9.11, Section 9.12, Article 12 (other than Section 12.1), Appendix I and any such terms as set forth in this Agreement that are necessary to give context to any of the foregoing surviving Sections.

(b)               Notwithstanding anything to the contrary in Section 8.2(a):

(i)                 If (A) Sellers have the right to terminate this Agreement (x) pursuant to Section 8.1(c) or (y) pursuant to Section 8.1(d) at such time that Sellers could have terminated this Agreement pursuant to Section 8.1(c) (without regard to any cure periods contemplated therein), (B) all conditions precedent to the obligations of Buyer set forth in Article 6 have been satisfied or waived in writing by Buyer (other than (aa) conditions that would have been satisfied (either at such time or at the Closing) except for the breach or failure of any of Buyer’s representations, warranties or covenants hereunder and (bb) conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction or waiver in writing of all such conditions), (C) Seller is ready, willing and able to proceed to Closing of the Contemplated Transaction, and (D) the Closing has not occurred as a result of a Breach of this Agreement by Buyer, including, if and when required, Buyer’s obligations to consummate the transactions contemplated hereunder at Closing, then, in any such case, as Sellers’ sole and exclusive remedy, Sellers shall have the right to terminate this Agreement and receive the Deposit Amount as liquidated damages (and not as a penalty) free and clear of any claims by Buyer under this Agreement. If Sellers elect to terminate this Agreement pursuant to this Section 8.2(b)(i) and retain the Deposit Amount as liquidated damages, then: (1) the Parties shall, within two Business Days of Sellers’ election, execute and deliver to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit Amount to Sellers, free and clear of any claim thereto by Buyer under this Agreement or otherwise; and (2) Sellers shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement. The Parties acknowledge and agree that Sellers’ actual damages for Buyer’s material Breach of this Agreement would be difficult or impossible to ascertain with reasonable certainty and agree that the Deposit Amount would be a reasonable liquidated damages amount for such material Breach.

(ii)              If (A) Buyer has the right to terminate this Agreement (x) pursuant to Section 8.1(b) or (y) pursuant to Section 8.1(d) at such time that Buyer could have terminated this Agreement pursuant to Section 8.1(b) (without regard to any cure periods contemplated therein), (B) all conditions precedent to the obligations of Seller set forth in Article 7 have been satisfied or waived in writing by Seller (other than (aa) conditions that would have been satisfied (either at such time or at the Closing) except for the breach or failure of any of Sellers’ representations, warranties or covenants hereunder and (bb) conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction or waiver in writing of all such conditions), (C) Buyer is ready, willing and able to proceed to Closing of the Contemplated Transaction, and (D) the Closing has not occurred as a result of a Breach of this Agreement by Sellers, including, if and when required, Sellers’ obligations to consummate the transactions contemplated hereunder at Closing, then, in either case, Buyer shall have the right, as its sole discretion, to either (1) enforce specific performance by Sellers of this Agreement, without posting any bond or the necessity of proving the inadequacy as a remedy of monetary damages, in which event the Deposit Amount will be applied as called for in Section 1.4(b)(i); or (2) if Buyer does not elect to seek and enforce specific performance (or does not successfully seek and enforce specific performance), terminate this Agreement and (in addition to receiving the return of the Deposit Amount) seek to recover Buyer’s actual, direct damages from Sellers in an amount not to exceed Buyer’s actual documented, out-of-pocket costs and expenses paid or incurred in connection with the Contemplated Transactions, but in no case in an amount exceeding the Deposit Amount. If Buyer elects to terminate this Agreement pursuant to this Section 8.2(b)(ii) and seek a return of the Deposit Amount, then (x) the Parties shall, within two Business Days of Buyer’s election, execute and deliver to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit Amount to Buyer, free and clear of any claim thereto by Sellers under this Agreement or otherwise; and (y) Sellers shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement. If Buyer elects the remedy of specific performance contemplated by clause (1) above but such remedy is not awarded by courts of competent jurisdiction, Buyer shall be entitled to the remedy contemplated by clause (2), in each case, in accordance with the terms and conditions set forth herein; provided, that, Buyer may simultaneously pursue any (one or more) of the foregoing remedies set forth in clauses (1) and (2) above, but in no event shall Buyer be permitted or entitled to receive both of the remedies set forth in clauses (1) and (2) above.

(c)               Sellers acknowledge that as express consideration for Buyer entering into this Agreement and Buyer’s representations, warranties and covenants set forth in this Agreement, Sellers covenant and agree that solely with respect to Buyer’s rights under Section 8.2(b)(ii)(A): (i) the rights of Buyer to consummate the Contemplated Transactions are special, unique and of extraordinary character and that, if Sellers violate or fail or refuse to perform any covenant or agreement made by it in this Agreement, Buyer may be without an adequate remedy at law; (ii) monetary damages would not be a sufficient remedy for any violation of the terms of this Agreement with respect to Buyer’s rights under Section 8.2(b)(ii)(A); (iii) Sellers, nor its representatives, shall oppose the granting of specific performance or any such relief as a remedy with respect to Buyer’s rights under Section 8.2(b)(ii)(A); and (iv) Sellers agree to waive any requirement for the security or posting of any bond in connection with the remedies described in Section 8.2(b)(ii)(A).

(d)               If this Agreement is terminated by either Buyer or Sellers pursuant to Section 8.1 for any reason, and Sellers is not entitled to receive the Deposit Amount under Section 8.2(b)(i): then (i) within two Business Days of such termination, the Parties shall execute and deliver to the Escrow Agent a joint written instruction letter directing the Escrow Agent to release the Deposit Amount to Buyer free and clear of any claim thereto by Sellers under this Agreement or otherwise; and (ii) and Sellers shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

Section 8.3            Return of Records Upon Termination. Upon termination of this Agreement: (a) Buyer shall promptly return to Sellers or destroy (at Sellers’ option) all title, engineering, geological and geophysical data, environmental assessments and reports, maps, documents and other information furnished by Sellers to Buyer in connection with its due diligence investigation of the Assets; and (b) an officer of Buyer shall certify Buyer’s compliance with the preceding clause (a) to Sellers in writing.

Article 9
INDEMNIFICATION; REMEDIES

Section 9.1            Survival.

(a)               The survival periods for the various representations, warranties, covenants and agreements contained in this Agreement shall be as follows:

(i)               Fundamental Representations shall survive indefinitely;

(ii)              the representations and warranties in Section 2.4 and the indemnities in Section 9.2(d) shall survive for the applicable statute of limitations plus 60 days;

(iii)             Sellers’ special warranty of Defensible Title set forth in the Instruments of Conveyance shall survive for 24 months after Closing;

(iv)             the covenants and other agreements of Sellers set forth in this Agreement to be performed on or before Closing shall survive for 12 months after Closing;

(v)             the covenants and other agreements of Sellers set forth in this Agreement to be performed after Closing shall survive until fully performed;

(vi)             all other representations and warranties of Sellers shall survive for 12 months after Closing;

(vii)            all representations, warranties, covenants and agreements of Buyer shall survive indefinitely;

(viii)           the indemnities in Section 9.2(a), Section 9.2(b), Section 9.3(a) and Section 9.3(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification thereunder, except in each case as to matters for which a specific written claim for indemnity has been delivered to the indemnifying Person on or before such termination date;

(ix)              the indemnities in Section 9.2(c) shall survive for 24 months after the Closing Date, except with respect to clauses (d), (e) and (i) of “Specified Liabilities”, which shall survive the Closing Date indefinitely; and

(x)               all other indemnities, and all other provisions of this Agreement, shall survive the Closing without time limit except as may otherwise be expressly provided in this Agreement.

(b)               Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, but there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

Section 9.2            Indemnification and Payment of Damages by Sellers. Except as otherwise limited in this Article 9, from and after the Closing, Sellers shall, jointly and severally, defend, release, indemnify and hold harmless Buyer Group from and against, and shall pay to the Buyer Group the amount of, any and all Damages, whether or not involving a Third Party claim or incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights under this Agreement arising from, based upon, related to or associated with:

(a)               any Breach of any representation or warranty made by Sellers in this Agreement, or in any certificate delivered by a Seller pursuant to this Agreement;

(b)               any Breach by Sellers of any covenant, obligation or agreement of Sellers in this Agreement;

(c)               the Specified Liabilities; and

(d)               Sellers Taxes.

Notwithstanding anything to the contrary contained in this Agreement: (x) after the Closing, the remedies provided in this Article 9 and Article 10, the right to specific performance and other equitable remedies available under applicable Legal Requirements for the failure of Sellers to perform its obligations that are required to be performed hereunder after Closing and the special warranty of Defensible Title set forth in the Instruments of Conveyance and the remedies provided in the other Transaction Documents, and except for instances of fraud, are Buyer Group’s exclusive legal remedies against Sellers with respect to this Agreement and the Contemplated Transactions and any Damages arising from, based upon, related to or associated therewith, including breaches of the representations, warranties, covenants, obligations and agreements of the Parties contained in this Agreement or the affirmations of such representations, warranties, covenants, obligations and agreements contained in the certificates delivered by each Seller at Closing pursuant to Section 1.4; and (y) subject to Buyer’s rights outlined in subpart (x) above, Buyer releases Seller Group from any and all claims, causes of action, Proceedings or other legal rights and remedies of Buyer Group, known or unknown, which Buyer might now or subsequently have, based on, relating to or in any way arising out of this Agreement, the other Transaction Documents, the Contemplated Transactions, the ownership, use or operation of the Assets prior to the Closing or the condition, quality, status or nature of the Assets prior to the Closing, including any and all claims related to liability or violations of Environmental Laws and including rights contribution or otherwise under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or any other Environmental Law, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution and rights under insurance maintained by Sellers or any of Sellers’ Affiliates.

Section 9.3            Indemnification and Payment of Damages by Buyer. Except as otherwise limited in this Article 9 and Section 10.9 and Section 10.10, from and after the Closing, Buyer shall defend, release, indemnify and hold harmless Seller Group from and against, and shall pay to Seller Group the amount of any and all Damages, whether or not involving a Third Party claim or incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights under this Agreement arising from, based upon, related to or associated with:

(a)               any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement;

(b)               any Breach by Buyer of any covenant, obligation or agreement of Buyer in this Agreement; and

(c)               the Assumed Liabilities.

Notwithstanding anything to the contrary contained in this Agreement, and without limiting Sellers’ termination rights under Article 8 of this Agreement, after the Closing, the remedies provided in this Article 9 and the other Transaction Documents are the Seller Group’s exclusive legal remedies against Buyer with respect to this Agreement and the Contemplated Transactions, including breaches of the representations, warranties, covenants, obligations and agreements of the Parties contained in this Agreement or the affirmations of such representations, warranties, covenants, obligations and agreements contained in the certificates delivered by Buyer at Closing pursuant to Section 1.4, all other legal rights and remedies being expressly waived by Seller Group; provided that Sellers are entitled to any equitable remedies available under applicable Legal Requirements in connection with any Breach by Buyer of Article 12. Notwithstanding anything to the contrary herein, Buyer shall have no obligation to indemnify any member of the Seller Group for any Damages for which Sellers are obligated to indemnify Buyer Group for breaches of Sellers’ representations pursuant to Section 9.2(a) or for Specified Liabilities pursuant to Section 9.2(c), in each case, for the applicable survival period thereof.

Section 9.4            Indemnity Net of Insurance. The amount of any Damages for which an indemnified party is entitled to indemnity under this Article 9 shall be reduced by the amount of insurance or indemnification proceeds actually realized by the indemnified party or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten, or indemnity granted, by the indemnified party or its Affiliates).

Section 9.5            Limitations on Liability. Except with respect to the Fundamental Representations and the representations and warranties in Section 2.4, if the Closing occurs, Sellers shall not have any liability for any indemnification under Section 9.2(a): (a) for any Damages with respect to any occurrence, claim, award or judgment that do not individually exceed $150,000 net to Sellers’ interest (the “Individual Claim Threshold”); or (b) unless and until the aggregate Damages for which claim notices for claims meeting the Individual Claim Threshold are delivered by Buyer exceed 2.0% of the unadjusted Purchase Price, in the aggregate, and then only to the extent such aggregate Damages exceed 2.0% of the unadjusted Purchase Price. Except with respect to the Fundamental Representations and the representations and warranties in Section 2.4, in no event will Sellers be liable for Damages indemnified under Section 9.2(a) to the extent such damages, in the aggregate, exceed 15% of the unadjusted Purchase Price. Notwithstanding anything in this Agreement to the contrary, in no event will Sellers’ aggregate liability under this Agreement exceed 100% of the unadjusted Purchase Price.

Section 9.6            Procedure for Indemnification – Third Party Claims.

(a)                Promptly after receipt by an indemnified party under Section 9.2 or Section 9.3 of a Third Party claim for Damages or notice of the commencement of any Proceeding against it, such indemnified party shall, if a claim is to be made against an indemnifying Party under such Section, give notice to the indemnifying Party of the commencement of such claim or Proceeding, together with a claim for indemnification pursuant to this Article 9. The failure of any indemnified party to give notice of a Third Party claim or Proceeding as provided in this Section 9.6 shall not relieve the indemnifying Party of its obligations under this Article 9, except to the extent such failure results in insufficient time being available to permit the indemnifying Party to effectively defend against the Third Party claim or participate in the Proceeding or otherwise materially prejudices the indemnifying Party’s ability to defend against the Third Party claim or participate in the Proceeding.

(b)               If any Proceeding referred to in Section 9.6(a) is brought against an indemnified party and the indemnified party gives notice to the indemnifying Party of the commencement of such Proceeding, the indemnifying Party shall be entitled to participate in such Proceeding and, to the extent that it wishes, to assume by written notice to the indemnified party the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party. After written notice from the indemnifying Party to the indemnified party of the indemnifying Party’s election to assume the defense of such Proceeding, the indemnifying Party shall not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article 9 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding. If reasonably requested by the indemnifying Party, the indemnified party agrees to cooperate in contesting any Proceeding which the indemnifying Party elects to contest (at the expense of the indemnifying Party). The indemnified party shall not be required to pursue any cross-claim or counter-claim in connection with any such defense. Notwithstanding anything to the contrary in this Agreement, the indemnifying Party shall not be entitled to assume or continue control of the defense of any such Proceeding if: (A) the indemnifying Party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate; (B) the indemnifying Party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding; (C) such Proceeding relates to or arises in connection with any criminal proceeding, (D) such Proceeding seeks an injunction or equitable relief against any indemnified party, (E) such Proceeding has or would reasonably be expected to result in Damages in excess of the amount set forth in Section 9.5 (i.e., 15% of the unadjusted Purchase Price); or (F) the indemnifying Party has failed or is failing to defend in good faith such Proceeding. If the indemnifying Party assumes the defense of a Proceeding, no compromise or settlement of such Third Party claims or Proceedings may be effected by the indemnifying Party without the indemnified party’s prior written consent unless: (1) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other Third Party claims that may be made against the indemnified party; and (2) the sole relief provided is monetary damages that are paid in full by the indemnifying Party. In addition, the indemnified party shall have no liability with respect to any compromise or settlement of such Third Party claims or Proceedings effected without its consent.

Section 9.7            Procedure for Indemnification – Other Claims. A claim for indemnification for any matter not involving a Third Party claim may be asserted by notice to the Party from whom indemnification is sought.

Section 9.8           Indemnification of Group Members. The indemnities in favor of Buyer and Sellers provided in Section 9.2 and Section 9.3, respectively, shall be for the benefit of and extend to Buyer’s and Sellers’ (as applicable) respective present and former Group members. Any claim for indemnity under this Article 9 by any Group member other than Buyer or Sellers must be brought and administered by the relevant Party to this Agreement. No indemnified party other than Buyer and Sellers shall have any rights against the other Party(ies) under the terms of this Article 9 except as may be exercised on its behalf by Buyer or Sellers, as applicable, pursuant to this Section 9.8. Each of Sellers and Buyer may elect to exercise or not exercise indemnification rights under this Section on behalf of the other indemnified party affiliated with it in its sole discretion and shall have no liability to any such other indemnified party for any action or inaction under this Article 9.

Section 9.9            Extent of Representations and Warranties.

(a)               Notwithstanding anything to the contrary contained in this Agreement, except as and to the extent expressly set forth in this Agreement, the certificate to be delivered by Sellers at Closing pursuant to Section 1.4 or in the Instruments of Conveyance, Sellers make no representations or warranties whatsoever, and disclaim all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Buyer (including any opinion, information or advice that may have been provided to Buyer or its affiliates or representatives by any Affiliates or Representatives of Sellers or by any investment bank or investment banking firm, any petroleum engineer or engineering firm, Sellers’ counsel or any other agent, consultant or Representative of Sellers). Without limiting the generality of the foregoing, except as and to the extent expressly set forth in this Agreement, the certificate to be delivered by Sellers at Closing pursuant to Section 1.4 or in the Instruments of Conveyance, Sellers expressly disclaim and negate any representation or warranty, express, implied, at common law, by statute or otherwise, relating to: (a) the title to any of the Assets; (b) the condition of the Assets (including any implied or express warranty of merchantability, fitness for a particular purpose or conformity to models or samples of materials), it being distinctly understood that, subject to Article 10, the Assets are being sold “As Is,” “Where Is,” and “With All Faults As To All Matters;” (c) any infringement by Sellers of any patent or proprietary right of any Third Party; (d) any information, data or other materials (written or oral) furnished to Buyer by or on behalf of Sellers (including the existence or extent of Hydrocarbons or the mineral reserves, the recoverability of such reserves, any product pricing assumptions and the ability to sell Hydrocarbon production after the Closing); (e) except as and to the extent set forth in Section 2.14 and Section 2.15, the environmental condition and other condition of the Assets and any potential liability arising from or related to the Assets; and (f) the presence or absence of asbestos or NORM in or on the assets.

(b)               Buyer acknowledges and affirms that it has made its own independent investigation, analysis and evaluation of the Contemplated Transactions and the Assets (including Buyer’s own estimate and appraisal of the extent and value of Sellers’ Hydrocarbon reserves attributable to the Assets and an independent assessment and appraisal of the environmental risks and conditions associated with the acquisition of the Assets). Buyer acknowledges that in entering into this Agreement, it has relied on the aforementioned investigation, the knowledge that Sellers will deliver the certificate at Closing pursuant to Section 1.4 and the express representations and warranties of Sellers contained in this Agreement and the Seller Closing Documents. Absent fraud, Buyer irrevocably covenants to refrain from, directly or indirectly, asserting any claim, or commencing, instituting or causing to be commenced, any Proceeding of any kind against Sellers or their Affiliates, alleging facts contrary to the foregoing acknowledgment and affirmation.

Section 9.10         Compliance With Express Negligence Test. The Parties agree that any indemnity, defense or release obligation arising under this Agreement shall apply without regard to the negligence, strict liability or other fault of the indemnified party, whether active, passive, joint, concurrent, comparative, contributory or sole, or any pre-existing condition, any breach of contract or breach of warranty, or violation of any Legal Requirement, except to the extent such damages were occasioned by the gross negligence or willful misconduct of the indemnified party or any Group member thereof, it being the Parties’ intention that Damages to the extent arising from the gross negligence or willful misconduct of the indemnified party or any Group member thereof not be covered by the release, defense or indemnity obligations in this Agreement. The foregoing is a specifically bargained for allocation of risk among the Parties, which the Parties agree and acknowledge satisfies the express negligence rule and is conspicuousness.

Section 9.11          Limitations of Liability.

(a)               Notwithstanding anything to the contrary contained in this Agreement but subject to the following sentence, in no event shall Sellers or Buyer ever be liable for, and Sellers and Buyer release the other from, any consequential, special, indirect, exemplary or punitive damages or claims relating to or arising out of the Contemplated Transactions or this Agreement. Notwithstanding the foregoing sentence, any consequential, special, indirect, exemplary or punitive damages recovered by a Third Party (including a Governmental Body, but excluding any Affiliate of any Group member) against a Person entitled to indemnity pursuant to this Article 9 shall be included in the Damages recoverable under such indemnity. Notwithstanding the foregoing, lost profits shall not be excluded by this provision as to recovery hereunder to the extent constituting direct Damages as a matter of law.

(b)               Sellers shall not be required to indemnify Buyer under Section 9.2(a) for any Asset Tax (or portion thereof) allocable to Buyer under Section 12.2(c) as a result of a breach by Sellers of any representation in Section 2.4, except to the extent the amount of such Asset Tax (or portion thereof) exceeds the amount that would have been due absent such breach.

Section 9.12         No Duplication. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a Breach of more than one representation, warranty, covenant, obligation or agreement in this Agreement. Neither Buyer nor Sellers shall be liable for indemnification with respect to any Damages based on any sets of facts to the extent the Purchase Price is being or has been adjusted pursuant to Section 1.5 by reason of the same set of facts.

Section 9.13          Disclaimer of Application of Anti-Indemnity Statutes. Sellers and Buyer acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement or the Contemplated Transactions.

Section 9.14         Waiver of Right to Rescission. Sellers and Buyer acknowledge that, following the Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for Breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other claim arising in connection with or with respect to the Contemplated Transactions. As the payment of money shall be adequate compensation, following Closing, Sellers and Buyer waive any right to rescind this Agreement or any of the Contemplated Transactions.

Section 9.15         Disclaimer of Reliance on Sellers’ Methodologies. For the avoidance of doubt, Buyer acknowledges and agrees that Buyer cannot rely on or form any conclusions from Sellers’ methodologies for the determination and reporting of any Asset Taxes that were utilized for any Tax period (or portion thereof) beginning prior to the Effective Time for purposes of calculating and reporting Asset Taxes attributable to any Tax period (or portion thereof) beginning after the Effective Time, it being understood that Buyer must make its own determination as to the proper methodologies that can or should be used for any such later Tax Return.

Section 9.16          Treatment of Indemnification Payments. The Parties shall treat any amounts paid under this Article 9 as an adjustment to the Purchase Price for U.S. federal and applicable state Income Tax purposes, unless otherwise required by applicable law.

Section 9.17         Seller Materiality Scrape. Notwithstanding anything herein to the contrary, for purposes of determining the indemnity obligations set forth in Section 9.2, when determining breach or calculating the amount of Damages incurred, arising out of or relating to any such breach or inaccuracy of such representation or warranty by Sellers or in the certificate delivered by Sellers at Closing pursuant to Section 1.4, in each case, all materiality qualification, including “Material Adverse Effect”, “in all material respects” and other correlative terms, but excluding specific monetary thresholds and the definition of “Material Contracts”, contained in the representations and warranties in Article 2 or in such certificate shall be disregarded.

Article 10
TITLE MATTERS AND ENVIRONMENTAL MATTERS; PREFERENTIAL PURCHASE RIGHTS; TAG-ALONG RIGHTS; CONSENTS

Section 10.1          Preferential Purchase Rights; Tag-Along Rights.

(a)                Within 10 days following the Execution Date, Sellers shall provide all notices (on forms reasonably acceptable to Buyer) necessary to comply with or obtain the waiver of all Preferential Purchase Rights which are applicable to the Contemplated Transactions prior to the Closing Date and in accordance with Section 4.5. To the extent (i) any such Preferential Purchase Rights are exercised by any holders thereof prior to the Closing Date, or (ii) or, if on the Closing Date, the time period for exercising any Preferential Purchase Right has not expired and no notice of waiver or exercise of such Preferential Purchase Right has been received from the holder of such Preferential Purchase Right, but excluding for purposes of clause (ii), any instances where Seller has received a return-to-sender notice or similar notice, and thereafter has used good faith efforts to contact the applicable notice party prior to the Closing Date, but that remains unresolved as of the Closing Date, then in either such case, (x) the Asset(s) subject to such Preferential Purchase Rights shall not be sold to Buyer and shall be excluded from the Assets and sale under this Agreement and shall be considered Retained Assets unless and until conveyed to Buyer in accordance with this Agreement and (y) the Purchase Price shall be adjusted downward by the Allocated Value of the Asset(s) so retained. After the Closing, if the holder of any such Preferential Purchase Right referenced in subpart (y) above exercises the Preferential Purchase Right, then Sellers shall convey the affected Asset(s) to such party, and shall receive the consideration for such affected Asset(s) directly from such party and, in such case, such Retained Assets shall constitute Excluded Assets for all purposes of this Agreement. If any holder of a Preferential Purchase Right initially elects to exercise that Preferential Purchase Right, but after the Closing Date, refuses to consummate the purchase of the affected Asset(s), then, subject to the Parties’ respective rights and remedies as to the obligation to consummate the Contemplated Transactions, Buyer shall purchase such Asset(s) for the Allocated Value thereof (subject to the adjustments pursuant to Section 1.5), and the closing of such transaction shall take place on a date that is 10 Business Days following the waiver or expiration of such right; provided that such date is not more than 120 days after the Closing Date. If such holder’s refusal to consummate the purchase of the affected Asset(s) occurs prior to the Closing Date, then, subject to the Parties’ respective rights and remedies as to the obligation to consummate the Contemplated Transactions, Buyer shall purchase the affected Asset(s) at the Closing in accordance with the terms of this Agreement.

(b)               Within 10 days following the Execution Date, Sellers shall deliver all notices necessary to comply with the tag-along rights included in those agreements set forth on Schedule 10.1(b) (the “Tag-Along Agreements”) to the other parties to such Tag-Along Agreements (the “Tag Parties”). To the extent a Tag Party validly exercises its right to participate and sell its respective interests in its Tag-Along Properties (the “Tag Interests”), Buyer agrees to purchase the Tag Interests on the same terms and conditions that it is herein agreeing to purchase the Tag-Along Properties for a cash price determined based on the Allocated Values ascribed thereto (proportionate to the Tag Parties interest) and adjusted in accordance with the terms hereof, and otherwise in accordance with the Tag-Along Agreements, and shall deliver all agreements and instruments required to acquire such Tag Interests, subject to compliance by the Tag Parties with their obligations under the Tag-Along Agreements. Sellers agree to cooperate with Buyer in effecting Buyer’s purchase of any Tag Interests, if applicable, including providing any information reasonably requested by Buyer necessary for Buyer to prepare and deliver the agreements and instruments required to acquire such Tag Interests.

Section 10.2          Consents. Within 10 days following the Execution Date, Sellers shall initiate all procedures and send all notices (on forms reasonably acceptable to Buyer) required to comply with or obtain all Consents required for the transfer of the Assets in accordance with Section 4.5.

(a)               If Sellers fail to obtain any Consent necessary for the transfer of any Asset to Buyer, Sellers’ failure shall be handled as follows:

(i)               If the Consent is not a Required Consent, then the affected Assets shall nevertheless be conveyed at the Closing.

(ii)              If the Asset subject to an unobtained Required Consent is an Asset other than a Property and the Buyer is assigned the Properties to which such Asset relates at Closing, but such Asset is not transferred to Buyer at Closing due to the unwaived Required Consent requirement, such Asset shall be treated as a Retained Asset unless and until conveyed to Buyer in accordance with this Agreement, Sellers shall continue for a period of 180 days after Closing to use commercially reasonable efforts to obtain the Required Consent so that such Asset can be transferred to Buyer upon the receipt of the same, and, if permitted pursuant to applicable Legal Requirements and agreements, such Asset shall be held by Sellers for the benefit of Buyer, Buyer shall pay all amounts due thereunder or with respect thereto, and Buyer shall be responsible for the performance and obligations under or with respect to such Asset to the extent that Buyer has been transferred the Assets necessary for such performance until the applicable Required Consent is obtained.

(iii)              If the Asset subject to an unobtained Required Consent is a Property and the Required Consent is not obtained by Closing, then the Purchase Price shall be adjusted downward by the Allocated Value of the affected Property burdened by such Required Consents, such affected Property shall not be conveyed to Buyer at Closing and shall be treated as Retained Assets unless and until conveyed to Buyer in accordance with this Agreement. Sellers shall continue for a period of 180 days after Closing to use commercially reasonable efforts to obtain the Required Consent so that such Property can be transferred to Buyer upon the receipt of the same.

(b)               Notwithstanding the provisions of Section 10.2(a), if Sellers obtain a Required Consent described in Section 10.2(a)(ii) or Section 10.2(a)(iii), then Sellers, no later than 10 Business Days after such Required Consent is obtained; provided that such date is not more than 180 days after the Closing, shall promptly deliver conveyances of the affected Asset(s) to Buyer and Buyer shall pay to Sellers an amount equal to the Allocated Value of the affected Asset(s) in accordance with wire transfer instructions provided by Sellers (subject to the adjustments set forth in Section 1.5). After such 180 day period, Seller shall be relieved of its obligations under Section 10.2(a) to obtain any Required Consent and such affected Asset(s) shall remain a Retained Asset.

Section 10.3         Title Defects. Buyer shall have the right, but not the obligation, to notify Sellers of Title Defects (“Title Defect Notice(s)”) promptly after the discovery thereof, but in no event later than 5:00 p.m. Central Time on December 12, 2025 (the “Defect Notice Date”). To be effective, each Title Defect Notice shall be in writing and include: (a) a description of the alleged Title Defect and the Well(s) or Well Location(s) (in each case, together with any associated Leases) affected by such alleged Title Defect (each such affected Well or Well Location, individually, a “Title Defect Property”); (b) the Allocated Value of the Title Defect Property; (c) supporting documents reasonably necessary for Sellers to identify and investigate the existence of the alleged Title Defect; (d) Buyer’s preferred manner of curing such Title Defect; and (e) the amount by which Buyer reasonably believes the Allocated Value of the Title Defect Property is reduced by such alleged Title Defect and the computations upon which Buyer’s belief is based (the “Title Defect Value”). To give Sellers an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use commercially reasonable efforts to give Sellers, on a weekly basis prior to the Defect Notice Date, written notice of all alleged Title Defects (as well as any claims that would be claims under the special warranty of Defensible Title set forth in the Instruments of Conveyance) discovered by Buyer during the preceding week; provided, however, that Buyer’s failure to provide such preliminary notice with respect to any Title Defect shall not prejudice or restrict in any respect Buyer’s right to subsequently assert such Title Defect in a Title Defect Notice on or before the Defect Notice Date, nor shall such failure be deemed a Breach of this Agreement. Such written notice may be preliminary in nature and supplemented on or before the Defect Notice Date. Notwithstanding anything in this Agreement to the contrary, and except for the special warranty of Defensible Title in the Instruments of Conveyance, Buyer forever waives, and Sellers shall have no liability for, any and all Title Defects not asserted by a Title Defect Notice meeting all of the requirements set forth in the preceding sentence no later than 5:00 p.m. Central Time on the Defect Notice Date.

Section 10.4          Title Defect Value. The Title Defect Value shall be determined pursuant to the following guidelines, where applicable:

(a)               if the Parties agree on the Title Defect Value, then that amount shall be the Title Defect Value;

(b)               if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Value shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(c)               if the Title Defect represents a discrepancy between: (i) Sellers’ aggregate Net Revenue Interest for a Title Defect Property as to the applicable Target Formation; and (ii) the Net Revenue Interest set forth for such Title Defect Property in Exhibit B, as to the applicable Target Formation, and Sellers’ aggregate Working Interest in such Title Defect Property in Exhibit B as to the applicable Target Formation, is decreased in the same proportion, then the Title Defect Value shall be calculated under the following formula: the product of the Allocated Value of such Title Defect Property affected by said Title Defect, as to the applicable Target Formation, multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest set forth for such Title Defect Property in Exhibit B as to the applicable Target Formation; provided, that, if the Title Defect does not affect the affected Title Defect Property throughout the entire productive life thereof, then the Title Defect Value determined under this Section 10.4(b) shall be reduced to take into account the applicable time period only;

(d)               if the Title Defect represents an obligation or Encumbrance upon or other defect in title to the Title Defect Property of a type not described above, then the Title Defect Value shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Sellers, and such other reasonable factors as are necessary to make a proper evaluation.

Except for Title Defects described in Section 10.4(b), in no event, however, shall the total of the Title Defect Values for all Title Defects related to a particular Title Defect Property exceed the Allocated Value thereof. The Title Defect Value with respect to a Title Defect shall be determined without any duplication of any costs or losses included in any other Title Defect Value under this Agreement or for which Buyer otherwise receives credit in the calculation of the Purchase Price.

Section 10.5         Sellers’ Cure or Contest of Title Defects. Sellers, in their sole discretion, may: (x) elect to exclude at Closing any Title Defect Property (together with any other associated Assets pertaining to such Title Defect Property to the extent and only to the extent such other Assets would not be able to operate in the ordinary course without the excluded Title Defect Property, which will become Retained Assets) affected by an asserted Title Defect(s) if the aggregate of any or all Title Defect Values with respect to such Title Defect Property equals or exceeds 85% of the Allocated Value thereof, and reduce the Purchase Price by the Allocated Value of such Title Defect Property; (y) contest any asserted Title Defect or Buyer’s good faith estimate of the Title Defect Value as described in Section 10.5(c); or (z) seek to cure any asserted Title Defect as described in Section 10.5(a).

(a)               Sellers shall have the right to cure any Title Defect on or before 120 days after the Closing Date (the “Title Defect Cure Period”). Sellers may exercise such cure right by giving written notice to Buyer of their election to cure prior to the Closing Date. During the period of time from Closing to the expiration of the Title Defect Cure Period, Buyer agrees to reasonably cooperate with Sellers, including by giving Sellers reasonable access during normal business hours to all Records in Buyer’s or its Affiliates’ possession or control and by giving Sellers reasonable access to the Assets, to the extent necessary to facilitate Sellers’ attempt to cure any such Title Defects. An election by Sellers to attempt to cure a Title Defect shall be without prejudice to the rights of Sellers under this Section 10.5 or Section 10.14, and shall not constitute an admission against interest or a waiver of Sellers’ right to dispute the existence, nature or value of, or cost to cure, the alleged Title Defect. If Sellers elect to cure and:

(i)                 actually cures the Title Defect (“Cure”), prior to the Closing, then the Asset(s) affected by such Title Defect shall be conveyed to Buyer at the Closing, and no Purchase Price adjustment will be made for such Title Defect; or

(ii)              does not Cure the Title Defect prior to the Closing, then:

(A)             subject to Section 10.5(c): (I) Sellers shall convey the affected Asset to Buyer at Closing; (II) at Closing, Buyer shall deposit the uncured amount of such Title Defect Value (after taking into account, in each case, the De Minimis Title Defect Cost and the Aggregate Defect Deductible), into the defect escrow account established pursuant to the Escrow Agreement (the “Defect Escrow Account”) pending final Cure or resolution of such Title Defect; and (III) within two Business Days following (x) final Cure or resolution of such Title Defect or (y) the expiration of the Title Defect Cure Period, Sellers and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the Title Defect Value (or portion thereof) attributable to any Cure or partial Cure of such Title Defect to Sellers, and the remaining amount of such Title Defect Value (if any) to Buyer, as applicable; or

(B)              if and only if Buyer agrees to this remedy in its sole discretion, Sellers shall convey the affected Asset to Buyer at Closing and indemnify Buyer against all Damages (up to the Allocated Value of the applicable Title Defect Property) resulting from such Title Defect with respect to such Title Defect Property pursuant to an indemnity agreement prepared by Sellers in a form and substance reasonably acceptable to Buyer.

(b)               If Sellers do not elect to Cure the Title Defect, but in all cases subject to Sellers’ continuing right to contest the Title Defect or applicable Title Defect Value attributable thereto, Sellers shall convey the affected Asset to Buyer at the Closing and, subject to Section 10.6, the Purchase Price shall be adjusted downward by the applicable Title Defect Value for such Asset.

(c)               Sellers and Buyer shall attempt in good faith to agree on the existence, extent, cure and Title Defect Value for all Title Defects on or prior to the Closing Date (and shall continue such efforts to the extent disputes extend past the Closing Date). Representatives of the Parties, knowledgeable in title matters, shall meet during the Title Defect Cure Period for this purpose. However, either Sellers, on the one hand, or Buyer, on the other hand, may, at any time prior to the earlier of (x) the end of the Title Defect Cure Period and (y) the date of the final resolution of the applicable Title Defect under this Agreement, submit any disputed Title Defect or the Title Defect Value to arbitration in accordance with the procedures set forth in Section 10.14. If a contested Title Defect cannot be resolved prior to Closing, except as otherwise provided in this Agreement: (i) the Asset affected by such Title Defect shall nevertheless be conveyed to Buyer at the Closing; (ii) at Closing, Buyer shall deposit an amount equal to the Title Defect Value set forth in the Title Defect Notice for such contested Title Defect for such Asset (the “Disputed Title Amount”), after taking into account the De Minimis Title Defect Cost and the Aggregate Defect Deductible, into the Defect Escrow Account pending final resolution of such contested Title Defect; and (iii) within two Business Days following final resolution of such contested Title Defect in accordance with Section 10.14, Sellers and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the Disputed Title Amount to Sellers or Buyer, as applicable.

Section 10.6          Limitations on Adjustments for Title Defects. Notwithstanding the provisions of Section 10.3, Section 10.4 and Section 10.5, Sellers shall not be obligated to adjust the Purchase Price to account for uncured or disputed Title Defects unless and until the sum of: (x) the aggregate Title Defect Values of all individual uncured or disputed Title Defects (after taking into account any offsetting Title Benefit Values) (the “Aggregate Title Defect Value”), plus (y) the Aggregate Environmental Defect Value, exceeds the Aggregate Defect Deductible, and then only to the extent such amount exceeds the Aggregate Defect Deductible. In addition, Buyer shall have no recourse under this Agreement for any individual Title Defect if the Title Defect Value for such Title Defect is less than the De Minimis Title Defect Cost (which value shall not be considered in calculating the Aggregate Title Defect Value), it being understood and agreed by the Parties that if a single, discrete Title Defect (rather than the same type or category of Title Defect) affects or burdens multiple Title Defect Properties, such Title Defect shall be subject to a single De Minimis Title Defect Cost as to all Assets burdened by such Title Defect. For the avoidance of doubt, if Sellers retain any Asset(s) related to any Title Defect pursuant to Section 10.5, then: (x) the Purchase Price shall be reduced by the Allocated Value of such retained Asset(s); and (y) the Title Defect Value(s) for any Title Defect relating to such retained Asset(s) will not be counted towards the Aggregate Title Defect Value.

Section 10.7          Title Benefits.

(a)               If Sellers discover any right, circumstance or condition that operates (i) to increase the Net Revenue Interest as to the Target Formation for any Well or Well Location above that shown in Exhibit B to the extent the same does not cause a greater than proportionate increase in Sellers’ Working Interest above that in Exhibit B for such Well or Well Location, or (ii) to decrease the aggregate Working Interest of Sellers as to the Target Formation for any Well or Well Location below that shown in Exhibit B for such Well or Well Location, and such decrease in Working Interest is proportionately greater than any corresponding decrease in Sellers’ aggregate Net Revenue Interest therein as shown in Exhibit B for such Well or Well Location (each, a “Title Benefit”), then Sellers shall, from time to time and without limitation, have the right, but not the obligation, to give Buyer written notice of any such Title Benefits (a “Title Benefit Notice”), as soon as practicable but not later than 5:00 p.m. Central Time on the Defect Notice Date, setting forth (i) a description of the alleged Title Benefit and Well or Well Location impacted by such alleged Title Benefit (each Well or Well Location, a “Title Benefit Property”), (ii) the Allocated Value of the Title Benefit Property, (y) to the extent available, supporting documents reasonably necessary for Buyer to identify and investigate the alleged Title Benefit and (z) the amount by which Sellers reasonably believe the Allocated Value of the Title Benefit Property is increased by such alleged Title Benefit and the computations upon which Sellers’ belief is based (the “Title Benefit Value”). Buyer shall also use commercially reasonable efforts to promptly furnish Sellers with written notice of any Title Benefit (including a description of such Title Benefit and the applicable Title Benefit Property(ies)) of which Buyer obtains Knowledge from one of Buyer’s or any of its Affiliates’ Representatives, employees, title attorneys, landmen or other title examiners; provided, that the failure of Buyer to do so shall not constitute a breach for any purposes of this Agreement. Sellers forever waive any Title Benefit not asserted by a Title Benefit Notice meeting all of the requirements set forth in the preceding sentence in all material respects on or before 5:00 p.m. Central Time on the Defect Notice Date. The Title Benefit Value of any Title Benefit shall be determined by the following methodology, terms and conditions (without duplication): (A) if the Parties agree on the Title Benefit Value, then that amount shall be the Title Benefit Value; (B) if the Title Benefit represents a discrepancy between (1) Sellers’ aggregate Net Revenue Interest for any Title Benefit Property as to the applicable Target Formation and (2) the Net Revenue Interest set forth for such Title Benefit Property in Exhibit B as to the applicable Target Formation, then the Title Benefit Value shall be the product of the Allocated Value of such Title Benefit Property, multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest set forth for such Title Benefit Property in Exhibit B as applicable, as to the applicable Target Formation; and (C) if the Title Benefit is of a type not described above, then the Title Benefit Value shall be determined by taking into account the Allocated Value of the Title Benefit Property, the portion of such Title Benefit Property affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Title Benefit Property, the values placed upon the Title Benefit by Buyer and Sellers and such other reasonable factors as are necessary to make a proper evaluation.

(b)               Sellers and Buyer shall attempt in good faith to agree on the existence and Title Benefit Value for all Title Benefits on or before the end of the Title Defect Cure Period. If Buyer agrees with the existence of the Title Benefit and Sellers’ good faith estimate of the Title Benefit Value, then as Sellers’ sole and exclusive remedy, such amount will only be used to offset the amount of any adjustment to the Purchase Price attributable to any Title Defects. If the Parties cannot reach agreement by the end of the Title Defect Cure Period, the Title Benefit or the Title Benefit Value in dispute shall be submitted to arbitration in accordance with the procedures set forth in Section 10.14. If a contested Title Benefit cannot be resolved prior to the Closing, Sellers shall convey the affected Asset to Buyer and Buyer shall pay for the Asset at the Closing in accordance with this Agreement as though there were no Title Benefits; provided, however, if the Title Benefit contest results in a determination that a Title Benefit exists, then the applicable Title Benefit Value as determined in such contest shall be applicable to offset and reduce any adjustment to the Purchase Price in respect of any Title Defects.

Section 10.8         Exclusive Remedies. Except for the special warranty of Defensible Title in the Instruments of Conveyance and Sellers’ representations and warranties in Article 2, and without limiting Buyer’s remedies for Title Defects set forth in this Article 10, Sellers make no warranty or representation, express, implied, statutory or otherwise with respect to Sellers’ title to any of the Assets, and Buyer acknowledges and agrees that Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets: (a) before Closing, shall be as set forth in Section 10.5 or if applicable, Section 8.1(h); and (b) after Closing, shall be pursuant to the special warranty of Defensible Title in the Instruments of Conveyance and Section 9.2. Buyer shall not be entitled to protection under Sellers’ special warranty of Defensible Title in the Instruments of Conveyance against any Title Defect reported by Buyer under Section 10.3. In addition, Buyer shall not be entitled to recovery under this Section 10.8 or the special warranty of Defensible Title in the Instruments of Conveyance for any matter for which Buyer has actually and fully recovered all Damages pursuant to an indemnity claim asserted a breach by Sellers of Sellers’ representations and warranties in Article 2.

Section 10.9         Environmental Defect Notice. Buyer shall notify Sellers in writing of any Environmental Defect (an “Environmental Defect Notice”) in no event later than 5:00 p.m. Central Time on the Defect Notice Date. To give Sellers an opportunity to commence reviewing and curing alleged Environmental Defects asserted by Buyer, Buyer shall use commercially reasonable efforts to give Sellers, on or before the end of each calendar week prior to the Defect Notice Date, written notice of all alleged Environmental Defects discovered by Buyer during such calendar week, which notice may be preliminary in nature and supplemented prior to the Defect Notice Date, provided that Buyer’s right to assert an Environmental Defect pursuant to this Article 10 shall not be prejudiced by any failure to provide such preliminary notice. To be effective, an Environmental Defect Notice shall include: (a) the Asset(s) affected by the alleged Environmental Defect (each such Asset, individually an “Environmental Defect Property”); (b) a reasonably detailed description of the alleged Environmental Defect and the basis for such assertion under the terms of this Agreement; (c) Buyer’s good faith estimate of the Environmental Defect Value with respect to such Environmental Defect and a description of the calculation thereof; and (d) all documentation relied upon by Buyer and reasonably necessary for Sellers to identify and investigate Buyer’s claim and calculation of the Environmental Defect Value. Notwithstanding anything in this Agreement to the contrary, except for Buyer’s rights under Article 9 for breaches of Sellers’ representations and warranties in Section 2.14 and Section 2.15 and for Specified Liabilities, Buyer forever waives any claims against Sellers for Environmental Liabilities, Environmental Conditions and Environmental Defects not asserted by an Environmental Defect Notice meeting all of the requirements set forth in the preceding sentence no later than 5:00 p.m. Central Time on the Defect Notice Date.

Section 10.10      Sellers’ Cure or Contest of Environmental Defects. Sellers, in their sole discretion, (x) may contest any asserted Environmental Defect or Buyer’s good faith estimate of the Environmental Defect Value as described in Section 10.10(b) or (y) may seek to remediate or cure any asserted Environmental Defect to the extent of the Lowest Cost Response as described in Section 10.10(a).

(a)               Sellers shall have the right, but not the obligation, to remediate or cure an Environmental Defect to the extent of the Lowest Cost Response on or before the Closing Date. Sellers may exercise such remediation or cure right by giving written notice to Buyer to that effect prior to the Closing Date. If Sellers elect to pursue remediation or cure and:

(i)                 complete a Complete Remediation of an Environmental Defect prior to the Closing Date, the affected Environmental Defect Property(ies) shall be included in the Assets conveyed at Closing, and no Purchase Price adjustment will be made for such Environmental Defect;

(ii)              do not complete a Complete Remediation prior to the Closing, then Sellers shall convey the affected Environmental Defect Property(ies) to Buyer and the Purchase Price shall be reduced by an amount equal to the remaining Environmental Defect Value for such Asset(s) (taking into account Sellers’ partial remediation or cure of such Environmental Defect, if any, and taking into account the De Minimis Environmental Defect Cost and the Aggregate Defect Deductible).

(b)               Sellers and Buyer shall attempt to agree on the existence and Environmental Defect Value of all Environmental Defects. Representatives of the Parties, knowledgeable in environmental matters, shall meet for this purpose. However, a Party may at any time prior to the final resolution of the applicable Environmental Defect under this Agreement elect to submit any disputed item to arbitration in accordance with the procedures set forth in Section 10.14. If a contested Environmental Defect cannot be resolved prior to the Closing, (i) the affected Environmental Defect Property(ies) (together with any other Assets appurtenant thereto) shall be included with the Assets conveyed to Buyer at Closing; (ii) at Closing, Buyer shall deposit an amount equal to the estimated Environmental Defect Value set forth in the Environmental Defect Notice for such contested Environmental Defect (the “Disputed Environmental Amount”), after taking into account the Aggregate Defect Deductible and the De Minimis Environmental Defect Cost, into the Defect Escrow Account pending final resolution of such contested Environmental Defect; and (iii) within two Business Days following final resolution of such contested Environmental Defect in accordance with Section 10.14, Sellers and Buyer shall execute and deliver a joint written instruction to the Escrow Agent to release the Disputed Environmental Amount to Sellers or Buyer, as applicable.

Section 10.11        Limitations. Notwithstanding the provisions of Section 10.9 and Section 10.10, no adjustment to the Purchase Price for Environmental Defect Values shall be made and no other remedy for Environmental Defects under Section 10.10 shall be available unless and until the sum of (x) the aggregate value of all Environmental Defect Values (the “Aggregate Environmental Defect Value”), plus (y) the Aggregate Title Defect Value, exceeds the Aggregate Defect Deductible, and then only to the extent such amount exceeds the Aggregate Defect Deductible. In addition, Buyer shall have no recourse under this Agreement for any individual Environmental Defect if the Environmental Defect Value for such Environmental Defect is less than the De Minimis Environmental Defect Cost (which value shall not be considered in calculating the Aggregate Environmental Defect Value); provided however, that if an Environmental Defect which constitutes the same permitting deficiency and not a physical condition affects multiple Assets (e.g., the failure to obtain the same types of permits required under applicable Environmental Laws or prepare and file the same types of plans or reports), then the Environmental Defect Values associated with each such Environmental Defect that is common across multiple Assets may be aggregated for purposes of meeting the De Minimis Environmental Defect Cost and the Aggregate Environmental Defect Value.

Section 10.12       Exclusive Remedies. Notwithstanding anything in this Agreement to the contrary, except for Buyer’s rights under Article 9 for breaches of Sellers’ representations and warranties in Section 2.14 and Section 2.15 and for Specified Liabilities, the rights and remedies granted to Buyer in this Article 10, and, if applicable, Section 8.1(h), are the exclusive rights and remedies against Sellers related to any Environmental Liability, Environmental Condition, Environmental Defect or Damages related thereto. Buyer expressly waives, and releases Seller Group from, any and all other rights and remedies it may have under Environmental Laws against Sellers regarding Environmental Liabilities, Environmental Conditions and Environmental Defects whether for contribution, indemnity or otherwise. The foregoing is a specifically bargained for allocation of risk among the Parties, which the Parties agree and acknowledge satisfies the express negligence rule and is conspicuous.

Section 10.13        Casualty Loss and Condemnation. If, after the Execution Date but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty (not including normal wear and tear, downhole mechanical failure or reservoir changes) or if any portion of the Properties are taken by condemnation or under the right of eminent domain (a “Casualty Loss”), this Agreement shall remain in full force and effect, Sellers shall use commercially reasonable efforts to mitigate all Damages caused by such Casualty Loss, Buyer shall nevertheless be required to close the Contemplated Transactions and, at Closing: (i) if the loss as a result of such Casualty Loss is less than $1,000,000 (net to Sellers’ collective interest), then Sellers shall: (A) assign the Assets affected by such Casualty Loss to Buyer in their condition after such Casualty Loss; (B) pay to Buyer all sums actually paid or credited to Sellers by Third Parties by reason of any Casualty Loss insofar as with respect to the Assets; and (C) assign, transfer and set over to Buyer or subrogate Buyer to all of Sellers’ or its Affiliates’ right, title and interest (if any) in insurance claims, unpaid awards, and other rights against Third Parties arising out of such Casualty Loss insofar as with respect to the Assets; and (ii) if the loss as a result of such Casualty Loss is equal to or greater than $1,000,000 (net to Sellers’ collective interest), then Sellers shall, at its sole election by written notice to Buyer prior to Closing, either (A) cause the affected Assets to be repaired or replaced to at least the condition of such affected Asset prior to the applicable Casualty Loss, at Sellers’ sole cost as promptly as practicable (which work may extend beyond the Closing Date) or replace, or (B) unless excluded pursuant to other provisions of this Agreement, assign the Assets affected by such Casualty Loss to Buyer at Closing in their condition after such Casualty Loss, in which case Sellers shall pay to Buyer all sums actually paid or credited to Sellers by Third Parties by reason of any such Casualty Loss with respect to the Assets and the Purchase Price shall be reduced at Closing by an amount equal to the difference between (x) the lesser of (1) the reasonable cost for repair or replacement of the affected Assets and (2) the Allocated Value of the affected Assets and (y) the amount paid to Buyer from Sellers pursuant to subclause (B) above. Sellers shall reserve and retain all right, title, interest and claims against Third Parties for the recovery of Sellers’ costs and expenses incurred prior to Closing in repairing such Casualty Loss or pursuing or asserting any such insurance claims, unpaid awards or other rights.

Section 10.14        Expert Proceedings.

(a)               Each Title Defect dispute, Title Benefit dispute or Environmental Defect dispute referred to in this Section 10.14 (each, a “Disputed Matter”) shall be conducted in accordance with the Commercial Arbitration Rules of the AAA as supplemented to the extent necessary to determine any procedural appeal questions by the Federal Arbitration Act (Title 9 of the United States Code), but only to the extent that such rules do not conflict with the terms of this Section 10.14. Any notice from one Party to the other referring a dispute to this Section 10.14 shall be referred to in this Agreement as an “Expert Proceeding Notice”.

(b)               The arbitration shall be held before a one-member arbitration panel (the “Expert”), mutually agreed upon by the Parties. The Expert must: (i) be a neutral party who has never been an officer, director or employee of or performed material work for a Party or any Party’s Affiliate within the preceding five-year period; and (ii) agree in writing to keep strictly confidential the specifics and existence of the dispute as well as all proprietary records of the Parties reviewed by the Expert in the process of resolving such dispute. The Expert must have not less than 10 years’ experience as a lawyer in the State where the Assets giving rise to the Disputed Matter are located with experience in exploration and production title or environmental matters. If disputes exist with respect to both title and environmental matters, the Parties may mutually agree to conduct separate arbitration proceedings with the title disputes and environmental disputes being submitted to separate Experts. If, within five Business Days after delivery of an Expert Proceeding Notice, the Parties cannot mutually agree on an Expert, then within seven Business Days after delivery of such Expert Proceeding Notice, each Party shall provide the other with a list of three acceptable, qualified experts; Within 10 Business Days after delivery of such Expert Proceeding Notice, the Parties shall each separately rank from one through six in order of preference each proposed expert on the combined lists, with a rank of one being the most preferred expert and the rank of six being the least preferred expert, and provide their respective rankings to the local office of the AAA where the Assets giving rise to the Disputed Matter are located. Based on those rankings, the AAA will appoint the expert with the combined lowest numerical ranking to serve as the Expert for the Disputed Matters. If the rankings result in a tie or the AAA is otherwise unable to determine an Expert using the Parties’ rankings, the AAA will appoint an arbitrator from one of the Parties’ lists as soon as practicable upon receiving the Parties’ rankings.

(c)               Within five Business Days following the receipt by either Party of the Expert Proceeding Notice, the Parties will exchange their written description of the proposed resolution of the Disputed Matters. Provided that no resolution has been reached, within five Business Days following the selection of the Expert, the Parties shall submit to the Expert the following: (i) this Agreement, with specific reference to this Section 10.14 and the other applicable provisions of this Article 10; (ii) Buyer’s written description of the proposed resolution of the Disputed Matters, together with any relevant supporting materials; (iii) Sellers’ written description of the proposed resolution of the Disputed Matters, together with any relevant supporting materials; and (iv) the Expert Proceeding Notice.

(d)               The Expert shall make its determination by written decision within 15 days following receipt of the materials described in Section 10.14(c) above (the “Expert Decision”). The Expert Decision with respect to the Disputed Matters shall be limited to the selection of the single proposal for the resolution of the aggregate Disputed Matters proposed by a Party that best reflects the terms and provisions of this Agreement; i.e., the Expert must select either Buyer’s proposal or Sellers’ proposal for resolution of the aggregate Disputed Matters.

(e)               The Expert Decision shall be final and binding upon the Parties, without right of appeal, absent manifest error. In making its determination, the Expert shall be bound by the rules set forth in this Article 10. The Expert may consult with and engage disinterested Third Parties to advise the Expert but shall disclose to the Parties the identities of such consultants. Any such consultant shall not have worked as an employee or consultant for either Party or its Affiliates during the five-year period preceding the arbitration nor have any financial interest in the dispute.

(f)                The Expert shall act as an expert for the limited purpose of determining the specific matters submitted for resolution in this Agreement and shall not be empowered to award damages, interest or penalties to either Party with respect to any matter. Each Party shall bear its own legal fees and other costs of preparing and presenting its case. All costs and expenses of the Expert shall be borne by the non-prevailing Party in any such arbitration proceeding.

Article 11
EMPLOYEE MATTERS

Section 11.1         Available Employees’ Offers and Post-Closing Date Employment. Within five Business Days of the Execution Date, Sellers shall deliver to Buyer a schedule that includes a list of all Available Employees who are primarily engaged in the operation or management of the Assets (the “Employee Letter”). The Employee Letter shall include the name, job title, active/leave status, start date and annual salary or hourly wage rate of each such Available Employee. Beginning on the Execution Date and no later than 7 Business Days prior to the Closing Date (with such date to be mutually agreed upon by Buyer and Seller), Seller shall permit Buyer or its Affiliate to interview any Available Employees for purposes of potential employment with Buyer or its Affiliate. Buyer in its sole discretion, may make, or cause its Affiliate to make, offers of employment to one or more of the Available Employees identified in the Employee Letter on terms consistent with this Agreement (including this Section 11.1). No later than 7 Business Days prior to the Closing Date, Buyer shall provide Seller, in writing, a list of those Available Employees to whom Buyer or its Affiliate intends to make offers of employment. Such offers will be effective as of the Closing Date (“Employment Date”) and will be on terms and conditions determined in Buyer’s sole discretion. Any Available Employees who receive and accept such offers and commence employment with Buyer or an Affiliate of Buyer on or after the Employment Date are referred to individually and collectively as “Continuing Employees”. Buyer shall comply with all applicable Legal Requirements with respect to the hiring of Continuing Employees.

Section 11.2         Non-Solicitation. For a period of four months after (and including) the Closing Date, Buyer shall not, and shall cause its Affiliates not to, without the prior written consent of Sellers, directly or indirectly, solicit for employment, employ or hire any Available Employee who does not become a Continuing Employee; provided, that the foregoing shall not prohibit solicitations through general advertising or other general solicitation, including through the use of a recruitment agency, in each case, not targeted specifically at such Persons.

Section 11.3         No Third-Party Beneficiary Rights. Nothing in this Agreement, expressed or implied, shall confer upon any Available Employees (or any of their beneficiaries or alternate payees) or any other Person (other than the Parties) any rights or remedies (including any right to employment or continued employment, or any right to compensation or benefits for any period) of any nature or kind whatsoever, under or by reason of this Agreement or otherwise. In addition, the provisions of this Article 11 are for the sole benefit of the Parties and are not for the benefit of any Third Party.

Article 12
GENERAL PROVISIONS

Section 12.1          Records. As soon as reasonably practicable after Closing, but in any event no later than 30 days following the Closing Date, Sellers, at Buyer’s cost and expense, shall deliver originals of all Records (if originals are maintained in such format by Sellers) to Buyer (FOB Sellers’ offices); provided, that, all Records in electronic format will be delivered on or within three Business Days after the Closing Date. With respect to any original Records delivered to Buyer: (a) Sellers shall be entitled to retain copies of such Records; and (b) Buyer shall retain any such original Records for at least seven years beyond the Closing Date, during which seven-year period Sellers shall be entitled to obtain access to such Records, at reasonable business hours and upon prior written notice to Buyer, so that Sellers may make copies of such originals, at its own expense, as may be reasonable or necessary for Tax purposes or in connection with any Proceeding or Threatened Proceeding against Sellers or their Affiliate.

Section 12.2          Expenses.

(a)               Except as otherwise expressly provided in this Agreement, each Party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, Representatives, counsel and accountants. Except for any expert proceeding pursuant to Section 10.14 or Section 1.5(d) (which will be governed by the terms of such provisions), the prevailing Party in any Proceeding brought under or to enforce this Agreement, shall be entitled to recover court costs and arbitration costs, as applicable, and reasonable attorneys’ fees from the non-prevailing Party or Parties, in addition to any other relief to which such Party is entitled.

(b)               All Transfer Taxes and all required documentary, filing and recording fees and expenses in connection with the filing and recording of the Instruments of Conveyance, conveyances or other instruments of conveyance required to convey title to the Assets to Buyer shall be borne by Buyer. Buyer shall file any required Tax Returns required to be filed in connection with such Tax Returns and shall provide copies of all Tax Returns pursuant to this Section 12.2(b) to Seller as soon as reasonably practicable after filing. The Parties shall cooperate in good faith in the preparation of all required filings to minimize, to the extent permissible under applicable law, the amount of any such Transfer Taxes.

(c)               In general, Sellers shall be allocated and bear, all Asset Taxes for: (i) any Tax period ending prior to the Effective Time; and (ii) the portion of any Straddle Period ending prior to the Effective Time. If Buyer becomes entitled, pursuant to Section 1.5(e), to any amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets with respect to any Tax period (or portion of any Straddle Period) ending prior to the Effective Time, Buyer shall be allocated, be responsible for and bear all Asset Taxes attributable to the production of such Hydrocarbons or the receipt of proceeds therefrom notwithstanding that such Hydrocarbons were produced prior to the Effective Time. All Asset Taxes attributable to: (i) any Tax period ending on or after the Effective Time; and (ii) the portion of any Straddle Period beginning at the Effective Time shall be allocated to and borne by Buyer. For purposes of determining the allocation of Asset Taxes between the Parties for any Straddle Period: (A) Asset Taxes that are attributable to the severance or production of Hydrocarbons (other than Asset Taxes described in clause (C) below) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred; (B) Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Asset Taxes described in clauses (A) or (C)) shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred; and (C) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis with respect to a Straddle Period shall be allocated pro rata per day between the portion of the Straddle Period ending immediately prior to the Effective Time (which will be the Sellers’ responsibility) and the portion of the Straddle Period beginning at the Effective Time (which will be the Buyer’s responsibility). For purposes of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the portion of the Straddle Period ending immediately prior to the Effective Time and the portion of the Straddle Period beginning at the Effective Time. To the extent the actual amount of any Asset Taxes described in this Section 12.2(c) is not determinable at Closing or the Final Settlement Date, Buyer and Sellers shall utilize the most recent information available in estimating the amount of such Asset Taxes for purposes of Section 1.3 or Section 1.5, as applicable. Upon determination of the actual amount of such Asset Taxes, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Taxes that is allocable to such Party under this Section 12.2(c). Any allocation of Asset Taxes between the Parties shall be in accordance with this
Section 12.2(c).

(d)               After the Closing Date, Buyer shall: (i) be responsible for paying any Asset Taxes for any: (A) Tax period that ends before the Effective Time or (B) Straddle Period, in each case, that become due and payable after the Closing Date and shall file with the appropriate Governmental Body any and all Tax Returns required to be filed after the Closing Date with respect to such Asset Taxes; (ii) submit each such Tax Return to Sellers for their review and comment at least 10 Business Days prior to the due date therefor; and (iii) timely file any such Tax Return, incorporating any reasonable comments received from Sellers prior to the due date therefor. The Parties agree that: (1) this Section 12.2(d) is intended to solely address the timing and manner in which certain Tax Returns relating to Asset Taxes are filed and the Asset Taxes shown thereon are paid to the applicable Governmental Body; and (2) nothing in this Section 12.2(d) shall be interpreted as altering the manner in which Asset Taxes are allocated to and economically borne by the Parties (except for any penalties, interest or additions to Tax imposed as a result of any breach by Buyer of its obligations under this Section 12.2(d), which shall be borne by Buyer).

(e)               Buyer and Sellers agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes attributable to the Assets, including access to books and records and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement, as is reasonably necessary for: (i) the filing of all Tax Returns by Buyer or each Seller; (ii) the making of any election relating to Taxes; (iii) the preparation for any audit by any taxing authority; and (iv) the prosecution or defense of any claim, suit or Proceeding relating to any Tax attributable to the Assets. Buyer and Sellers agree to: (x) retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until 60 days after the expiration of the statute of limitations of the respective Tax periods (taking into account any extensions thereof); and (y) abide by all record retention agreements entered into with any taxing authority.

(f)                Sellers shall be entitled to any and all refunds, claims and credits with respect to Asset Taxes allocated to Sellers pursuant to Section 12.2(c). Buyer shall be entitled to any and all refunds, claims or credits with respect to Asset Taxes allocated to Buyer pursuant to Section 12.2(c). If a Party or its Affiliate receives a refund or credit for Asset Taxes to which the other Party is entitled pursuant to this Section 12.2(f), the first Party shall promptly pay such amount to the other Party, net of any reasonable out-of-pocket costs or expenses incurred by the first Party in procuring such refund.

(g)               If, after the Closing Date, Buyer receives notice of an audit or administrative or judicial proceeding with respect to any Asset Tax or Tax Return with respect to Asset Taxes related to any Tax period ending prior to the Effective Time or any Straddle Period (in each case, a “Tax Contest”), Buyer shall notify Sellers within 10 Business Days of receipt of such notice; provided, that the failure of Buyer to give notice of a Tax Contest as provided in this Section 12.2(g) shall not relieve any Seller of its obligations under this Agreement except to the extent that such Seller shall have been actually and materially prejudiced as a result of such failure. Sellers shall have the option, at Sellers’ sole cost and expense, to assume control, in lieu of Buyer, of any Tax Contest exclusively related to any Tax period ending prior to the Effective Time. Sellers may exercise such option by providing written notice to Buyer within 15 Business Days of receiving notice of such a Tax Contest from Buyer. Buyer shall otherwise be entitled to control any Tax Contest. The Party that is in control of any Tax Contest pursuant to the terms of this Section 12.2(g) shall: (i) keep the non-controlling Party reasonably informed of the progress of such Tax Contest; (ii) permit the non-controlling Party (or the non-controlling Party’s counsel) to participate, at the non-controlling Party’s sole cost and expense, in such Tax Contest, including in meetings with the applicable Governmental Body; and (iii) not settle, compromise or concede any portion of such Tax Contest without the prior written consent of the non-controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 12.3     Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by electronic mail (“e-mail”) with receipt acknowledged, with the receiving Party affirmatively obligated to promptly acknowledge receipt; or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate recipients, addresses, and e-mail addresses set forth on Schedule 12.3 (or to such other recipients or addresses as a Party may from time to time designate by notice to the other Party).

Section 12.4          Governing Law; Jurisdiction; Service of Process; Jury Waiver. Subject to the following sentence, this Agreement and any claim, controversy or dispute arising under or related to this Agreement or the Contemplated Transactions or the rights, duties and the legal relations among the Parties and thereto shall be governed and construed in accordance with the laws of the State of Texas, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. Any matters related to real property shall be governed by the laws of the state where such real property is located, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. Without limiting the parties’ agreement to arbitrate in Section 10.14 or the dispute resolution procedures provided in Section 1.5(d) and Section 10.14 with respect to disputes arising thereunder or properly subject thereto, the Parties consent to the exercise of jurisdiction in personam by the federal courts of the united states located in Houston, Texas or the state courts located in Houston, Texas for any action arising out of this Agreement, any Transaction Documents or any Contemplated Transaction or transaction contemplated by any Transaction Documents. All actions or proceedings with respect to, arising directly or indirectly in connection with, out of, related to, or from this Agreement, any Transaction Documents or any Contemplated Transaction or transaction contemplated by any Transaction Documents shall be exclusively litigated in such courts described above having sites in Houston, Texas. Each Party irrevocably submits to the jurisdiction of such courts solely in respect of any proceeding arising out of or related to this agreement. Each Party voluntarily, intentionally and irrevocably waives, to the fullest extent permitted by applicable Legal Requirements, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement, any Transaction Documents or any Contemplated Transaction or transaction contemplated by any Transaction Documents. The parties further agree, to the fullest extent permitted by law, that a final and nonappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. To the extent that a Party or any of its Affiliates has acquired, or following the Execution Date may acquire, any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Party (on its own behalf and on behalf of its Affiliates) irrevocably: (i) waives such immunity in respect of its obligations with respect to this Agreement; and (ii) submits to the personal jurisdiction of any court described in this Section 12.4.

Section 12.5          Further Assurances. The Parties agree to: (a) furnish upon request to each other such further information; (b) execute, acknowledge and deliver to each other such other documents; and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 12.6         Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by either Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. No course of dealing on the part of any Party or their respective officers, employees, agents or representatives shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. To the fullest extent permitted by applicable Legal Requirement: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 12.7         Entire Agreement and Modification. This Agreement supersedes all prior discussions, communications and agreements (whether oral or written) between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended or otherwise modified except by a written agreement executed by both Parties expressly stating that it is intended to serve as such an amendment or modification. No representation, promise, inducement or statement of intention with respect to the subject matter of this Agreement has been made by any Party that is not embodied in this Agreement together with the documents, instruments and writings that are delivered pursuant to this Agreement, and no Party shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. In the event of a conflict between the terms and provisions of this Agreement and the terms and provisions of any Schedule or Exhibit, the terms and provisions of this Agreement shall govern, control and prevail.

Section 12.8         Assignments, Successors and No Third-Party Rights. Neither Party may assign any of its rights, liabilities, covenants or obligations under this Agreement without the prior written consent of the other Party (which consent may be granted or denied at the sole discretion of the other Party). Any assignment made without such consent shall be void. Any assignment made with such consent nevertheless shall not relieve the assigning Party of any of its obligations under this Agreement without the prior written consent of the other Party(ies); provided, that no consent shall be required in the case of a collateral assignment for security purposes to Buyer’s lenders, and that Buyer may assign all or a portion of this Agreement to one or more Affiliates without Sellers’ consent, provided, further, that Buyer and any such permitted Affiliate transferee shall remain jointly and severally liable for any and all of Buyer’s obligations under this Agreement. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties or any other agreement contemplated herein (and Buyer Group and Seller Group who are entitled to indemnification under Article 9), any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; provided, that, the No-Recourse Parties shall be express Third Party beneficiaries with respect to the terms of Section 12.15. Subject to the preceding sentence, this Agreement, and any other agreement contemplated herein, and all provisions and conditions hereof and thereof, are for the sole and exclusive benefit of the Parties and such other agreements (and Buyer Group and Seller Group who are entitled to indemnification under Article 9), and their respective successors and permitted assigns.

Section 12.9          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

Section 12.10        Article and Section Headings, Construction. The headings of Sections, Articles, Exhibits and Schedules in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Section,” “Article,” “Exhibit,” or “Schedule” refer to the corresponding Section, Article, Exhibit or Schedule of this Agreement. Unless expressly provided to the contrary, the words “hereunder,” “hereof,” “herein,” and words of similar import are references to this Agreement as a whole and not any particular Section, Article, Exhibit, Schedule or other provision of this Agreement. Each definition of a defined term in this Agreement shall be equally applicable both to the singular and the plural forms of the term so defined. All words used in this Agreement shall be construed to be of such gender or number, as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms and (in its various forms) means including without limitation. The word “or” means and includes “and/or” unless the context requires otherwise. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms of such Contract and this Agreement. Unless otherwise expressly provided in this Agreement, any statute or Legal Requirement defined or referred to in this Agreement means such statute or Legal Requirement as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, and all rules or regulations promulgated under such statute or Legal Requirement. The terms “dollars” or “$” mean dollars in the lawful currency of the United States of America. Each accounting term not defined in this Agreement, and each accounting term partly defined in this Agreement to the extent not defined, will have the meaning given to it under GAAP and COPAS, as in effect on the Execution Date. The terms “day” and “days” mean and refer to calendar day(s). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Wherever in this Agreement there is a consent right of a Party or a reference to the “satisfaction” or “sole discretion” of a Party, such Party shall be entitled to consider solely its own interests (and not the interests of any other Person) or, at its sole election, any such other interests and factors as such Party desires. Each Party has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the Contemplated Transactions. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. This Agreement shall not be construed against either Party, and no consideration shall be given or presumption made on the basis of who drafted this Agreement or any particular provision of this Agreement or who supplied the form of Agreement.

Section 12.11       Counterparts. This Agreement may be executed and delivered (including by e-mail transmission) in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

Section 12.12        Press Release, News Media and External Statements; Confidentiality.

(a)               From and after the Execution Date, neither Party shall (and shall direct its Affiliates and Representatives not to) make or issue any press release or other public announcement regarding the existence of this Agreement, the contents of this Agreement or the Contemplated Transactions without the other Party’s prior written consent (collectively, the “Public Announcement Restrictions”). The Public Announcement Restrictions shall not restrict disclosures to the extent: (i) made to Governmental Bodies or Third Parties holding Preferential Purchase Rights, rights of Consents or other similar rights of Governmental Bodies or Third Parties that are applicable to the Contemplated Transaction, in each case, as and only to the extent actually necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents; (ii) required by applicable securities or other Legal Requirements or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates; or (iii) made to a Party’s respective Representatives who have a need to know such information and are subject to confidentiality restrictions that are no less stringent than those set forth in this Agreement or the Confidentiality Agreement. At least two Business Days prior to issuing or making any press release or any other public announcement or statement, in any form of media concerning this Agreement (or otherwise disclosing the terms of this Agreement) or the Contemplated Transactions, in each case, in accordance with this Section 12.12(a), the publishing Party shall provide the non-publishing Party with such release, announcement or disclosure and shall consider in good faith any comments requested by the non-publishing Party. Sellers and Buyer shall each be liable for the compliance of their respective Affiliates with the terms of this Section 12.12(a).

(b)               The terms of the Confidentiality Agreement are incorporated by reference, and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing. The Confidentiality Agreement shall terminate at Closing. In the event a provision contained in the Confidentiality Agreement conflicts with a provision contained in this Agreement, the provision contained in this Agreement shall control.

Section 12.13       Name Change; Removal of Sellers Marks. As promptly as practicable, but in any event within sixty (60) days after the Closing Date, Buyer shall eliminate, remove or paint over the use of the name “Amplify” and variants thereof from the Assets. Except with respect to such grace period for eliminating the existing usage, Buyer shall have no right to use any logos, trademarks or trade names belonging to Sellers or any of their Affiliates. Buyer shall be solely responsible for any direct or indirect costs or expenses resulting from the change in use of name and any resulting notification or approval requirements.

Section 12.14       Appendices, Exhibits and Schedules. All of the Appendices, Exhibits and Schedules referred to in this Agreement are incorporated into this Agreement by reference and constitute a part of this Agreement for all purposes. Each Party and its counsel have received a complete set of Appendices, Exhibits and Schedules prior to and as of the execution of this Agreement.

Section 12.15       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that a Party may be a partnership or limited liability company, each Party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named Parties hereto (and each of the Parties’ respective successors and assigns, collectively, the “Recourse Parties”) shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith against (a) any former, current or future director, officer, agent, Affiliate, manager, incorporator, controlling Person, fiduciary, Representative or employee of the other Parties (or any of the foregoing Persons’ successors or permitted assignees), (b) any former, current, or future general or limited partner, owner, manager, stockholder or member of the other Parties (or any of the foregoing Persons’ successors or permitted assignees) or any Affiliate thereof or (c) any former, current or future director, owner, officer, agent, employee, Affiliate, manager, incorporator, controlling Person, fiduciary, Representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the other Parties (each, but excluding for the avoidance of doubt, the Recourse Parties, a “No-Recourse Party”), in such capacity, by or through a claim (whether in tort, contract or otherwise) by or on behalf of the other Parties against the No-Recourse Parties, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Legal Requirement, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any No-Recourse Party, as such, for any obligations of the other Parties under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation.

Section 12.16       Joint and Several Liability. Each Seller shall be jointly and severally responsible for all obligations of Sellers hereunder.

Section 12.17       Sellers’ Representative.

(a)               Each Seller irrevocably constitutes and appoints Amplify as each such Seller’s true and lawful attorney-in-fact and agent (in such capacity, “Sellers’ Representative”) and authorizes Sellers’ Representative to act for such Seller in Seller’s name, place and stead, in any and all capacities, to do and perform every act and thing required or permitted to be done in connection with this Agreement, the Transaction Documents and the transactions contemplated by this Agreement, as fully to all intents and purposes as such Seller might or could do in person, including taking any and all action on behalf of such Seller from time to time as contemplated under this Agreement. Each Seller acknowledges and agrees that, upon execution of this Agreement, upon any delivery by Sellers’ Representative of any waiver, amendment, agreement, opinion, certificate or other document executed by Sellers’ Representative, such Seller will be bound by such documents or action as if such Seller had executed and delivered such documents on behalf of itself. Each Seller acknowledges and agrees that the delivery of any notice or making of any communication by Buyer to Sellers’ Representative will be effective as fully as if such notice or communication was delivered or made to such Seller.

(b)               Each Seller agrees that Buyer (i) will be entitled to fully rely on Sellers’ Representative and any action taken by Sellers’ Representative, on behalf of Sellers, pursuant to this Section 12.17, and that each such action will be binding on each Seller as fully as if such Seller had taken such action, and (ii) will not be responsible or liable for any errors or omissions that may be set forth in the Preliminary Settlement Statement or Final Settlement Statement or any document containing account and wire transfer information of any Seller.

(c)               Sellers’ Representative will not be liable to the Sellers for any action taken by Sellers’ Representative in good faith in the absence of gross negligence or willful misconduct. Each Seller who has not served in the capacity of the Sellers’ Representative will indemnify Sellers’ Representative from any losses arising out of service in its capacity as Sellers’ Representative under this Agreement or any of the Transaction Documents, except to the extent such losses are incurred due to the gross negligence, intentional misconduct or bad faith of Sellers’ Representative. Sellers’ Representative is serving in such capacity solely for purposes of administrative convenience and is not personally liable in such capacity for any of the obligations of the Sellers under this Agreement. Buyer agrees, on behalf of itself and its Affiliates, not to look to the assets of Sellers’ Representative, in such Seller’s capacity as Sellers’ Representative, for the satisfaction of any obligations of Sellers under this Agreement. In no event will Sellers’ Representative be liable to any Seller for indirect, punitive, special or consequential damages.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

SELLERS:

Amplify Energy Operating LLC

By:	/s/ Daniel Furbee
Name:	Daniel Furbee
Title:	Chief Executive Officer

Magnify Energy Services LLC

By:	/s/ Daniel Furbee
Name:	Daniel Furbee
Title:	Chief Executive Officer

BUYER:

EQV Alpha LLC

By:	/s/ Tyson Taylor
Name:	Tyson Taylor
Title:	President and Secretary

[Signature Page to Purchase and Sale Agreement]

APPENDIX I

DEFINITIONS

For purposes of this Agreement, in addition to other capitalized terms defined in this Agreement, the following terms have the meanings specified or referred to in this Appendix I when capitalized:

“AAA” – the American Arbitration Association.

“Accounting Expert” – as defined in Section 1.5(d).

“AFE” – as defined in Section 2.13.

“Affiliate” – with respect to a Party, any Person directly or indirectly controlled by, controlling, or under common control with, such Party, including any subsidiary of such Party and any “affiliate” of such Party within the meaning of Reg. §240.12b-2 of the Securities Exchange Act of 1934. As used in this definition, “control” means possession, directly or indirectly, of the power to direct or cause the direction of management, policies, or action through ownership of voting securities, contract, voting trust, or membership in management or in the group appointing or electing management or otherwise through formal or informal arrangements or business relationships. The terms “controlled by,” “controlling,” and other derivatives shall be construed accordingly.

“Aggregate Defect Deductible” – an amount equal to 2.5% of the unadjusted Purchase Price.

“Aggregate Environmental Defect Value” – as defined in Section 10.11.

“Aggregate Title Defect Value” – as defined in Section 10.6.

“Agreement” – as defined in the preamble to this Agreement.

“Allocated Values” – with respect to each applicable Target Formation as to each Well and Well Location set forth on Exhibit B, the portion of the unadjusted Purchase Price allocated on Schedule 1.7 as to each such Target Formation for such Well or such Well Location, in each case, as such amount shall be increased or decreased by the portion of each adjustment to the Purchase Price under Section 1.5 applicable to such Well or Well Location, as applicable.

“Allocation Dispute Resolution Period” – as defined in Section 1.7(b).

“AMI Agreement(s)” – as defined in Schedule 4.2.

“AMI Notice” – as defined in Section 4.3(a).

“AMI Opportunity” – as defined in Section 4.3(a).

“Amplify” – as defined in the preamble to this Agreement.

Appendix I - 1

“Applicable Contracts” – all Contracts to which any Seller is a party or is bound that primarily relate to any of the Assets that will be binding on Buyer after the Closing, including: communitization agreements; net profits agreements; production payment agreements; area of mutual interest agreements; joint venture agreements; confidentiality agreements; farmin and farmout agreements; bottom hole agreements; crude oil, condensate, and natural gas purchase and sale, gathering, transportation, and marketing agreements; hydrocarbon storage agreements; acreage contribution agreements; operating agreements; balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; saltwater disposal agreements; facilities or equipment leases; vehicle leases and other similar contracts and agreements, but exclusive of any master service agreements (other than any master vehicle lease) and Contracts relating to the Excluded Assets.

“Asset Taxes” – ad valorem, property, excise, severance, production, sales, real estate, use, personal property and similar Taxes based upon the acquisition, operation or ownership of the Assets, the production, gathering, processing, or transportation of Hydrocarbons therefrom or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

“Assets” – all of Sellers’ collective right, title and interest in, to, and under the following, without duplication, except to the extent constituting Excluded Assets:

(a)               all oil and gas leases and subleases, lessor royalties, overriding royalty interest, non-participating royalty interests, production payments, net profits interests, carried interests, reversionary rights, contractual rights to production and other interests, mineral fee interests, and all other Royalties and interests of any kind or character in Hydrocarbons in place, in each case, located in whole or in part within the Sale Area, including those described on Exhibit A-1 (collectively, the “Leases”), together with any and all other right, title and interest of Sellers in and to the leasehold estates created thereby, and all related rights and interests in the lands covered by the Leases and any lands pooled or unitized therewith (such lands, the “Lands”);

(b)               to the extent that they may be assigned, transferred or re-issued by Sellers after the exercise of commercially reasonable efforts to do so (with consent, if applicable, but without the payment of any fee unless Buyer agrees in writing to pay such fee), all Permits, licenses, allowances, water rights, registrations, consents, orders, approvals, variances, authorizations, servitudes, easements, rights-of-way, surface leases, other surface interests and surface rights to the extent located in the Sale Area and used in connection with the ownership, operation, production, gathering, treatment, processing, storing, sale or disposal of Hydrocarbons or produced water from the Properties or any of the Assets (the “Easements and Surface Interests”) including those described in Exhibit A-2;

(c)               any and all (i) oil, gas, water, CO2, injection and disposal wells and other wellbores located on, under or producing from the Leases and Lands in the Sale Area (the “Wells”), whether producing, shut-in, plugged or abandoned, including the Wells set forth in Exhibit B, (ii) all rights to the Well locations on Exhibit B (the “Well Locations”) and (iii) all Hydrocarbons produced therefrom or allocated to the Wells and Well Locations from and after the Effective Time;

Appendix I - 2

(d)               all rights and interests in, under or derived from all unitization and pooling agreements, declarations and orders in effect with respect to any of the Leases or Wells and the units created thereby (the “Units”) (the Leases, the Lands, the Units, the Wells and the Well Locations being collectively referred to in this Agreement as the “Properties” or individually as a “Property”);

(e)               all fee simple interests, including all surface fee interests and fee minerals, in each case, to the extent located within the Sale Area, including those described in Exhibit A-3;

(f)                all equipment, machinery, fixtures and other personal, movable and mixed property located on any of the Properties or other Assets that is used in connection therewith, and including well equipment, casing, tubing, pumps, motors, machinery, platforms, rods, tanks, boilers, fixtures, compressors and compression equipment, flowlines, in-field gathering lines and other pipelines, water disposal or water management facilities, gathering systems associated with the Wells, pits, ponds, impoundments, improvements, manifolds, processing and separation facilities, pads, structures, materials, salt water disposal facilities, utility lines and other items used in the operation thereof, including those items listed on Exhibit C-1, (collectively, the “Equipment”);

(g)               all (i) field offices described in Exhibit C-2 and any associated office leases and (ii) any and all field yards located in the Sale Area, including any Equipment located thereon;

(h)               (i) the owned vehicles on Exhibit D, (ii) to the extent assignable (with consent, if applicable, but without payment of any fee unless Buyer agrees in writing to pay such fee) the leased vehicles on Exhibit D and (ii) any rolling stock located in the Sale Area and used or held for use in connection with the ownership or operation of the Properties;

(i)                 to the extent assignable after the exercise of commercially reasonable efforts to do so (with consent, if applicable, but without the payment of any fee unless Buyer agrees in writing to pay such fee), all Applicable Contracts and Permits, and all rights thereunder insofar as and only to the extent relating to the Assets;

(j)                 all (i) trade credits, accounts receivable, take-or-pay amounts receivable, and other receivables and general intangibles, to the extent attributable to other Assets for periods of time from and after the Effective Time or related to any Assumed Liabilities and (ii) all claims and causes of action to the extent attributable to the other Assets to the extent initially accruing from and after the Effective Time, or pertaining to the Assumed Liabilities (but excluding any such claims or causes of actions to the extent pertaining to any Specified Liabilities during the applicable survival period thereof);

(k)               all Imbalances relating to the Assets;

(l)                 the Suspense Funds;

(m)             originals (if available, and otherwise copies) and copies in digital form (if available) of all of the books, files, records, information and data, whether written or electronically stored, solely to the extent relating to the Assets in any Seller’s possession, including: (i) land and title records (including prospect files, maps, lease records, abstracts of title, title opinions and title curative documents); (ii) Applicable Contract files; (iii) correspondence; (iv) operations, environmental, production, tax and accounting records; and (v) facility and well records (collectively, “Records”);

Appendix I - 3

(n)               all Hydrocarbons attributable to the Assets that are in storage or existing in stock tanks, pipelines or plants (including inventory, line fill, tank fill and tank bottoms) and upstream of the sales meter as of the Effective Time;

(o)               all radio equipment, SCADA and measurement technology and other production related mobility devices (such as SCADA controllers, but excluding any and all central SCADA servers), well communication devices and any other information technology systems and licenses associated with the foregoing, in each case only to the extent such assets and licenses are: (i) used or held for use in connection with the operation of the Properties; (ii) assignable (with consent, if applicable, but without the payment of any fee unless Buyer agrees in writing to pay such fee); and (iii) located on the Property (the “Production Related IT Equipment”); and

(p)               all of Sellers’ and its Affiliates’ proprietary and non-proprietary geophysical or other seismic and related technical data and information (excluding all of Sellers’ or its Affiliates’ interpretative data), in each case, only to the extent: (i) primarily relating to the Assets and (ii) such data is transferable without the payment of any fee or additional consideration to a Third Party (unless Buyer agrees in advance in writing to pay such fee or consideration) or the breach of any confidentiality restrictions owed to any Person other than Sellers or its Affiliates.

For the avoidance of doubt, to the extent that any of the foregoing are used or relate to both the Assets and certain of the Excluded Assets or any Retained Assets, such as, by way of example but not limitation, Applicable Contracts, ingress and egress rights and road and pipeline easements, such assets or rights shall be jointly owned: (i) by Sellers, as part of the Excluded Assets; and (ii) by Buyer, as part of the Assets.

“Assignment” – the Assignment and Bill of Sale from Sellers to Buyer, pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit E-1.

“Assumed Hedges” – as defined in Section 5.6(a).

“Assumed Liabilities” – as defined in Section 1.6.

“Assumed Litigation” – those matters set forth on Part I of Schedule 2.5.

“Available Employee” – those certain employees of Sellers or their Affiliates identified in the Employee Letter to whom Buyer may, but shall not be obligated to, make an offer of employment.

“Breach” – a “Breach” of a representation, warranty, covenant, obligation or other provision of this Agreement or any certificate delivered pursuant to Section 1.4(a)(iii) or Section 1.4(b)(ii) of this Agreement shall be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision.

Appendix I - 4

“Business Day” – any day other than a Saturday, Sunday or any other day on which commercial banks in the State of Texas are authorized or required by law or executive order to close.

“Buyer” – as defined in the preamble to this Agreement.

“Buyer’s Closing Documents” – as defined in Section 3.2(a).

“Buyer Group” – Buyer and its Affiliates, and their respective Representatives.

“Casualty Loss” – as defined in Section 10.13.

“Closing” – the closing of the Contemplated Transactions.

“Closing Date” – as defined in Section 1.3.

“Closing Escrow Instruction” – as defined in Section 1.4(a)(viii).

“Code” – the Internal Revenue Code of 1986, as amended.

“Complete Remediation” – with respect to an Environmental Defect, a remediation or cure of such Environmental Defect which fully and finally is completed in accordance with the Lowest Cost Response.

“Confidentiality Agreement” – that certain confidentiality agreement dated as of July 15, 2025, by and between EQV Capital LP, and Amplify Energy Corp.

“Consent” – any approval, consent, ratification, waiver or other authorization (including any Governmental Authorization) from any Person that is required to be obtained in connection with the execution or delivery of this Agreement or the consummation of the Contemplated Transactions.

“Contemplated Transactions” – all of the transactions contemplated by this Agreement, including:

(a)       the sale of the Assets by Sellers to Buyer;

(b)       the performance by the Parties of their respective covenants and obligations under this Agreement; and

(c)       Buyer’s acquisition, ownership and exercise of control over the Assets.

“Continuing Employees” – as defined in Section 11.1.

“Contract” – any written or oral contract, agreement or any other legally binding arrangement, but excluding, however, any Lease, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Assets or any real or immovable property related to or used in connection with the operations of any Assets.

Appendix I - 5

“Cure” – as defined in Section 10.5(a)(i).

“Cut-off Date” – as defined in Section 1.5(e).

“Damages” – any and all claims, demands, payments, charges, judgments, assessments, losses, liabilities, damages, penalties, fines, expenses, costs, fees, settlements and deficiencies, including any attorneys’ fees, legal and other costs and expenses suffered or incurred therewith.

“De Minimis Environmental Defect Cost” – $150,000.

“De Minimis Title Defect Cost” – $100,000.

“Deed” – the Deed from Sellers to Buyer, pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit E-2.

“Defect Escrow Account” – as defined in Section 10.5(a)(ii)(A).

“Defect Escrow Amount” – as defined in Section 1.4(b)(vii).

“Defect Notice Date” – as defined in Section 10.3.

“Defensible Title” – subject to the Permitted Encumbrances (and, in each case below, as to the Target Formation only), title of Sellers to the Wells and Well Locations set forth on Exhibit B that is either: (x) deducible of record; (y) derivative of pooling orders; or (z) evidenced by unrecorded written instruments or elections, made or delivered pursuant to a joint operating agreement, pooling agreement or unitization agreement that, in each case, as of the Effective Time and immediately prior to the Closing:

(a)       with respect to the Target Formation for each Well and Well Location, entitles Sellers to receive not less than the Net Revenue Interest set forth for such Well or Well Location in Exhibit B throughout the productive life of such Well or Well Location (as to the Target Formation), except for: (i) decreases in connection with those operations in which Sellers, or their respective successors or assigns, may from and after the Execution Date and in accordance with the terms of this Agreement elect to be a non-consenting co-owner; (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units in accordance with this Agreement; (iii) decreases resulting from changes in tract or production allocations resulting from elections by Third Parties to participate or not participate in operations after the Execution Date; (iv) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past underdeliveries; (v) decreases resulting from any reversion of interest to a co-owner with respect to operations in which such co-owner, after the Execution Date, elects not to consent; and (vi) as otherwise expressly stated in Exhibit B;

(b)       with respect to the Target Formation for each Well and Well Location, obligates Sellers to collectively bear a percentage of the costs and expenses for the development and maintenance of, and operations relating to, such Well and such Well Location of not more than the Working Interest set forth in Exhibit B for such Well or Well Location throughout the productive life of such Well or Well Location (as to the Target Formation), except: (i) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements; (ii) increases to the extent that such increases are accompanied by a proportionate or greater increase in Sellers’ collective Net Revenue Interest with respect to such Well or Well Location, as applicable; (iii) increases resulting from changes in tract or production allocations resulting from elections by Third Parties to participate or not participate in operations after the Execution Date; (iv) increases resulting from the establishment or amendment from and after the Execution Date of pools or units (to the extent permitted by this Agreement); and (v) as otherwise expressly stated in Exhibit B; and

Appendix I - 6

(c)       is free and clear of all Encumbrances.

“Deposit Amount” – as defined in Section 1.2.

“Dispute Notice” – as defined in Section 1.5(d).

“Disputed Environmental Amount” – as defined in Section 10.10(b).

“Disputed Matter” – as defined in Section 10.14(a).

“Disputed Title Amount” – as defined in Section 10.5(c).

“Easement and Surface Interests” – as defined in the definition of “Assets.”

“e-mail” – as defined in Section 12.3.

“Effective Time” – October 1, 2025, at 12:01 a.m. Central Time.

“Employee Letter” – as defined in Section 11.1.

“Employment Date” – as defined in Section 11.1.

“Encumbrance” – any charge, equitable interest, privilege, lien, mortgage, deed of trust, production payment, option, pledge, collateral assignment, security interest or other arrangement substantially equivalent thereto.

“Environmental Condition” – any event occurring or condition existing on or prior to the Defect Notice Date with respect to an Asset that causes such Asset to be subject to required remediation under, or currently in violation of or noncompliance with, an Environmental Law or Permit issued thereunder.

“Environmental Defect” – an Environmental Condition with respect to an Asset; provided however, that the term “Environmental Defect” shall not include the following: (a) any plugging and abandonment obligations (except to the extent constituting a present violation of or noncompliance with Environmental Law as of the Defect Notice Date); (b) any event or condition to the extent caused by or relating to subsidence monitoring, asbestos or NORM (except to the extent constituting a present violation of or noncompliance with Environmental Law as of the Defect Notice Date); or (c) matters explicitly disclosed on Schedule 2.14.

Appendix I - 7

“Environmental Defect Notice” – as defined in Section 10.9.

“Environmental Defect Property” – as defined in Section 10.9.

“Environmental Defect Value” – with respect to each Environmental Defect, the amount of the Lowest Cost Response for such Environmental Defect.

“Environmental Law” – any Legal Requirement in effect as of or prior to the Closing Date relating to pollution or the protection of the environment or human health or safety (to the extent relating to exposure to Hazardous Materials), including those Legal Requirements relating to the storage, handling and use of Hazardous Materials and those Legal Requirements relating to the generation, processing, treatment, storage, transportation, release, disposal or other management thereof. The term “Environmental Law” does not include: (a) good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas well operators or recommended, but not required, by a Governmental Body; or (b) the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., or any other Legal Requirement governing health or worker safety or workplace conditions (except as relating to Hazardous Materials).

“Environmental Liabilities” – all costs (including remedial, removal, response, clean-up, investigation or monitoring costs), Damages, expenses, liabilities, obligations, consulting fees, orphan share, prejudgment and post-judgment interest, court costs and other responsibilities arising from or under Environmental Laws, Permits required thereunder or Third Party claims relating to, and which relate to the Assets or the ownership or operation of the same, including the following: (a) any actual or threatened release of Hazardous Materials into the environment or resulting from or attributable to exposure to Hazardous Materials; (b) the generation, manufacture, processing, distribution, use, treatment, storage, disposal, release or threatened release, transport or handling of Hazardous Materials; or (c) any other matter, condition or circumstance arising under Environmental Laws, Permits required thereunder or the violation thereof.

“Equipment” – as defined in the definition of “Assets.”

“Escrow Account” – as defined in Section 1.2.

“Escrow Agent” – JPMorgan Chase Bank, N.A.

“Escrow Agreement” – that certain Escrow Agreement of even date herewith, by and among Sellers, Buyer and the Escrow Agent.

Appendix I - 8

“Excluded Assets” – (a) all of Sellers’ corporate minute books, financial records, Income Tax records and other business and Tax records that relate to Sellers’ businesses generally (including the ownership and operation of the Assets); (b) except to the extent related to any Assumed Liabilities, all trade credits, all accounts, all receivables of Sellers and all other proceeds, income or revenues of Sellers: (i) attributable to the Assets and attributable to any period of time prior to the Effective Time (other than the Suspense Funds); or (ii) paid by Sellers on behalf of Third Party(ies) (including in respect of Property Costs) in Sellers’ capacity as operator of the Assets and attributable to any period of time prior to, or after, the Effective Time; (c) except to the extent related to any Assumed Liabilities, all claims and causes of action of Sellers or their Affiliates that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds); (d) except to the extent related to any Assumed Liabilities and further subject to Section 10.13, all rights and interests of Sellers: (i) under any policy or agreement of insurance or indemnity; (ii) under any bond; or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events or damage to or destruction of property; (e) Sellers’ rights with respect to all Hydrocarbons produced and sold from the Assets with respect to all periods prior to the Effective Time (excluding Hydrocarbons produced from or allocated to the Wells in storage or existing in stock tanks, pipelines or plants for which the Purchase Price has been adjusted pursuant to Section 1.5(c)(i)(D)); (f) all claims of Sellers or any of their Affiliates for refunds of, rights to receive funds from any Governmental Body, or loss carry forwards or credits with respect to: (i) Asset Taxes allocable to Sellers pursuant to Section 12.2(c); (ii) Income Taxes paid by Sellers or their Affiliates; (iii) any Taxes attributable to the Excluded Assets; and (iv) any other Taxes relating to the ownership or operation of the Assets that are attributable to any Tax period (or portion of any Straddle Period) ending prior to the Effective Time; (g) all information technology assets, other than the Production Related IT Equipment, including all desktop computers, laptop computers, servers, networking equipment and any associated peripherals and other computer hardware, or computer software and telephone equipment; (h) all rights, benefits and releases of Sellers or their Affiliates under or with respect to any Contract that are attributable to periods of time prior to the Effective Time; (i) all of Sellers’ proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (j) all documents and instruments of Sellers that may be protected by an attorney-client privilege or any attorney work product doctrine (other than abstracts of title, title opinions, certificates of title, or title curative documents); (k) except to the extent related to the Assumed Liabilities, all records and data that cannot be disclosed to Buyer as a result of confidentiality arrangements under existing written agreements; (l) all audit rights or obligations (and all claims, defenses, causes of action and rights to settlements, refunds and proceeds with respect thereto) for which Sellers or their Affiliate bears responsibility arising under any of the Applicable Contracts or otherwise with respect to any period prior to the Effective Time or to any of the Excluded Assets, except for any Imbalances assumed by Buyer or any of the foregoing relating to the Assumed Liabilities; (m) all of Sellers’ and their Affiliates’ proprietary and non-proprietary geophysical or other seismic and related technical data and information in each case, not primarily relating to the Assets, or that is or constitutes Sellers’ or its Affiliates’ interpretative data (whether or not relating to the Assets); (n) documents prepared or received by Sellers or their Affiliates with respect to: (i) lists of prospective purchasers for such transactions compiled by Sellers; (ii) bids submitted by other prospective purchasers of the Assets; (iii) analyses by Sellers or their Affiliates of any bids submitted by any prospective purchaser; (iv) correspondence between or among Sellers, their Representatives and any prospective purchaser other than Buyer; and (v) correspondence between or among Sellers or any of their Representatives with respect to any of the bids, the prospective purchasers or the Contemplated Transactions; (o) all e-mails on Sellers’ servers and networks relating to the Assets or the Excluded Assets and all other electronic files on Sellers’ servers and networks constituting any other Excluded Asset unless (i) an item otherwise included in the Records is only available as an attachment to such email or electronic correspondence, (ii) such email or electronic correspondence is of a type that would ordinarily be included in a Lease file or Well file, as applicable or (iii) any other record that would only be contained in email and electronic correspondence; (p) a copy of all Records; (q) any Contracts that constitute master services agreements or similar contracts; (r) any debt instruments; and (s) all of Sellers’ rights, interests and properties that are not included in the definition of “Assets”, including the assets, properties and interests specifically listed in Exhibit F.

Appendix I - 9

“Execution Date” – as defined in the preamble to this Agreement.

“Expert” – as defined in Section 10.14(b).

“Expert Decision” – as defined in Section 10.14(d).

“Expert Proceeding Notice” – as defined in Section 10.14(a).

“Final Amount” – as defined in Section 1.5(d).

“Final Settlement Date” – as defined in Section 1.5(d).

“Final Settlement Statement” – as defined in Section 1.5(d).

“Fundamental Representations” – those representations set forth in Section 2.1, Section 2.2, Section 2.3 and Section 2.6.

“GAAP” – generally accepted accounting principles in the United States as interpreted as of the Execution Date.

“Governmental Authorization” – any approval, consent, license, permit, registration, variance, exemption, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” – any: (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); (d) multi-national organization or body or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Group” – either Buyer Group or Seller Group, as applicable.

“Hazardous Materials” – any chemical, constituent, material, pollutant, contaminant, substance or hazardous or toxic waste that is regulated, or for which standards of conduct may be imposed, by any Governmental Body or may form the basis of liability under any Environmental Law, including Hydrocarbons, petroleum and petroleum byproducts, asbestos, radioactive substances and NORM, polychlorinated biphenyls, lead, and per- and polyfluoroalkyl substances.

“Hedge Contract” – any Contract to which a Seller or its Affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

Appendix I - 10

“Hedge Value” – as defined in Section 5.6(a).

“Helventson Wells” – the following Wells, as identified on Schedule 2.13: (a) Helvenston A CV (AW) 1H, (b) Helvenston B CV (AW) 2H, (c) Helvenston B HS (AW) 2H, and (d) Helvenston A HS (AW) 1H.

“Helventson Wells Costs” – all capital costs, net to Sellers’ interest in the Helventson Wells, associated with the initial drilling, completion and equipping of the Helventson Wells, regardless of whether incurred before, on or after the Effective Time.

“Hydrocarbons” – oil and gas and other hydrocarbons (including condensate) produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination thereof, and any minerals produced in association therewith.

“Imbalances” – over-production or under-production or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Assets, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at the wellhead, pipeline, gathering system, transportation system, processing plant or other location, including any imbalances under gas balancing or similar agreements, imbalances under production handling agreements, imbalances under processing agreements, imbalances under the Leases and imbalances under gathering or transportation agreements.

“Income Taxes” – any income, franchise, and similar Taxes based upon, measured by or calculated with respect to net income, profits, capital or similar measures (or multiple bases, including corporate, franchise, business and occupation, business license or similar Taxes, if net income, profits, capital or a similar measure is one of the bases on which such Tax is based, measured or calculated).

“Individual Claim Threshold” – as defined in Section 9.5.

“Instruments of Conveyance” – the Assignment and the Deed. Except for the special warranty of Defensible Title by, through and under Sellers contained in the Instruments of Conveyance, the Instruments of Conveyance shall be without warranty of title, whether express, implied, statutory or otherwise, it being understood that Buyer shall have the right to conduct pre-Closing title due diligence as described in Article 10, and that the rights and remedies set forth in Article 10 shall be Buyer’s sole rights and remedies with respect to title.

“Interest Reduction” – as defined in clause (a) of the definition of “Permitted Encumbrances”.

“Knowledge” – an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter, without any duty of inquiry. Sellers will be deemed to have “Knowledge” of a particular fact or other matter if any of the following individual(s) has Knowledge of such fact or other matter: James Frew (President and Chief Financial Officer), Tony Lopez (Senior Vice President, Engineering and Exploitation), Morgan Aaron (Superintendent) and Kevin Carnahan (Land Advisor). Buyer will be deemed to have “Knowledge” of a particular fact or other matter if any of the following individual(s) has Knowledge of such fact or other matter: Jerry Silvey, Will Smith and Grant Raney.

Appendix I - 11

“Lands” – as set forth in the definition of “Assets”.

“Leases” – as set forth in the definition of “Assets”.

“Legal Requirement” – any federal, state, local, municipal, foreign, international or multinational law, Order, constitution, ordinance or rule, including rules of common law, regulation, statute, or treaty.

“Lowest Cost Response” – the response required or allowed under Environmental Laws in effect on or prior to the Defect Notice Date that addresses and resolves (for current and future use in the same manner as currently used) the identified Environmental Condition in the most cost-effective manner (considered as a whole) as compared to any other response that is required or allowed under Environmental Laws to the extent such response does not unreasonably interfere with or material affect the operations or use of the applicable Assets. The Lowest Cost Response may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are appropriate and allowed under Environmental Laws and to the extent such responses do not unreasonably interfere with or materially affect the operations or use of the applicable Assets. The Lowest Cost Response shall not include (a) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos containing materials or NORM or relating to plugging, abandonment or decommissioning obligations of any Wells (except in each case to the extent required to address or correct a violation of Environmental Law); (b) the costs of Buyer’s or any of its Affiliate’s employees; (c) expenses for matters that are costs of doing business (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets, or in connection with permit renewal/amendment activities not otherwise conducted in response to a violation of or noncompliance with Environmental Laws); (d) overhead costs of Buyer or its Affiliates; and (e) costs or expenses incurred in connection with remedial or corrective action that is designed to achieve standards that are more stringent than those required to resolve the identified Environmental Condition in the most cost-effective manner or that fail to reasonably take advantage of applicable risk reduction or risk assessment principles appropriate and allowed under applicable Environmental Laws to the extent such does not unreasonably interfere with or materially affect the operations or use of the applicable Assets.

Appendix I - 12

“Material Adverse Effect” – any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an “event”) (whether foreseeable or not and whether covered by insurance or not) that, individually or in the aggregate with any other event or events, (I) has been or would be reasonably likely to result in, Damages equal to or greater than 20% of the unadjusted Purchase Price on the ownership, operation or condition (financial or otherwise) of the Assets, in each case, taken as a whole and as currently owned and operated, or (II) materially and adversely affects the ability of Sellers to consummate the Contemplated Transactions. Notwithstanding the foregoing, the term “Material Adverse Effect” as to subpart (I) of the definition thereof shall not include material adverse effects resulting from: (a) entering into this Agreement or the announcement of the Contemplated Transactions; (b) any adverse change, event or effect on the global, national or regional energy industry as a whole, including any such change to energy prices or the value of oil and gas assets and properties or other commodities, goods or services, or the availability or costs of hedges; (c) any action or omission of Sellers expressly required or permitted by the terms of this Agreement or taken with the express prior written consent of Buyer; (d) any effect resulting from general changes in industry, economic or political conditions in the United States; (e) cyberterrorism or cyberattacks, civil unrest, any outbreak of hostilities, terrorist activities or war or any similar disorder; (f) any set of facts, occurrences or conditions specified in reasonable detail in the Exhibits and Schedules to this Agreement as of the Execution Date; (g) changes or developments in financial or securities markets or the economy in general; (h) the outbreak or continuation of any disease, epidemic or pandemic (including the continuation of COVID-19 or any variation thereof); (i) acts or failures to act of any Governmental Body (including any new regulations related to the upstream industry), except to the extent arising from Sellers’ action or inaction; (j) acts of God, including hurricanes and storms; (k) any reclassification or recalculation of reserves in the ordinary course of business; (l) natural declines in well performance; (m) general changes in (or changes in interpretations of) Legal Requirements, in regulatory policies, or in GAAP (or the interpretation thereof); (n) matters that are cured or no longer exist by the earlier of Closing and the termination of this Agreement;(o) matters as to which an adjustment is provided for under Section 1.5(c) or for which Sellers are required to indemnify Buyer under this Agreement; or (p) any failure to meet internal or Third Party projections or forecasts or revenue or earnings or reserve predictions, including as a result of the failure of any Third Party operator or working interest owner to develop all or a portion of the Assets, or any other action taken or failed to be taken by a Third Party operator or owner of working interests with respect to any of the Assets; provided that, the exceptions in clauses (b), (d), (e), (g), (h) and (m) shall apply only to the extent that such changes do not have a disproportionate impact on such Person as compared to other Persons in the oil and gas industry related to similarly situated operations in the geographic region in which the such Person’s assets are located.

“Material Contracts” – as defined in Section 2.9.

“Net Revenue Interest” – with respect to the Target Formation for any Well or Well Location the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well or Well Location within the applicable Target Formation (and subject to any reservations, limitations or depth restrictions described in Exhibit B), after satisfaction of all other Royalties.

“Non-Operated Assets” – Assets operated by any Person other than Sellers or an Affiliate of Sellers.

“NORM” – naturally occurring radioactive material.

“Order” – any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

Appendix I - 13

“Organizational Documents” – (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the articles of organization and resolutions of a limited liability company; (c) the certificate of limited partnership and limited partnership agreement of a limited partnership and (d) any amendment to any of the foregoing.

“Other Costs” – as set forth in the definition of “Property Costs”.

“Outside Date” – as defined in Section 8.1(d).

“Party” or “Parties” – as defined in the preamble to this Agreement.

“Permits” – all environmental and other governmental (whether federal, state, local or tribal) certificates, consents, variances, approvals, permits (including conditional use permits), licenses, registrations, exemptions, Orders, authorizations, waivers and related instruments or rights solely relating to the ownership, operation or use of the Assets.

“Permitted Consent” – any Consent that is not a Required Consent.

“Permitted Encumbrance” – any of the following:

(a)       the terms and conditions of all Leases and Contracts if the net cumulative effect of such Leases and Contracts does not: (i) materially interfere with the operation or use of any of the Assets (as currently operated and used); (ii) operate to reduce the collective Net Revenue Interest of Sellers with respect to the Target Formation for any Well or Well Location to an amount less than the Net Revenue Interest set forth in Exhibit B for such Well or Well Location as to such Target Formation; or (iii) obligate Sellers to bear a collective Working Interest for any Well or Well Location in any amount greater than the Working Interest set forth in Exhibit B for such Well or Well Location as to the applicable Target Formation (unless the Net Revenue Interest for such Well or Well Location is greater than the Net Revenue Interest set forth in Exhibit B in the same or greater proportion as any increase in such Working Interest) (clauses (ii) and (iii), collectively an “Interest Reduction”);

(b)       any Preferential Purchase Rights, Consents and similar agreements in each case, to the extent set forth on Schedule 2.11;

(c)       excepting circumstances where such rights have already been triggered prior to the Effective Time, rights of reassignment;

(d)       liens for Taxes not yet due and payable or, if due and payable, that are being contested in good faith by appropriate proceedings that are disclosed on Schedule 2.4;

(e)       all rights to consent by, required notices to, filings with or other actions by Governmental Bodies in connection with the conveyance of the Leases, if the same are customarily sought and received after the Closing;

(f)       Encumbrances or defects that Buyer has waived or is deemed to have waived pursuant to the terms of this Agreement;

Appendix I - 14

(g)       all Legal Requirements and all rights reserved to or vested in any Governmental Body: (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Assets to any Governmental Body with respect to any right, power, franchise, grant, license or permit;

(h)       rights of a common owner of any interest currently held by Sellers and such common owner as tenants in common or through common ownership, in each case, to the extent that the same does not materially impair the ownership, use or operation of the Assets as currently owned, used and operated;

(i)       easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in the Assets for the purpose of operations, facilities, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities and equipment, which, in each case, do not (i) materially impair the ownership, operation or use of the Assets as currently owned, operated and used or (ii) result in an Interest Reduction;

(j)       vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or other like liens arising by operation of law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due or which are being contested in good faith by appropriate proceedings by or on behalf of Seller(s) that are disclosed on Schedule PE;

(k)       (i) Encumbrances created under Leases or any joint operating agreements applicable to the Assets or by operation of law in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings by or on behalf of Sellers; and (ii) any drilling obligations included in Leases so long as Sellers are not in breach of such obligations;

(l)       with respect to any interest in the Assets acquired through compulsory pooling, failure of the records of any Governmental Body to reflect any Seller as the owner of any Assets;

(m)       any Encumbrance affecting the Assets that is discharged by the applicable Seller(s), or waived in writing (or deemed to be waived) by Buyer pursuant to the terms of this Agreement at or prior to Closing;

(n)       defects based solely on assertions that Sellers’ files lack information (including title opinions), unless Sellers are relying on such information to vest title to the Properties in Sellers;

(o)       lessor’s royalties, overriding royalties, production payments, net profits interests, reversionary interests and similar Royalties if the net cumulative effect of such Royalties does not (i) materially interfere with the operation or use of any of the Assets (as currently operated and used) or (ii) result in an Interest Reduction;

Appendix I - 15

(p)       defects or irregularities of title: (i) as to which the relevant statute(s) of limitations or prescription would bar any attack or claim against the applicable Seller’s title; (ii) arising out of lack of evidence of, or other defects with respect to, authorization, execution, delivery, acknowledgment or approval of any instrument in the applicable Seller’s chain of title absent reasonable evidence of an actual claim of superior title from a Third Party attributable to such matter; (iii) consisting of the failure to recite marital status or omissions of heirship proceedings in documents absent reasonable evidence of an actual claim of superior title from a Third Party attributable to such matter; (iv) resulting from lack of survey, unless a survey is expressly required by applicable Legal Requirements; (v) resulting from failure to record releases of liens, production payments, or mortgages (including mortgages on the lessor’s interest under a Lease, whether or not subordinate to such Lease) that have expressly expired by their own terms; (vi) resulting from or related to probate proceedings or the lack thereof that have been outstanding for 10 years or more, unless Buyer provides affirmative evidence that such defect or irregularity could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset; (vii) resulting from unreleased instruments (including leases covering Hydrocarbons), absent reasonable evidence that such instruments continue in force and effect and constitute a competing claim of title with respect to the applicable Asset; (viii) based on a gap in the applicable Seller’s chain of title unless Buyer affirmatively shows such gap to exist in such records by an abstract of title, title opinion or landman’s title chain; or (ix) based solely on the lack of a lease amendment or consent authorizing pooling or unitization that does not result in an Interest Reduction;

(q)       Imbalances;

(r)       plugging and surface restoration obligations, but only to the extent such obligations do not interfere in any material respect with the use or operation of any Assets (as currently used or operated);

(s)       calls on Hydrocarbon production under existing Contracts;

(t)        defects arising from failure of any non-participating royalty owners to ratify a unit to the extent such failure does not: (i) materially interfere with the operation or use of any of the Assets (as currently operated and used); or (ii) cause an Interest Reduction;

(u)       all defects or irregularities, to the extent affecting depths, intervals, formations, or strata outside of the Target Formation of a Well or Well Location, to the extent that the same do not, individually or in the aggregate, materially interfere with the ownership, operation or use of any of the Properties (as currently owned, operated or used);

(v)       any matters referenced or set forth on Exhibit B or described in Schedule PE;

(w)       any maintenance of uniform interest provision in an operating agreement if (i) waived with respect to the Contemplated Transactions by the party or parties having the right to enforce such provision, (ii) if the violation of such provision would not give rise to the unwinding of the sale of the affected Asset to Buyer and (iii) no claim from a Third Party regarding the violation of any such provision has been made;

Appendix I - 16

(x)       zoning and planning ordinances and municipal regulations, to the extent the same do not: (i) materially interfere with the operation or use of any of the Assets (as currently operated and used); or (ii) cause an Interest Reduction;

(y)       with respect to any Well that has not been completed as a producing well as of the Execution Date, defects based on Buyer’s change (or desired change) in the surface or bottomhole location, borehole or drainhole path, well or operational plan, or operational technique in compliance with this Agreement; and

(z)       the inability to access any surface location of the Assets other than the site of a currently producing Well.

“Person” – any individual, firm, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Body.

“Phase I Environmental Site Assessment” – a Phase I environmental property assessment of the Assets that satisfies the basic assessment requirements set forth under the current ASTM International Standard Practice for Environmental Site Assessments (Designation E1527-21) or a similar visual site assessment or review of records, reports or documents, including a limited assessment of compliance with Environmental Laws, including other visual, non-invasive assessments and investigations by land or air, visual, thermal, laser, light detection and ranging, FLIR camera or other drone surveys.

“Phase II Environmental Site Assessment” – as defined in Section 4.1(b).

“Post-Closing Date” – as defined in Section 1.5(d).

“Preferential Purchase Right” – any preferential purchase, drag along rights, tag along rights, right of first refusal or other similar right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with the execution or delivery of this Agreement or the consummation of the Contemplated Transactions.

“Preliminary Amount” – the Purchase Price, adjusted as provided in Section 1.5(c), based upon the best information available at the time of the Closing.

“Preliminary Settlement Statement” – as defined in Section 1.3.

“Proceeding” – any proceeding, action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Production Related IT Equipment” – as set forth in the definition of “Assets”.

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“Property” or “Properties” – as set forth in the definition of “Assets”.

“Property Costs” – all operating expenses (including utilities, costs of insurance, equipment rentals, and overhead costs charged by any Third Party operator of the Assets pursuant to any joint operating agreement or similar agreement) and capital expenditures (including delay rentals, options and other Lease maintenance payments, and other property acquisition costs, and, subject to Section 4.3, including those incurred after the Effective Time in connection with the activities set forth on Schedule 4.2, and costs of acquiring equipment), respectively, incurred in the ordinary course of business attributable to the use, operation and ownership of the Assets (without duplication). However, “Property Costs” shall not include (1) internal overhead costs of Sellers and their Affiliates; or (2) costs, expenses and other Damages attributable to (a) personal injury or death, property damage, torts, breach of contract or violation of any Legal Requirement; (b) obligations relating to the abandonment or plugging of Wells, dismantling or decommissioning facilities, closing pits and restoring the surface around such Wells, facilities and pits; (c) Environmental Liabilities; (d) costs incurred to Cure or remediate Title Defects or Environmental Defects under this Agreement; (e) obligations with respect to Imbalances; (f) obligations to pay Royalties or other interest owners revenues or proceeds relating to the Assets but held in suspense, including Suspense Funds or escheat obligations; (g) Taxes; (h) (i) obligations to pay Lease bonuses, broker fees and other Lease acquisition costs (other than those expressly provided for in Schedule 4.2, but subject to Section 4.3) and (ii) except as otherwise expressly included in “Property Costs” or as required to be paid pursuant to Section 4.2, delay rentals, options and other Lease maintenance payments; (i) any Specified Liabilities; (j) any general and administrative and/or overhead costs that are not (i) charged by Third Parties pursuant to an applicable joint operating agreement or (ii) covered by the overhead charge adjustment contained in Section 1.5(c)(i)(E); (k) obligations with respect to Imbalances, (l) obligations to pay Working Interests, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, (m) any costs or expenses incurred by Seller in connection with (i) the cure (or attempted cure) of any Breach of this Agreement by Seller or (ii) matters which Sellers have agreed hereunder or under any other Transaction Document to indemnify, defend or hold harmless any member of the Buyer Group (including Sellers’ obligations under Article 9), (n) obligations with respect to Casualty Losses, (o) obligations of Sellers with respect to Sellers’ or its Affiliates’ hedges (other than as set forth in Section 5.6(a)) and obligations of indebtedness for borrowed money, (p) any amounts paid by Sellers pursuant to the drilling and completion AFEs associated with the Helventson Wells, whether paid during any period prior to, at, or after the Effective Time, and (q) claims for indemnification or reimbursement from any Third Party with respect to costs of the types described in the preceding clauses (a) through (p), whether such claims are made pursuant to contract or otherwise (and the costs excluded from “Property Costs” pursuant to clauses (1) and (2)(d) through 2(m), 2(o) and 2(p) (other than Suspense Funds for which Buyer has received an adjustment to the Purchase Price) being referred to as “Other Costs”).

“Public Announcement Restrictions” – as defined in Section 12.12(a).

“Purchase Price” – as defined in Section 1.2.

“Records” – as set forth in the definition of “Assets”.

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“Recourse Parties” as defined in Section 12.15.

“Representative” – with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Consent” – any Consent with respect to which: (a) (i) the applicable instrument does not contain language providing that such Consent is not to be unreasonably withheld (or language of similar effect); and (ii) such Consent is expressly denied in writing by the holder of the Consent; or (b) there is provision within the applicable instrument expressly stating that an assignment in violation thereof: (i) is void or voidable; (ii) triggers the payment of specified liquidated damages; or (iii) causes or gives rise to the right of termination of the applicable Assets to be assigned. For the avoidance of doubt, “Required Consent” does not include: (A) any Consents or approvals of Governmental Bodies that are customarily obtained after Closing; (B) any Consents of the type referenced in (a)(i) of the preceding sentence that are not denied in writing or to which no denial or waiver is received from the holder of such Consent and the same does not contain language or a provision that is contemplated in (b) of the preceding sentence; or (C) any consent required under the Assumed Hedges.

“Retained Assets” – any rights, titles, interests, assets and properties that (a) are originally included in the Assets under the terms of this Agreement, but that are subsequently excluded from the Assets or sale under this Agreement pursuant to the terms of this Agreement at any time before or after the Closing; or (b) are Retained Litigation.

“Retained Litigation” – those matters set forth on Part II of Schedule 2.5.

“Royalties” – royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, back-in interests and other burdens upon, measured by or payable out of Hydrocarbon production.

“Sale Area” – as set forth on Exhibit H.

“Scheduled Closing Date” – as defined in Section 1.3.

“Securities Act” – the Securities Act of 1933.

“Seller” or “Sellers” – as defined in the preamble to this Agreement.

“Seller Closing Documents” – as defined in Section 2.2(a).

“Seller Group” – each Seller and its Affiliates, and their respective Representatives.

“Sellers’ Representative” – as defined in Section 12.17.

“Sellers Taxes” - (a) all Income Taxes imposed by any applicable Legal Requirements on Sellers, any of their direct or indirect owners, or any of their Affiliates, or any combined, unitary, or consolidated group of which any Seller is or was a member, (b) Asset Taxes allocable to Sellers pursuant to Section 12.2(c) (excluding, and without duplication of, such Asset Taxes effectively borne by Sellers as a result of (i) the adjustments to the Purchase Price made pursuant to Section 1.5(c)(i)(B) and Section 1.5(c)(ii)(B), as applicable, and (ii) any payments made from one Party to the other in respect of Asset Taxes pursuant to Section 12.2(c)), and (c) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets.

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“Specified Liabilities” – any Damages, liabilities and obligations arising out of: (a) Third Party claims with respect to any off-site disposal or transportation prior to the Closing Date of any Hazardous Materials generated or otherwise produced from or attributable to any of the Assets and taken from the Assets to any location that is not an Asset; (b) personal injury (including death) or Third Party property damage claims attributable to Sellers’ or their applicable operating Affiliate’s operation of the Assets prior to the Closing Date; (c) Third Party claims with respect to the failure of Sellers or any of its Affiliates to properly and timely pay Royalties attributable to Sellers’ ownership interest in and to the Assets or Third Party Working Interest amounts, in each case, prior to the Effective Time (including any interest and penalties resulting therefore or relating thereto); (d) any claim made by any Available Employee directly relating to such Available Employee’s employment with a Seller or any of its Affiliates prior to the Closing Date; (e) Seller’s or its Affiliates’ ownership and operation of the Retained Assets during periods prior to Closing; (f) the fraud, gross negligence and willful misconduct of Sellers or any of their respective Affiliates in connection with the ownership or operation of the Assets prior to the Closing Date as ultimately determined by a court of competent jurisdiction in a final and non-appealable judgment; (g) any civil, administrative or criminal fines or penalties imposed or assessed by Governmental Bodies as a result of Seller’s or its Affiliates’ ownership, operation or use of the Assets prior to Closing, other than civil fines which have been included, or which should have been included, in Buyer’s calculation of the Environmental Defect Value in an Environmental Defect Notice submitted pursuant to Section 10.9; (h) unclaimed property and escheat obligations related to the period prior to the Effective Time; and (i) Proceedings set forth on Schedule 2.5 and any Proceedings that should have been set forth on Schedule 2.5 in order for Sellers’ representation in Section 2.5 to have been true and correct as of the Execution Date.

“Specified Material Contracts” – as defined in Section 2.9(c).

“Straddle Period” – any Tax period beginning before and ending after the Effective Time.

“Suspense Funds” – proceeds of production and associated penalties and interest in respect of any of the Wells that are payable to any Third Party and are being held in suspense by Sellers or their Affiliate as the operator of such Wells.

“Tag-Along Agreements” – as defined in Section 10.1(b).

“Tag-Along Properties” – those Properties subject to the Tag-Along Agreements.

“Tag Interests” – as defined in Section 10.1(b).

“Tag Parties” – as defined in Section 10.1(b).

“Target Formation” – with respect to: (a) a Well Location, the formation(s) specified for such Well Location on Exhibit B; and (b) each Well, the currently producing formation (or, if such Well is not producing, the last productive formation (if such Well has previously produced) or the target landing formation, as applicable) for such Well.

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“Tax” or “Taxes” – any and all federal, state, provincial, local, foreign and other taxes, fees, and other similar governmental charges in the nature of a tax imposed by any Governmental Body, including, without limitation, income, profits, franchise, alternative or add-on minimum, gross receipts, environmental, registration, withholding, employment, social security (or similar), disability, occupation, ad valorem, property, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, unemployment, severance, compensation, utility, stamp, premium, windfall profits, transfer, gains, production and excise taxes, together with any interest, penalties, fines or additions thereto.

“Tax Allocation” – as defined in Section 1.7.

“Tax Contest” – as defined in Section 12.2(g).

“Tax Returns” – any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports, returns, statements, or similar documents supplied or required to be supplied to a Governmental Body in connection with Taxes, including any schedule or attachment thereto or amendment or supplement thereof.

“Third Party” – any Person other than a Party or an Affiliate of a Party.

“Threatened” – a claim, Proceeding, dispute, action or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing to a Party or any of its officers, directors or employees that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

“Title Benefit” – as defined in Section 10.7(a).

“Title Benefit Notice” – as defined in Section 10.7(a).

“Title Benefit Properties” – as defined in Section 10.7(a).

“Title Benefit Value” – as defined in Section 10.7(a).

“Title Defect” – any Encumbrance, defect or other matter that causes Sellers not to have Defensible Title other than the following (which shall not be considered Title Defects):

(a)       defects based upon the failure to record any federal or state Leases or any assignments of interests in such Leases in any applicable public records; provided, that such Leases or assignments have been appropriately filed of record with the applicable Governmental Bodies;

(b)       any Encumbrance or loss of title resulting from Sellers’ conduct of business in compliance with the provisions of this Agreement;

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(c)       defects arising from any change in applicable Legal Requirement after the Execution Date;

(d)       defects arising from any prior oil and gas lease taken more than 15 years prior to the Effective Time relating to the Lands covered by a Lease not being surrendered of record, unless Buyer provides affirmative evidence that a Third Party has conducted or is conducting operations on, or asserting ownership of, the Assets, sufficient proof of which shall include written communication by a party with record title to such prior lease asserting the validity of the lease;

(e)       defects that affect only which non-Seller Person has the right to receive royalty payments rather than the amount or the proper payment of such royalty payment; provided, that, such defects do not challenge the underlying validity of the affected Asset; and

(f)       defects arising from a mortgage encumbering the oil, gas or mineral estate of any lessor unless (i) a complaint of foreclosure has been duly filed or any similar action taken by the mortgagee thereunder or (ii) the lessor is in default thereunder, and in either case, such mortgage has not been subordinated to the Lease applicable to such Asset.

“Title Defect Cure Period” – as defined in Section 10.5(a).

“Title Defect Notice” – as defined in Section 10.3.

“Title Defect Property” – as defined in Section 10.3.

“Title Defect Value” – as defined in Section 10.3.

“Transaction Documents” – (a) this Agreement, (b) the Instrument of Conveyances, (c) the Confidentiality Agreement, (d) the Seller Closing Documents, (e) the Buyer’s Closing Documents, and (f) each other agreement, document, certificate or other instrument that is contemplated to be executed by and between the Parties (or their Affiliates) pursuant to or in connection with any of the foregoing or delivered by a Party at Closing.

“Transfer Tax” – all transfer, documentary, sales, use, stamp, registration and similar Taxes (but excluding Income Taxes) and fees arising out of, or in connection with, the transfer of the Assets to Buyer or the filing or recording of any assignments related to the transfer of the Assets to Buyer.

“Transition Services Agreement” – the Transition Services Agreement, substantially in the form attached to this Agreement as Exhibit I.

“Units” – as set forth in the definition of “Assets”.

“Well Locations” – as set forth in the definition of “Assets”.

“Wells” – as set forth in the definition of “Assets”.

“Working Interest” – with respect to the Target Formation of any Well or Well Location, the interest in and to such Well or Well Location that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well or Well Location (limited to the applicable Target Formation and subject to any reservations, limitations or depth restrictions described in Exhibit B for such Well or Well Location), but without regard to the effect of any Royalties or other burdens.

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